PIPER | SANDLER

ANNUAL 2024
REPORT

Connecting capital with opportunity

As a leading investment bank, we enable growth and success for our clients through deep sector expertise, candid advice and a differentiated, highly productive culture.

OUR VALUES

We create and implement superior financial solutions for our clients.

Serving clients is our fundamental purpose.

We earn our clients' trust by delivering the best guidance and service.

Great people working together as a team are our competitive advantage.

As we serve, we are committed to these core values:

• Always place our clients' interests first

• Conduct ourselves with integrity and treat others with respect

• Work in partnership with our clients and each other

• Attract, retain and develop a diverse group of the best people in a high-quality, inclusive environment

• Contribute our talents and resources to serve the communities in which we live and work



Financial highlights

Piper Sandler generated another strong year with adjusted net revenues of $1.5 billion, a 16% increase compared to 2023, and adjusted earnings per diluted common share of $12.69 for 2024. Our results reflect the benefits and durability of our diversified and scaled business, and we delivered our second strongest year on record. In addition, we returned $140 million to shareholders through dividends and share repurchases.

Summary of Adjusted Financial Results*

($ in millions, except per share data)	2020	2021	2022	2023	2024
Adjusted net revenues					
Advisory services	$443.3	$1,026.1	$776.4	$709.3	$808.7
Corporate financing	295.3	362.8	125.3	131.1	173.9
Municipal financing	119.8	164.3	107.7	83.4	122.5
Equity brokerage	161.4	154.1	210.3	209.5	215.3
Fixed income services	196.3	233.5	195.0	168.0	186.2
Investment income	10.4	35.0	1.6	7.1	7.2
Interest income, net of expense	8.5	4.7	17.4	21.8	27.2
Adjusted net revenues	$1,235.0	$1,980.5	$1,433.7	$1,330.2	$1,541.0
Adjusted operating income	$250.3	$550.0	$269.2	$212.9	$303.7
Adjusted operating margin	20.3%	27.8%	18.8%	16.0%	19.7%
Adjusted net income	$177.6	$399.0	$201.3	$166.4	$228.2
Adjusted earnings per diluted common share	$10.02	$21.92	$11.26	$9.28	$12.69
Total dividend per share related to fiscal year adjusted net income	$3.10	$9.45	$3.65	$3.40	$5.50
Total capital returned through share repurchases and dividends paid	$50.1	$169.3	$294.9	$155.1	$140.2



ADJUSTED NET REVENUES*
($ in millions)

2020 $1,235 | 2021 $1,980 | 2022 $1,434 | 2023 $1,330 | 2024 $1,541

ADJUSTED DILUTED EPS*

2020 $10.02 | 2021 $21.92 | 2022 $11.26 | 2023 $9.28 | 2024 $12.69

Financial measures presented above and included in the following letter to our fellow shareholders are on a non-GAAP, adjusted basis. The non-GAAP measures are not meant to be considered in isolation or as a substitute for the corresponding U.S. GAAP measures. Please refer to the Appendix for a reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measure.

To our fellow shareholders:

Over the past decade, our growth strategy has been grounded in providing greater value to clients and driving shareholder value through diversification across business lines, sectors, product offerings and geographical regions. During this expansion, a primary focus has been identifying areas where we can both enhance our offerings and position ourselves as market leaders. This approach has resulted in our ability to deliver strong earnings across cycles.

In 2024, Piper Sandler generated adjusted net revenues of $1.5 billion, adjusted net income of $228 million and adjusted earnings per diluted common share of $12.69. Our results reflect our second strongest year on record driven by contributions across all business lines and strong operating discipline, leading to a 37% increase in adjusted net income year-over-year. Performance for the year was led by advisory services which accounted for over half of our firm-wide net revenues for the fourth consecutive year.

Consistent Growth Across Business Lines

Our corporate investment banking revenues grew to $983 million in 2024, an increase of 17% compared to 2023. This growth was driven by robust performance in advisory services and corporate financing. Contributions from sectors were relatively diverse, with six out of our seven industry teams reporting revenue growth relative to 2023. Furthermore, our agented debt business achieved another record year, bolstered by increased revenue from private equity clients.

Within corporate investment banking, advisory services revenues of $809 million for 2024 grew 14% over the prior year driven by more completed deals and a higher average fee. The strength of our diversified platform as well as increased revenues from private equity clients resulted in 2024 being the second strongest advisory year on record. We ranked as a top 3 advisor based on the number of announced U.S. M&A deals valued under $1 billion. In total, we completed 288 advisory transactions with an aggregate transaction value of $89 billion. Our financial services group led performance, even with headwinds in the depository space, showcasing their resilience as we proudly maintained our position as the No. 1 advisor in U.S. M&A for banks based on the number of announced transactions. Our energy, power & infrastructure group delivered record performance, asserting our leadership in energy services where we were the top advisor based on the number of completed M&A deals.

$1.5 billion
2024 adjusted net revenues

$228 million
2024 adjusted net income

$12.69
2024 adjusted diluted EPS

$89 billion
Aggregate value of 288 advisory transactions

Top 3
Advisor in U.S. M&A
< $1 billion

No. 1
Advisor in U.S. M&A for banks

No. 1
Advisor in M&A for energy services

$46 billion
Capital raised for corporate clients across 117 deals

No. 1
Equity underwriter to banks

$17 billion
Par value raised for municipal clients across 501 transactions

No. 2
Municipal negotiated underwriter

11.3 billion
Equity shares traded for 1,600+ unique clients

Corporate financing revenues for the year reached $174 million, representing a 33% increase compared to 2023, fueled by a higher number of completed deals as equity market issuance returned to more normalized levels. We completed 117 equity, debt and preferred financings raising $46 billion for corporate clients. The performance was primarily driven by our healthcare franchise, which served as bookrunner on 40 out of the 42 equity deals. Additionally, we expanded our share of equity financings for financial services companies, ranking as the most active underwriter to banks in 2024.

Public finance generated municipal financing revenues of $123 million for 2024, increasing 47% compared to the prior year. This was driven by increased issuance activity across both our specialty sectors and governmental businesses resulting from increased investor demand. We underwrote 501 municipal negotiated transactions raising $17 billion of par value for our clients and maintained our No. 2 ranking based on the number of municipal negotiated underwritings. The special district group, which assists clients in raising capital to fund the public infrastructure needs of growing communities, delivered a record year with 85 transactions raising $3 billion of capital.

Our equity brokerage business achieved record revenues of $215 million, supported by strong client activity across our high-touch, electronic and derivatives trading platforms. The strength of our platform attracted over 1,600 unique clients and we traded 11.3 billion shares on their behalf. We continue to maintain one of the largest research platforms in the small and mid-cap space with approximately 950 stocks under coverage. Additionally, our macro research capabilities continue to rank among the best on Wall Street.

We generated $186 million of fixed income revenues, benefiting from a normalizing yield curve as well as investments we have made in the business, reflecting an 11% increase from 2023. Our capital-light fixed income business is structured around providing best-in-class advice to two key client verticals – depositories and non-depositories (asset managers, public entities, RIAs/money managers and insurance companies). Our unique position is driven by our deep understanding of banks and credit unions. Our proximity to and understanding of financial institutions and their respective business flow is also highly valued among our growing non-depository client base.

Continuing Opportunity to Grow Private Equity Market Share

Our emphasis on expanding revenues from private equity clients continued to yield strong results in 2024. Advisory revenues from this client segment grew over 20%, exceeding the overall sponsor M&A market's growth in both value and volume. In particular, our agented debt business generated another record year, driven by our financial sponsor clients increasingly looking to us to raise debt for acquisitions of new platforms, add-on acquisitions, refinancings of existing debt, and in support of our sell-side mandates. Overall, approximately 50% of our advisory services revenues are derived from financial sponsors, underscoring the importance of this client base to our overall strategy.

In 2024, we completed the acquisition of Aviditi Advisors, which formed our private capital advisory group, further bolstering our ability to serve this important client base by providing integrated, full-lifecycle support to private equity GPs and their investors. Aviditi Advisors operates across three core services: private fundraising, secondary capital (including continuation vehicles) and capital solutions. The addition of these key capabilities will allow us to further deepen and monetize our existing relationships and attract new financial sponsors clients.

The investments we have made to provide private equity clients with a broader array of services across a wider number of industry sectors has, and will, contribute to our future growth with this important client base which represents a large and growing segment of the investment banking fee pool.



Transforming Our Business Through Strategic Investments

A key pillar of our firm's growth has been successfully integrating targeted acquisitions to fill white spaces and deepen our product and sector expertise with a focus on growing where we can be market leaders. In the past five years, we have demonstrated consistent revenue growth as a result of selecting partners, not sellers, who, together with us, are looking to deliver an expanded offering to clients. Since 2019, the following eight acquisitions have significantly strengthened our capabilities:



ADJUSTED NET REVENUES

($ in millions)

In 2024, we also added to our capabilities by recruiting new talent across sectors, products and business lines. Within investment banking, we hired managing directors to strengthen and broaden our industry and product coverage with notable additions in commercial & residential services, fintech, energy, chemicals, asset & wealth management, and activist defense & shareholder engagement. Our investment banking managing director headcount increased to 183, up 14 from 2023. We added global market structure & algorithmic trading capabilities within equities, as well as expanded our coverage in both biotech and energy services equity research. Within public finance, we attracted top-tier talent to enhance our platform, expanding our geographic footprint with our new Missouri team supporting school districts and other governmental issuers. Additionally, we bolstered our fixed income platform with added capabilities in high-yield municipal trading and structured products.

A Focus On Operating Discipline

Our operating discipline has been a longstanding hallmark of Piper Sandler. Our adjusted operating margin increased 370 basis points year-over-year to 19.7% for 2024, a strong outcome on an absolute and relative basis as the peer group average was 16.3%. We continue to deliver near-term value to shareholders through operating discipline while also expanding the platform.

In 2024, we achieved an adjusted compensation ratio of 62%, improving 160 basis points from the previous year and among the best in our peer group. We remain focused on rewarding our talented workforce, balancing employee retention and investment opportunities while maintaining an efficient operational structure. Additionally, our disciplined approach to non-compensation expenses is a key driver of our operating leverage. Our adjusted non-compensation ratio improved 210 basis points year-over-year and our adjusted non-compensation expenses increased 4% year-over-year, a strong performance compared to our peer group average increase of 8%.

Our focus on maintaining a strong balance sheet has enabled us to return $140 million to shareholders through dividends and share repurchases during 2024. Total dividends for fiscal year 2024 were $5.50 per share of common stock, equating to a payout ratio of 43% of adjusted net income. Additionally, we repurchased approximately 347,000 shares of our common stock which more than offset the dilution from our 2024 annual grants. Our total shareholder return, inclusive of dividends, for the five-year period ending December 31, 2024, was 342%, ranking No.1 among our peer set and over triple the return of the S&P 500. Overall, our disciplined approach ensures that we can continue to invest in growth and deliver superior returns to our shareholders. This foundation of operating excellence will support our ongoing objectives and enable us to capitalize on emerging opportunities in the marketplace.



5-YEAR TOTAL SHAREHOLDER RETURN

Piper Sandler	Peer Group Average	KBW Index	S&P 500
342%	222%	116%	92%

PIPER SANDLER 5-YEAR GROWTH
(2024 vs. 2019)

Net Revenues	Operating Income
87%	120%

Looking Ahead

As we look forward, our strategy remains focused on executing our long-term objectives to drive revenue growth, expand our market presence and enhance shareholder value. Over the past 130 years, we have built a diversified and scalable platform that elevates our earnings power and effectiveness across market cycles. Our commitment to deep sector expertise and best-in-class execution has enabled us to build enduring client relationships and secure market leadership.

To advance our goals, we will continue to:

• Expand our business through strategic investments and selectively add partners who share our client-centric culture and who can leverage our platform to better serve clients.

• Grow our investment banking revenues to $2 billion through market share gains, accretive combinations, developing internal talent, and continued sector, product and geographic expansion with a specific focus on:

  – Private equity – continue to grow revenue with this significant client base across product, sector and geographic footprint

  – Technology sector – we remain committed to investing in our technology investment banking platform as we look to increase our share of this sector's large fee pool

  – Europe – continue to capitalize on the strength of our U.S. franchises by expanding in Europe

• Focus on growing the public finance platform by enhancing market leadership with A-plus talent while developing high potential, next generation bankers aligned with opportunities in key segments like education, special districts and other specialty businesses.

• Continue to grow our durable and profitable equities platform through product and geographic expansion, and corporate development in order to offset a declining fee pool environment.

• Grow fixed income revenues to $300 million by investing in top-tier talent that provides differentiated advice and expertise, building on our municipal franchise, increasing our electronic trading capabilities, and deepening our expertise in structured products and loan strategies.

The exceptional culture at Piper Sandler – characterized by entrepreneurship, hard work, collaboration and a focus on clients – has been the cornerstone of our success. We appreciate our colleagues for their commitment to serving our clients and delivering positive results.

On behalf of the entire Piper Sandler team, we sincerely thank you, our shareholders, for your trust and support. We look forward to continuing to serve the best interests of our clients, employees, shareholders and communities.

Chad Abraham
Chairman and Chief Executive Officer

Debbra Schoneman
President

Board of Directors

Chad R. Abraham
Chairman and Chief Executive Officer
Piper Sandler Companies

Jonathan J. Doyle
Vice Chairman and Head of Financial Services
Piper Sandler Companies

William R. Fitzgerald
Former Chairman and Chief Executive Officer
Ascent Capital Group, Inc.

Ann Gallo
Former Senior Managing Director and Partner
Wellington Management Company, LLP

Victoria M. Holt
Former President and Chief Executive Officer
Proto Labs, Inc.

Robbin Mitchell
Senior Advisor
Boston Consulting Group

Thomas S. Schreier Jr.
(Lead Independent Director)
Former Chairman
Nuveen Asset Management

Sherry M. Smith
Former Executive Vice President
and Chief Financial Officer
SUPERVALU INC.

Philip E. Soran
Former President, Chief Executive Officer
and Director
Compellent Technologies, Inc.

Brian R. Sterling
Former Managing Director
Piper Sandler Companies

Scott C. Taylor
Former Executive Vice President
and General Counsel
NortonLifeLock Inc. (formerly Symantec Corp.)

Leadership Team

Chad R. Abraham
Chairman and Chief Executive Officer

Debbra L. Schoneman
President

James P. Baker
Global Co-Head of Investment Banking
and Capital Markets

John Beckelman
Head of Fixed Income

Katherine P. Clune
Chief Financial Officer

Michael R. Dillahunt
Global Co-Head of Investment Banking
and Capital Markets

Jonathan J. Doyle
Vice Chairman and Head of Financial Services

Christine N. Esckilsen
Chief Human Capital Officer

John W. Geelan
General Counsel and Secretary

J.P. Peltier
Global Group Head of Healthcare
Investment Banking

Shawn C. Quant
Chief Information and Operations Officer

Thomas P. Schnettler
Vice Chairman of Piper Sandler & Co.

Appendix

Reconciliation of U.S. GAAP financial measures to adjusted, non-GAAP financial measures

The financial highlights and letter to shareholders include non-GAAP, or "adjusted," financial measures. The corresponding reconciliations of these non-GAAP financial measures to the most comparable U.S. GAAP financial measures are included below.

Adjustments to these non-GAAP financial measures include (1) the exclusion of investment (income)/loss and non-compensation expenses related to noncontrolling interests, (2) the exclusion of interest expense on long-term financing from net revenues, (3) the exclusion of compensation and non-compensation expenses from acquisition-related agreements, (4) the exclusion of restructuring and integration costs related to acquisitions and/or headcount reductions, (5) the exclusion of amortization of intangible assets related to acquisitions, (6) the exclusion of non-compensation expenses from regulatory settlements with the Securities and Exchange Commission and the Commodity Futures Trading Commission regarding compliance with recordkeeping requirements for business-related communications, (7) the exclusion of discontinued operations, and (8) the income tax impact allocated to the adjustments. The adjusted weighted average diluted shares outstanding used in the calculation of non-GAAP earnings per diluted common share contains an adjustment to include the common shares for unvested restricted stock awards with service conditions granted pursuant to all acquisitions since January 1, 2020.

Management believes that presenting results and measures on this adjusted basis alongside U.S. GAAP measures provides the most meaningful basis for comparison of its operating results across periods, and enhances the overall understanding of our current financial performance by excluding certain items that may not be indicative of our core operating results. The non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of financial performance prepared in accordance with U.S. GAAP.

NET REVENUES

A reconciliation of U.S. GAAP net revenues to adjusted net revenues for the years ended December 31:

($ in millions)	2024	2023	2022	2021	2020	2019
U.S. GAAP net revenues	$1,525.9	$1,348.0	$1,425.6	$2,031.1	$1,238.2	$834.6
Adjustments:						
Investment (income)/loss related to noncontrolling interests	15.1	(22.9)	1.6	(59.1)	(12.9)	(10.8)
Interest expense on long-term financing	-	5.1	6.5	8.4	9.6	1.8
Adjusted net revenues	$1,541.0	$1,330.2	$1,433.7	$1,980.5	$1,235.0	$825.6

Note: amounts presented in the tables above are rounded to millions and may not foot.

COMPENSATION EXPENSES

A reconciliation of U.S. GAAP compensation and benefits to adjusted compensation and benefits for the years ended December 31:

($ in millions)	2024	2023	2022	2021	2020	2019
U.S. GAAP compensation and benefits	$1,004.2	$897.0	$983.5	$1,305.2	$877.5	$516.1
Adjustments:						
Compensation from acquisition-related agreements	(48.7)	(51.1)	(87.5)	(116.8)	(113.4)	(5.1)
Adjusted compensation and benefits	$955.4	$846.0	$896.0	$1,188.4	$764.1	$511.0

NON-COMPENSATION EXPENSES

A reconciliation of U.S. GAAP non-compensation expenses to adjusted non-compensation expenses for the years ended December 31:

($ in million)	2024	2023	2022	2021	2020	2019
U.S. GAAP non-compensation expenses	$303.3	$328.3	$307.7	$284.4	$292.2	$199.5
Adjustments:						
Non-compensation expenses related to noncontrolling interests	(8.5)	(9.4)	(7.9)	(7.2)	(4.0)	(4.3)
Restructuring and integration costs	(2.6)	(7.7)	(11.4)	(4.7)	(10.8)	(14.3)
Amortization of intangible assets related to acquisitions	(10.3)	(19.4)	(15.4)	(30.1)	(44.7)	(4.3)
Non-compensation expenses from acquisition-related agreements	(3.1)	1.1	(4.5)	(0.2)	(12.1)	(0.1)
Non-compensation expenses from regulatory settlements	3.0	(21.5)	-	-	-	-
Adjusted non-compensation expenses	$281.9	$271.3	$268.6	$242.1	$220.6	$176.5

Note: amounts presented in the tables above are rounded to millions and may not foot.

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE

A reconciliation of U.S. GAAP income from continuing operations before income tax expense to adjusted income before adjusted income tax expense for the years ended December 31:

($ in millions)	2024	2023	2022	2021	2020	2019
U.S. GAAP income from continuing operations before income tax expense	$218.4	$122.6	$134.4	$441.5	$68.5	$119.0
Adjustments:						
Investment (income)/loss related to noncontrolling interests	15.1	(22.9)	1.6	(59.1)	(12.9)	(10.8)
Interest expense on long-term financing	-	5.1	6.5	8.4	9.6	1.8
Non-compensation expenses related to noncontrolling interests	8.5	9.4	7.9	7.2	4.0	4.3
Compensation from acquisition-related agreements	48.7	51.1	87.5	116.8	113.4	5.1
Restructuring and integration costs	2.6	7.7	11.4	4.7	10.8	14.3
Amortization of intangible assets related to acquisitions	10.3	19.4	15.4	30.1	44.7	4.3
Non-compensation expenses from acquisition-related agreements	3.1	(1.1)	4.5	0.2	12.1	0.1
Non-compensation expenses from regulatory settlements	(3.0)	21.5	-	-	-	-
Adjusted operating income	$303.7	$212.9	$269.2	$550.0	$250.3	$138.2
Interest expense on long-term financing	-	(5.1)	(6.5)	(8.4)	(9.6)	(1.8)
Adjusted income before adjusted income tax expense	$303.7	$207.8	$262.7	$541.5	$240.7	$136.4

NET INCOME ATTRIBUTABLE TO PIPER SANDLER COMPANIES

A reconciliation of U.S. GAAP net income attributable to Piper Sandler Companies to adjusted net income for the years ended December 31:

($ in millions)	2024	2023	2022	2021	2020	2019
U.S. GAAP net income attributable to Piper Sandler Companies	$181.1	$85.5	$110.7	$278.5	$40.5	$111.7
Adjustment to exclude net income from discontinued operations	-	-	-	-	-	23.8
Net income from continuing operations	$181.1	$85.5	$110.7	$278.5	$40.5	$87.9
Adjustments:						
Compensation from acquisition-related agreements	38.5	40.6	66.7	93.1	85.9	4.1
Restructuring and integration costs	2.0	5.7	8.9	3.5	8.7	10.8
Amortization of intangible assets related to acquisitions	7.6	14.3	11.8	23.6	33.4	3.3
Non-compensation expenses from acquisition-related agreements	2.3	(0.8)	3.3	0.2	9.0	0.1
Non-compensation expenses from regulatory settlements	(3.3)	21.1	-	-	-	-
Adjusted net income	$228.2	$166.4	$201.3	$399.0	$177.6	$106.2

Note: amounts presented in the tables above are rounded to millions and may not foot.

EARNINGS PER DILUTED COMMON SHARE

A reconciliation of U.S. GAAP earnings per diluted common share to adjusted earnings per diluted common share for the years ended December 31:

	2024	2023	2022	2021	2020	2019
U.S. GAAP earnings per diluted common share	$10.24	$4.96	$6.52	$16.43	$2.72	$7.69
Adjustment to exclude net income from discontinued operations	-	-	-	-	-	1.65
Income from continuing operations	$10.24	$4.96	$6.52	$16.43	$2.72	$6.05
Adjustment related to participating shares (1)	-	-	-	-	-	0.04
Adjustment for inclusion of unvested acquisition-related stock	(0.20)	(0.38)	(0.60)	(1.62)	(1.89)	-
	$10.04	$4.58	$5.92	$14.81	$0.83	$6.09
Adjustments:						
Compensation from acquisition-related agreements	2.17	2.36	3.93	5.49	5.76	0.29
Restructuring and integration costs	0.11	0.33	0.53	0.21	0.58	0.75
Amortization of intangible assets related to acquisitions	0.43	0.83	0.69	1.40	2.24	0.23
Non-compensation expenses from acquisition-related agreements	0.13	(0.05)	0.19	0.01	0.61	0.01
Non-compensation expenses from regulatory settlements	(0.19)	1.23	-	-	-	-
Adjusted earnings per diluted common share	$12.69	$9.28	$11.26	$21.92	$10.02	$7.36

1) For periods prior to 2020, Piper Sandler Companies calculated earnings per common share using the two-class method, which required the allocation of consolidated adjusted net income between common shareholders and participating security holders, which in the case of Piper Sandler Companies, represented unvested stock with non-forfeitable dividend rights. No allocation of undistributed earnings was made for periods in which a loss was incurred, or for periods in which the special cash dividend exceeded adjusted net income resulting in an undistributed loss.

WEIGHTED AVERAGE DILUTED COMMON SHARE OUTSTANDING

A reconciliation of U.S. GAAP weighted average diluted common shares outstanding to adjusted weighted average diluted common shares outstanding for the years ended December 31:

(Amounts in millions)	2024	2023	2022	2021	2020	2019
U.S. GAAP weighted average diluted common shares outstanding	17.7	17.2	17.0	17.0	14.9	13.9
Adjustment:						
Unvested acquisition-related restricted stock with service conditions	0.3	0.7	0.9	1.3	2.8	-
Adjusted weighted average diluted common shares outstanding	18.0	17.9	17.9	18.2	17.7	13.9

Note: amounts presented in the tables above are rounded to millions and may not foot.

Peer Group Performance

The peer group referenced within the annual shareholder letter includes Evercore Inc. (EVR), Houlihan Lokey, Inc. (HLI), Lazard, Inc. (LAZ), Moelis & Company (MC) and PJT Partners Inc. (PJT). The peer group also includes the Capital Markets segment of Raymond James Financial, Inc. (RJF) and the Institutional Group segment of Stifel Financial Corp. (SF) as these segments are a more direct comparison to Piper Sandler.

Financial measures are obtained from reports on file with the SEC or the company's website and reflect the twelve month period ending December 31, 2024.

Market Share Positions & Market Data

Market share positions and market data presented within the letter to shareholders are referenced from the following independent sources:

MERGERMARKET

- No. 3 advisor in U.S. M&A based on number of announced transactions during 2024 with a reported deal value of < $1 billion

S&P CAPITAL IQ PRO

- Total shareholder return, inclusive of dividends, for the five-year period ending December 31, 2024 was 342% for Piper Sandler; 222% for the Peer Group (i.e., average of EVR, HLI, LAZ, MC, PJT, RJF, and SF); 116% for the KBW Capital Markets Index; and, 92% for the S&P 500
- No. 1 advisor in U.S. M&A for banks & thrifts based on the number of announced transactions during 2024

BLOOMBERG

- No. 1 advisor in energy services M&A based on number of closed transactions during 2024 for the oil & gas services & equipment industry

DEALOGIC

- No. 1 equity underwriter based on the number of deals completed and capital raised during 2024 for banks; includes IPOs, follow-on offerings, PIPEs and ATM offerings for depository institutions > $10 million in value

REFINITIV

- No. 2 underwriter based on number of U.S. sole/senior negotiated and private placement transactions during 2024

PITCHBOOK

- 2024 vs. 2023 growth in U.S. PE M&A deal activity (value and volumes)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2024
Commission File No. 001-31720

PIPER SANDLER COMPANIES

(Exact Name of Registrant as specified in its Charter)

Delaware	**30-0168701**
(State or Other Jurisdiction of Incorporation or Organization)	*(IRS Employer Identification No.)*

800 Nicollet Mall, Suite 900

Minneapolis, Minnesota	**55402**
(Address of Principal Executive Offices)	*(Zip Code)*

(612) 303-6000

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Common Stock, par value $0.01 per share	PIPR	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the 17,195,151 shares of the registrant's Common Stock, par value $0.01 per share, held by non-affiliates based upon the last sale price, as reported on the New York Stock Exchange, of the Common Stock on June 30, 2024 was approximately $3.96 billion.

As of February 20, 2025, the registrant had 17,730,430 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference information (to the extent specific sections are referred to herein) from the registrant's Proxy Statement for its 2025 Annual Meeting of Shareholders to be held on May 22, 2025.

Table of Contents

Part I

Part II

Part III

Part IV

Part I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the year ended December 31, 2024 (this "Form 10-K") contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward-looking statements include, among other things, statements other than historical information or statements of current conditions and may relate to our future plans and objectives and results, and also may include our belief regarding the effect of various legal proceedings, as set forth under "Legal Proceedings" in Part I, Item 3 of this Form 10-K and in our subsequent reports filed with the Securities and Exchange Commission ("SEC"). Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including those factors discussed below under "Risk Factors" in Part I, Item 1A of this Form 10-K, as well as those factors discussed under "External Factors Impacting Our Business" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Form 10-K and in our subsequent reports filed with the SEC. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

Item 1. Business.

OVERVIEW

Piper Sandler Companies is an investment bank and institutional securities firm, serving the needs of corporations, private equity groups, public entities, non-profit entities and institutional investors in the United States ("U.S.") and internationally. Founded in 1895, Piper Sandler Companies provides a broad set of products and services, including financial advisory services; equity and debt capital markets products; public finance services; institutional brokerage services; fundamental equity and macro research services; fixed income services; and alternative asset management strategies. Our headquarters are located in Minneapolis, Minnesota and we have offices across the U.S. and international locations in London, Aberdeen, Munich, Paris, Zurich and Hong Kong.

OUR BUSINESS

We operate in one reportable segment providing investment banking services, institutional sales and trading services for various equity and fixed income products, and research services. We are organized as one reportable segment in order to maximize the value we provide to clients by leveraging our diversified expertise and broad relationships of the experienced professionals across our company.

Investment Banking

For our corporate clients and financial sponsors, we provide advisory services, which includes mergers and acquisitions ("M&A"); equity and debt financings; equity and debt private placements; and debt, restructuring and private capital advisory. We operate in the following focus sectors: healthcare; financial services; energy and power; consumer; services and industrials; technology; and chemicals, primarily focusing on middle-market clients. For our government and non-profit clients, we underwrite municipal issuances, provide municipal financial advisory and loan placement services, and offer various over-the-counter derivative products. Our public finance investment banking capabilities focus on state and local governments, cultural and social service non-profit entities, special districts and development infrastructure, project finance, and the education, healthcare, hospitality, senior living, housing and transportation sectors.

Equity and Fixed Income Institutional Brokerage

We offer both equity and fixed income advisory and trade execution services for institutional investors, corporations, and government and non-profit entities. Integral to our capital markets efforts, we have equity sales and trading relationships with institutional investors in North America and Europe that invest in our core sectors. Our fundamental equity research analysts provide investment ideas and support to our trading clients on approximately 950 companies. Our macro research teams provide a comprehensive overview of global trends, such as economic and energy trends, as well as policy actions and political developments. Fixed income services provides advice on balance sheet management, investment strategy and customized portfolio solutions. We provide fixed income sales and trading solutions to banks, registered investment advisors, public entities, credit unions, asset managers, and insurance companies. We principally engage in trading activities to facilitate customer activity.

Alternative Asset Management Funds

We have created alternative asset management funds in merchant banking and healthcare in order to invest firm capital and to manage capital from outside investors.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

As of December 31, 2024, the substantial majority of our net revenues and long-lived assets were located in the U.S.

COMPETITION

Our business is subject to intense competition driven by large Wall Street and international firms, regional broker dealers, boutique and niche-specialty firms and alternative trading systems that effect securities transactions through various electronic venues. Competition is based on a variety of factors, including price, quality of advice and service, reputation, product selection, transaction execution, financial resources and investment performance. Many of our large competitors have greater financial and technology resources than we have and may have greater capacity for risk and potential innovation as well as more flexibility to offer a broader set of products and services than we can.

In addition, there is significant competition within the securities industry for obtaining and retaining the services of qualified employees. Our business is a human capital business, and attracting and retaining employees depends, among other things, on our company's culture, management, work environment, geographic locations and compensation.

HUMAN CAPITAL

Piper Sandler Companies connects capital with opportunity to create value and build a better future, and our employees have been critical to achieving this mission throughout our operating history of more than 125 years. We believe that great people working together as a team are our competitive advantage, and it is crucial that we continue to attract and retain talented employees. As part of these efforts, we strive to foster a community where everyone feels included and empowered to do their best work; provide training, mentorship and development opportunities; offer a competitive compensation and benefits program; and give employees the opportunity to give back to their communities.

As of December 31, 2024, we had 1,805 full-time employees, of which 1,700 were employed in the U.S. and 105 in the United Kingdom ("U.K."), Germany, France, Switzerland and Hong Kong. Approximately 1,370 of our employees were registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") as of December 31, 2024. One key metric we use to benchmark our firm to industry peer companies is the number of investment banking managing directors. At December 31, 2024, we had 183 corporate investment banking managing directors.

Recruitment and Talent Development

A core tenet of our talent system is to develop talent from within our company and to supplement with external candidates. We believe that diverse teams with unique backgrounds, skills and experiences yield more innovative solutions. This is reflected in our commitment to engage, hire and retain bright, committed people to work in partnership in an environment that allows each person to achieve personal success and add value to our teams and communities.

We provide opportunities for employees to grow and build their careers through various training, mentorship and development programs. Additionally, our employee resource groups, which are open to all employees, help develop connections, build community and create opportunities for engagement. We also have a talent and succession planning process, which is reviewed annually with our board of directors.

We maintain several programs and partnerships to help us broaden the pipeline to attract great talent, including summer internships, the Career Exploration Program, the Piper Sandler MBA Fellowship Program and community partnerships with organizations that focus on coaching, training and mentoring college students with varied backgrounds and experiences. The Career Exploration Program and the Piper Sandler MBA Fellowship Program are designed to attract talented undergraduate students and MBA students, respectively, whose life experiences, demonstrated interests, and achievements will contribute to our culture. These programs serve as a direct pipeline for summer internship opportunities that have the potential to convert to full-time positions.

Compensation and Benefits Program

Our compensation program is designed to attract, reward and retain employees who possess the skills necessary to support our business objectives and assist in the achievement of our strategic goals. We provide employees with competitive compensation packages that include base salary, annual incentive bonuses, restricted share awards, and length of service awards. For further information on the restricted shares we grant to employees as part of year-end compensation, see Note 18 to our consolidated financial statements in Part II, Item 8 of this Form 10-K. We also offer benefits such as life and health (medical, dental and vision) insurance, paid time off, tuition reimbursement and a 401(k) plan with matching employer contributions. We also offer family support services, such as paid parental leave, fertility benefits and adoption assistance, as well as various health and wellness programs. We believe our programs align both individual employees and long-term company performance with shareholder interests.

Community Leadership

We are committed to contributing our talents and resources to serve the communities in which we live and work through the Piper Sandler Foundation, various charitable campaigns, employee programs and volunteerism. We believe this commitment assists in our efforts to attract and retain employees. In 2024, we donated a total of $8.0 million through employee donations, our corporate matching gifts programs and corporate grants. Piper Sandler Companies matches each employee's donations up to $5,000. In 2024, our employees supported over 1,850 causes. We launched a volunteer rewards program during 2024 that provides up to $1,000 of financial support to the causes where our employees volunteer their time.

REGULATION

As a participant in the financial services industry, our business is regulated by U.S. federal and state regulatory agencies, by self-regulatory organizations ("SROs") and securities exchanges, and by foreign governmental agencies, financial regulatory bodies and securities exchanges. We are subject to complex and extensive regulation of most aspects of our business, including the manner in which securities transactions are effected, net capital requirements, financial and electronic recordkeeping and reporting procedures, relationships and conflicts with customers, conduct, experience and training requirements for certain employees, and the manner in which we prevent and detect money-laundering and bribery activities. The regulatory framework of the financial services industry is designed primarily to safeguard the integrity of the capital markets and to protect customers, not creditors or shareholders.

The laws, rules and regulations comprising this regulatory framework can (and do) change frequently, as can the interpretation and enforcement of existing laws, rules and regulations. Conditions in the global financial markets and economy can cause legislators and regulators to increase the examination, enforcement and rule-making activity directed toward the financial services industry. The intensity of the regulatory environment may correlate with the level and nature of our legal proceedings for a given period, and increased intensity could have an adverse effect on our business, financial condition, and results of operations.

Our U.S. broker dealer subsidiary (Piper Sandler & Co.) is registered as a securities broker dealer with the SEC and is a member of various SROs and securities exchanges. FINRA serves as the primary SRO of Piper Sandler & Co., and the New York Stock Exchange ("NYSE") has oversight over NYSE-related market activities. FINRA regulates many aspects of our U.S. broker dealer business, including registration, education and conduct of our broker dealer employees, examinations, rulemaking, enforcement of these rules and the federal securities laws, trade reporting and the administration of dispute resolution between investors and registered firms. We have agreed to abide by the rules of FINRA (as well as those of the NYSE and other SROs), and FINRA has the power to expel, fine and otherwise discipline Piper Sandler & Co. and its officers, directors and employees. Among the rules that apply to Piper Sandler & Co. are the uniform net capital rule of the SEC (Rule 15c3-1) and the net capital rule of FINRA. Both rules set a minimum level of net capital a broker dealer must maintain and require that a portion of the broker dealer's assets be relatively liquid. Under the applicable FINRA rule, FINRA may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital falls below FINRA requirements. In addition, Piper Sandler & Co. is subject to certain notification requirements related to withdrawals of excess net capital. As a result of these rules, our ability to make withdrawals of capital from Piper Sandler & Co. may be limited. In addition, Piper Sandler & Co. is licensed as a broker dealer in each of the 50 states, requiring us to comply with applicable laws, rules and regulations of each state. Any state may revoke a license to conduct a securities business and fine or otherwise discipline broker dealers and their officers, directors and employees.

We also operate entities in various international jurisdictions, and these entities are subject to regulation by the relevant international authorities, including the Financial Conduct Authority of the U.K., the Hong Kong Securities and Futures Commission, the German Federal Financial Supervisory Authority, and the Guernsey Financial Services Commission ("GFSC"). These authorities regulate these entities (in their respective jurisdictions) in areas of capital adequacy, customer protection and business conduct, among others.

Entities in the jurisdictions identified above are also subject to anti-money laundering regulations. Piper Sandler & Co. is subject to the USA PATRIOT Act of 2001, which contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations requiring us to implement standards for verifying client identification at the time the client relationship is initiated, monitoring client transactions and reporting suspicious activity. Our entities in Hong Kong, the U.K., Germany and Guernsey are subject to similar anti-money laundering laws and regulations in those jurisdictions. We are also subject to the U.S. Foreign Corrupt Practices Act as well as other anti-bribery and anti-corruption laws in the jurisdictions in which we operate. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage.

We maintain subsidiaries that are registered as investment advisors with the SEC and subject to regulation and oversight by the SEC. PSC Capital Partners LLC, Piper Heartland Healthcare Capital LLC and Piper Sandler Finance Management LLC are asset management subsidiaries and registered investment advisors. As registered investment advisors, these entities are subject to requirements that relate to, among other things, fiduciary duties to clients, maintaining an effective compliance program, solicitation agreements, conflicts of interest, financial and electronic recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between the advisor and advisory clients, as well as general anti-fraud prohibitions. Piper Sandler & Co. is also a registered investment advisor and subject to these requirements. Parallel General Partner Limited is the general partner of several private equity limited partnerships; it and the limited partnerships are registered and regulated by the GFSC.

Certain of our businesses also are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies or various SROs or exchanges governing the privacy of client information, as applicable. Any failure with respect to our practices, procedures and controls in any of these areas could subject us to regulatory consequences, including fines, and potentially other significant liabilities.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Information regarding our executive officers and their ages as of February 20, 2025, are as follows:

Name	Age	Position(s)
Chad R. Abraham	56	Chief Executive Officer
Debbra L. Schoneman	56	President
Katherine P. Clune	44	Chief Financial Officer
James P. Baker	57	Global Co-Head of Investment Banking and Capital Markets
Michael R. Dillahunt	56	Global Co-Head of Investment Banking and Capital Markets
Jonathan J. Doyle	59	Vice Chairman and Head of Financial Services Group
John W. Geelan	49	General Counsel and Secretary

Chad R. Abraham is our chief executive officer, a position he has held since January 2018. He previously served as global co-head of investment banking and capital markets from October 2010 to December 2017. Prior to that, he served as head of equity capital markets since November 2005. Mr. Abraham joined Piper Sandler Companies in 1991 in our investment banking group and was promoted to managing director and head of technology investment banking in 1999.

Debbra L. Schoneman is our president, a position she has held since January 2018. She previously served as chief financial officer from May 2008 to December 2017, and global head of equities from June 2017 to December 2017. Prior to that, she served as treasurer from August 2006 until May 2008; and as finance director of our corporate and institutional services business from July 2002 until July 2004 when the role was expanded to include our public finance services division. Ms. Schoneman joined Piper Sandler Companies in 1990 in our accounting department.

Katherine P. Clune is our chief financial officer, a position she has held since January 2024. She most recently served as senior vice president of finance from November 2023 to January 2024. Before joining Piper Sandler Companies, Ms. Clune was treasurer and head of planning and strategy at Evercore Inc., from June 2022 to November 2023, and global head of financial planning and analysis at Morgan Stanley from June 2020 to June 2022. Prior to that, Ms. Clune served in various capacities with Morgan Stanley from 2005 through June 2022, including global head, liquidity coverage and planning, and chief financial officer, U.S. banks.

James P. Baker is our global co-head of investment banking and capital markets, a position he has held since January 2019. Prior to that, he served as our co-head of energy investment banking from February 2016 to December 2018. Mr. Baker joined Piper Sandler Companies in February 2016 in connection with our acquisition of Simmons & Company International, where Mr. Baker came to serve as a managing director and leader of its midstream/downstream investment banking group after joining in 2001. Prior to that, Mr. Baker was a director and chief financial officer at Koch Industries and led corporate finance and corporate development for Koch's energy businesses, and a director for Alton Geoscience where he provided consulting services to refining and marketing companies on the West Coast.

Michael R. Dillahunt is our global co-head of investment banking and capital markets, a position he has held since March 2021. Prior to that, he served as co-head of our services and industrials group from 2011 to 2020, and as vice chairman of investment banking and chairman of M&A and private equity coverage from 2020 to March 2021. Mr. Dillahunt joined Piper Sandler Companies in 1998, prior to which he had been an M&A and corporate attorney at Milbank LLP.

Jonathan J. Doyle is our vice chairman, senior managing principal and head of the financial services group, a position he has held since January 2020. Mr. Doyle joined Piper Sandler Companies in connection with our acquisition of Sandler O'Neill, where Mr. Doyle served as a senior managing principal since January 2012, and partner since January 1995. Mr. Doyle began his career at Marine Midland Bank.

John W. Geelan is our general counsel and secretary. He served as assistant general counsel and assistant secretary from November 2007 until becoming general counsel in January 2013. Mr. Geelan joined Piper Sandler Companies in 2005.

ADDITIONAL INFORMATION

Our principal executive offices are located at 800 Nicollet Mall, Suite 900, Minneapolis, Minnesota 55402, and our general telephone number is (612) 303-6000. We maintain an Internet Web site at http://www.pipersandler.com. The information contained on and connected to our Web site is not incorporated into this Form 10-K. We make available free of charge on or through our Web site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and all other reports we file with the SEC, as soon as reasonably practicable after we electronically file these reports with, or furnish them to, the SEC. Such reports are also available on the SEC's Web site at http://www.sec.gov. "Piper Sandler," the "Company," "registrant," "we," "us" and "our" refer to Piper Sandler Companies and our subsidiaries. The Piper Sandler logo and the other trademarks, tradenames and service marks of Piper Sandler Companies mentioned in this report or elsewhere, including, but not limited to, PIPER SANDLER®, PIPER JAFFRAY®, REALIZE THE POWER OF PARTNERSHIP®, CORNERSTONE MACRO®, SIMMONS ENERGY A DIVISION OF PIPER SANDLER®, SIMMONS ENERGY A DIVISION OF PIPER JAFFRAY®, SIMMONS ENERGY®, SIMMONS & COMPANY INTERNATIONAL®, SIMMONSCO-INTL®, PIPER SANDLER FINANCE℠, BIOINSIGHTS®, TAKING STOCK WITH TEENS®, Aviditi®, Aviditi Advisors® and GUIDES FOR THE JOURNEY®, are the property of Piper Sandler & Co., a subsidiary of Piper Sandler Companies.

Item 1A. Risk Factors.

In the normal course of our business activities, we are exposed to a variety of strategic risks, market risks, human capital risks, liquidity risks, credit risks, operational risks, and legal and regulatory risks. A description of each of these principal areas of risk, as well as the primary risk management processes that we use to mitigate our risk exposure in each, is discussed below under the caption "Risk Management" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Form 10-K.

The following discussion sets forth risk factors that we have identified in each principal area of risk as being the most material to our business, future financial condition, and results of operations. Although we discuss these risk factors primarily in the context of their potential effects on our business, financial condition or results of operations, it should be understood that these effects can have further negative implications such as: reducing the price of our common stock; reducing our capital, which can have regulatory and other consequences; affecting the confidence that our clients and other counterparties have in us, with a resulting negative effect on our ability to conduct and grow our business; and reducing the attractiveness of our securities to potential purchasers, which may adversely affect our ability to raise capital and secure other funding or the prices at which we are able to do so. Further, additional risks beyond those discussed below and elsewhere in this Form 10-K or in other of our reports filed with, or furnished to, the SEC could adversely affect us. We cannot provide assurance that the risk factors herein or elsewhere in our other reports filed with, or furnished to, the SEC address all potential risks that we may face.

These risk factors also serve to describe factors which may cause our results to differ materially from those described in forward-looking statements included in this Form 10-K or in other documents or statements that make reference to this Form 10-K. Forward-looking statements, as further described in this Form 10-K under the heading "Cautionary Note Regarding Forward-Looking Statements," and other factors that may affect future results are discussed below under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Form 10-K.

STRATEGIC AND MARKET RISK

Our business success depends in large part upon the strategic decisions made by our executive management, the alignment of business plans developed to act upon those decisions, and the quality of implementation of these business plans. Strategic risk represents the risk associated with our executive management failing to develop and execute on the appropriate strategic vision which demonstrates a commitment to our culture, leverages our core competencies, appropriately responds to external factors in the marketplace, and is in the best interests of our company. In setting out and executing upon a strategic vision for our business, we are faced with a number of inherent risks, including risks relating to external events, market and economic conditions, competition, and business performance that could all negatively affect our ability to execute on our strategic decisions and, therefore, our future financial condition or results of operations. The risks related to external events and overall market and economic conditions are referred to as market risk. The following are material risk factors that could pose a risk to our strategic vision, and the market risks that may impact execution of our strategy.

Developments in market and economic conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability and cause volatility in our results of operations.

Economic and market conditions have had, and will continue to have, a direct and material impact on our results of operations and financial condition because performance in the financial services industry is heavily influenced by the overall strength of economic conditions and financial market activity. For example:

• In 2024, our business generally benefited from continued U.S. economic strength and moderation in the pace of inflation, which led to an increase in business and client activity. Nevertheless, overall financial market activity continued to remain somewhat subdued compared to historical levels due to uncertainty concerning future U.S. Federal Reserve policy and the potential for a resurgence of inflation. We believe that the trajectory of market conditions in 2025 will be dependent on several factors, including a continued moderation of the pace of inflation, the ability of the U.S. Federal Reserve to continue to cut interest rates, the effects of, or market uncertainty concerning the effects of tariffs, tax, regulatory and other policies of the new U.S. presidential administration, and the effects of macroeconomic or political uncertainty in the U.S. or abroad. Widespread concern or doubts in the market about U.S. or global economic conditions, the potential for financial contagion or widespread corporate or government defaults, the possibility of the broader outbreak of armed conflict in the Middle East or Eastern Europe, geopolitical tensions concerning Taiwan, or the pace, impact, or effectiveness of the actions by the U.S. Federal Reserve with respect to interest rates, or the efficacy or adequacy of government measures enacted to support the U.S. and global economy, could erode the outlook for macroeconomic conditions, economic growth, and business confidence, which would negatively impact our businesses.

• Our investment banking revenues from our advisory and equity capital markets businesses are directly related to macroeconomic conditions and corresponding financial market activity. Our investment banking business overall, but especially our capital markets business, benefits from cycles of strong financial market activity and company valuations. As an example, a significant portion of our investment banking revenues in recent years has been derived from advisory and capital markets engagements in our focus sectors and from financial sponsor clients, and activity in these areas is highly correlated to market conditions and the macroeconomic environment. During periods of heightened economic uncertainty, financial market activity can significantly decline, and our business may suffer reduced revenues as a result. If the outlook for macroeconomic conditions in 2025 were to deteriorate, the level of financial market activity could significantly decrease, which would reduce our investment banking revenues more generally. In addition, market volatility or uncertainty related to a decline in the U.S. or global macroeconomic outlook could cause financial market activity to decrease, which would also negatively affect our investment banking revenues. Global macroeconomic conditions and U.S. financial markets also remain vulnerable to the potential risks posed by exogenous shocks, which could include, among other things, political or social unrest or economic uncertainty in the U.S. and the European Union, including the potential for financial contagion or widespread corporate or government defaults, renewed concern about China's economy or financial sector, the wider outbreak of armed conflict in the Middle East or Eastern Europe, geopolitical tensions concerning Taiwan, and complications involving terrorism and armed conflicts around the world, or other challenges to global trade. More generally, because our business is closely correlated to the macroeconomic outlook, a significant deterioration in that outlook or an exogenous shock would likely have an immediate and significant negative impact on our investment banking business and our overall results of operations.

It is difficult to predict the economic and market conditions for 2025, which are dependent upon global and U.S. economic conditions and geopolitical events globally. Our smaller scale and the cyclical nature of the economy and the financial services industry leads to volatility in our financial results, including our operating margins, compensation ratios, business mix, and revenue and expense levels. Our financial performance may be limited by the fixed nature of certain expenses, the impact from unanticipated losses or expenses during the year, our business mix, and the inability to scale back costs in a timeframe to match decreases in revenue-related changes in market and economic conditions. As a result, our financial results may vary significantly from quarter to quarter and year to year.

Developments in specific business sectors and markets in which we conduct our business have in the past adversely affected, and may in the future adversely affect, our business and profitability.

Our results for a particular period may be disproportionately impacted by declines in specific sectors of the U.S. or global economy, or for certain products within the financial services industry, due to our business mix and focus areas. For example:

- Our investment banking business focuses on specific sectors, including healthcare, financial services, energy and power, consumer, services and industrials, technology, and chemicals. Volatility, uncertainty, or slowdowns in any of these sectors may adversely affect our business, sometimes disproportionately, and may cause volatility in the net revenues we receive from our corporate advisory and capital markets activities. Both the healthcare and financial services sectors are significant contributors to our overall results, and negative developments in either of these sectors, including negative developments that result from legislative or regulatory actions, would materially and disproportionately impact our investment banking results, even if general economic conditions were strong. In addition, we may not participate, or may participate to a lesser degree than other firms, in sectors that experience significant activity, such as real estate, and our operating results may not correlate with the results of other firms that participate in these sectors.

- Our public finance investment banking business depends heavily upon conditions in the municipal market. It focuses on investment banking activity in sectors that include state and local governments, cultural and social service non-profit entities, special districts and development infrastructure, project finance, and the education, healthcare, hospitality, senior living, housing and transportation sectors, with an emphasis on transactions with a par value of $500 million or less. Challenging market conditions for these sectors that are disproportionately worse than those impacting the broader economy or municipal markets generally may adversely impact our business. Further, the enactment, or the threat of enactment, of any legislation that alters the financing alternatives available to local or state governments or tax-exempt organizations through the elimination or reduction of tax-exempt bonds could have a negative impact on our results of operations in these businesses. In addition, our public finance banking business is currently concentrated in the middle market, and to the extent that market conditions for our clients results in lower activity as compared to larger issuers, our results of operations will be negatively impacted.

- Our fixed income institutional brokerage business derives its revenue from sales and trading activity in the municipal and taxable markets and from U.S. government agency products. Our operating results for our fixed income institutional brokerage business may not correlate with the results of other firms or the fixed income market generally because we do not participate in significant segments of the fixed income markets such as credit default swaps, corporate high-yield bonds, currencies or commodities. Our client activity in the fixed income institutional brokerage business is currently concentrated in the depositories sector.

Financing and advisory services engagements are transactional in nature and do not generally provide for subsequent engagements.

Even though we work to represent our clients at every stage of their lifecycle, we are typically retained on a short-term, engagement-by-engagement basis in connection with specific advisory or capital markets transactions. As a consequence, the timing of when fees are earned varies, and, therefore, our financial results from advisory and capital markets activities may experience volatility quarter to quarter based on equity market conditions as well as the macroeconomic business cycle more broadly. In particular, our revenues related to advisory transactions tend to be more unpredictable from quarter to quarter due to the one-time nature of the transaction and the size of the fee. As a result, high levels of revenue in one quarter will not necessarily be predictive of continued high levels of revenue in any subsequent period. If we are unable to generate a substantial number of new engagements and generate fees from the successful completion of those transactions, our business and results of operations could be adversely affected.

We may make strategic acquisitions, enter into new business opportunities, or engage in joint ventures that could cause us to incur unforeseen expenses, have disruptive effects on our business and may not yield the benefits we expect.

A significant portion of our growth in recent years has come through corporate development activities, including acquisitions. There are a number of risks associated with these activities. Costs or difficulties relating to a transaction, including integration of products, employees, technology systems, accounting systems and management controls, or entry into a new business line, may be difficult to predict accurately and be greater than expected causing our estimates to differ from actual results. Importantly, we may be unable to retain key personnel after a transaction, including personnel who are critical to the success of the ongoing business. We may incur unforeseen liabilities of an acquired company or from entry into a new business line that could impose significant and unanticipated legal costs on us. We will need to successfully manage these risks in order to fully realize the anticipated benefits of these transactions.

Our corporate development activities may require increased costs in the form of management personnel, financial and management systems and controls and facilities, which, in the absence of continued revenue growth, could cause our operating margins to decline. In addition, when we acquire a business, a substantial portion of the purchase price is often allocated to goodwill and other identifiable intangible assets. Our goodwill and indefinite-lived intangible assets are tested at least annually for impairment. If, in connection with that test, we determine that a reporting unit's fair value is less than its carrying value, we would be required to recognize an impairment to the goodwill associated with the reporting unit. More generally, any difficulties that we experience could disrupt our ongoing business, increase our expenses and adversely affect our operating results and financial condition. We also may be unable to achieve anticipated benefits and synergies from a transaction as fully as expected or within the expected time frame.

Our long-term strategic growth plan relies upon corporate development, and our ability to realize that growth will be dependent on our ability to identify and execute on accretive opportunities. To the extent that we are unable to do so, our long-term growth may be negatively impacted.

We may not be able to compete successfully with other companies in the financial services industry that have significantly greater resources than we do.

The financial services industry remains highly competitive, and our revenues and profitability may suffer if we are unable to compete effectively. We generally compete on the basis of such factors as quality of advice and service, reputation, price, product selection, transaction execution and financial resources. Pricing and other competitive pressures in investment banking, including the use of multiple book runners, co-managers, and multiple financial advisors handling transactions, have affected and could continue to adversely affect our revenues.

We remain at a competitive disadvantage given our relatively small size compared to some of our competitors. Large financial services firms generally have a larger capital base, greater access to capital, and greater technology resources, affording them greater capacity for risk and potential for innovation, an extended geographic reach and flexibility to offer a broader set of products. For example, some of these firms are able to use their larger capital base to offer additional products or services to their investment banking clients, which can be a competitive advantage. With respect to our fixed income institutional brokerage and public finance investment banking businesses, it is more difficult for us to diversify and differentiate our product set, and our fixed income business mix currently is concentrated in investment grade fixed income products, potentially with less opportunity for growth than other firms which have grown their fixed income businesses by investing in, developing and offering non-traditional products (e.g., credit default swaps, interest rate products and currencies and commodities).

Our institutional brokerage business is subject to pricing and competitive pressures.

The ability to execute trades electronically and through alternative trading systems and competitive pressures on our clients have increased the pressure on trading commissions and spreads within the equities institutional brokerage business over the past few years. We expect to continue to experience pricing and other competitive pressures in our equities and fixed income institutional brokerage businesses in the future. In addition, we will need to continue to invest in these businesses in order to continue to meet our clients' needs and maintain sufficient scale.

Our inability to identify and address actual, potential, or perceived conflicts of interest may negatively impact our reputation and have a material adverse effect on our business.

We regularly address actual, potential or perceived conflicts of interest in our business, including situations where our services to a particular client or our own investments or other interests conflict, or are perceived to conflict, with the interests of another client. Appropriately identifying and dealing with conflicts of interest is complex and difficult, and we face the risk that our current policies, controls and procedures do not timely identify or appropriately manage such conflicts of interest. It is possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions. Our reputation could be damaged if we fail, or appear to fail, to deal appropriately with potential or actual conflicts of interest. Client dissatisfaction, litigation, or regulatory enforcement actions arising from a failure to adequately deal with conflicts of interest, and the reputational harm suffered as a consequence, could have a material adverse effect on our business.

Damage to our reputation could harm our business.

Maintaining our reputation is critical to attracting and maintaining clients, customers, investors, and employees. If we fail to deal with, or appear to fail to deal with, issues that may give rise to reputational risk, such failure or appearance of failure could have a material adverse effect on our business and stock price. These issues include appropriately dealing with potential conflicts of interest, legal and regulatory requirements, perceptions of our environmental, social and governance practices or business selection, ethical issues, money laundering, cybersecurity, and the proper identification of the strategic, market, human capital, liquidity, credit, operational, legal and regulatory risks inherent in our business and products.

The number of anticipated investment banking transactions may differ from actual results.

The completion of anticipated investment banking transactions in our pipeline is uncertain and partially beyond our control, and our investment banking revenue is typically earned only upon the successful completion of a transaction. In most cases, we receive little or no payment for investment banking engagements that do not result in the successful completion of a transaction. For example, a client's acquisition transaction may be delayed or terminated because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or director or shareholder approvals, failure to secure necessary financing, adverse market conditions or unexpected financial or other issues in the client's or counterparty's business. More importantly, anticipated advisory or capital markets transactions may be delayed or terminated as a result of a decline in or uncertainty surrounding market or economic conditions. If parties fail to complete a transaction on which we are advising or an offering in which we are participating, we could earn little or no revenue from the transaction and may have incurred significant expenses (e.g., travel and legal expenses) associated with the transaction. Accordingly, our business is highly dependent on market and economic conditions as well as the decisions and actions of our clients and interested third parties, and the number of engagements we have at any given time (and any characterization or description of our deal pipelines) is subject to change and may not necessarily result in future revenues.

HUMAN CAPITAL RISK

Our business is a human capital business, and, therefore, our future financial condition and results of operations are significantly dependent upon our employees and their actions. Our success depends on the skills, expertise, and performance of our employees. Human capital risks represent the risks posed if we fail to attract and retain qualified individuals who are motivated to serve the best interests of our clients, thereby serving the best interests of our company, as well as the risks posed if our culture fails to encourage such behavior. Human capital risk is also present where we fail to detect and prevent employees from acting contrary to our policies and procedures, for example, if an employee were to inadequately safeguard or misuse our clients' confidential information. Any failure by us in creating and maintaining a culture that emphasizes serving our clients' best interests or detecting or preventing employees from engaging in behaviors that run counter to that culture might lead to reputational damage for our firm. The following are material human capital risk factors that could pose a risk to us.

Our ability to attract, develop and retain highly skilled and productive employees, develop the next generation of our business leadership, and instill and maintain a culture of ethics is critical to the success of our business.

Historically, the market for qualified employees within the financial services industry has been marked by intense competition, and the performance of our business may suffer to the extent we are unable to attract, retain, and develop productive employees, given the relatively small size of our company and our employee base compared to some of our competitors and the geographic locations in which we operate. The primary sources of revenue in each of our business lines are fees earned on advisory and underwriting transactions and customer accounts managed by our employees, who have historically been recruited by other firms and in certain cases are able to take their client relationships with them when they change firms. In some areas of our business, a small number of employees are responsible for producing a significant amount of revenue, and the loss of any of these employees could adversely affect our results of operations.

Further, recruiting and retention success often depends on the ability to deliver competitive compensation, and we may be at a disadvantage to some competitors given our size and financial resources. Our inability or unwillingness to meet compensation needs or demands may result in the loss of some of our professionals or the inability to recruit additional professionals at compensation levels that are within our target range for compensation and benefits expense. Our ability to retain and recruit also may be hindered if we limit our aggregate annual compensation and benefits expense as a percentage of annual net revenues.

A vibrant and ethical corporate culture is critical to ensuring that our employees put our clients' interests first and are able to identify and manage potential conflicts of interest, while also creating an environment in which each of our employees feels empowered to develop and pursue their full potential. Our expectations for our corporate culture and ethics are instilled and maintained by the "tone at the top" set by our management and board of directors. Lapses in our corporate culture could lead to reputational damage or employee loss, either of which could adversely affect our results of operations.

Our business success depends in large part on the strategic decisions made by our leadership team, and the business plans developed and implemented by our senior business leaders. Our ability to identify, develop, and retain future senior business leaders, and our ability to develop and implement successful succession plans for our leadership team and other senior business leaders, is critical to our future success and results of operations.

Our inability to effectively integrate and retain personnel in connection with our acquisitions may adversely affect our financial condition and results of operations.

We invest time and resources in carefully assessing opportunities for acquisitions, and we have made acquisitions in the past several years to broaden the scope and depth of our human capital in various businesses. Despite diligence and integration planning, acquisitions still present certain risks, including the difficulties in integrating and bringing together different work cultures and employees, and retaining those employees for the period of time necessary to realize the anticipated benefits of the acquisition. Difficulties in integrating our acquisitions, including attracting and retaining talent to realize the expected benefits of these acquisitions, may adversely affect our financial condition and results of operations.

LIQUIDITY AND CREDIT RISK

Two of our principal categories of risk as a broker dealer are liquidity and credit risk, each of which can have a material impact on our results of operations and viability as a business. We believe that the effective management of liquidity and credit is fundamental to the financial health of our firm. With respect to liquidity risk, it impacts our ability to timely access necessary funding sources in order to operate our business and our ability to timely divest securities that we hold in connection with our market-making and sales and trading activities. Credit risk, as distinguished from liquidity risk, is the potential for loss due to the default or deterioration in credit quality of a counterparty, customer, client, borrower, or issuer of securities we hold in our trading inventory. The nature and amount of credit risk depends on the type of transaction, the structure and duration of that transaction and the parties involved. The following are material liquidity and credit risk factors that could pose a risk to us.

An inability to access capital readily or on terms favorable to us could impair our ability to fund operations and could jeopardize our financial condition and results of operations.

Liquidity, or ready access to funds, is essential to our business. To fund our business, we rely on financing provided by Pershing LLC ("Pershing") under our fully disclosed clearing agreement and Canadian Imperial Bank of Commerce ("CIBC") under a clearing arrangement with bank financing, as well as other bank financing. The financing provided by Pershing and CIBC is at their discretion (i.e., uncommitted) and could be denied. In 2024, we renewed our unsecured revolving credit facility and increased the size from $100 million to $120 million to use for working capital and general corporate purposes. On August 23, 2024, we entered into a $30 million secured revolving credit facility related to our private capital advisory business. We elected not to renew our one-year $50 million committed revolving secured credit facility, which terminated on December 6, 2024.

Our access to funding sources, particularly uncommitted funding sources, is dependent on factors we cannot control, such as economic downturns, the disruption of financial markets, the failure or consolidation of other financial institutions, and negative news about the financial industry generally or us specifically. We could experience disruptions with our credit facilities in the future, including the loss of liquidity sources or increased borrowing costs, if lenders or investors develop a negative perception of our short- or long-term financial prospects, which could result from decreased business activity. Our liquidity also could be impacted by the activities resulting in concentration of risk, including investments in specific markets or products without liquidity.

In the future, we may need to incur debt or issue equity in order to fund our working capital requirements, as well as to execute our growth initiatives that may include acquisitions and other investments. Similarly, our access to funding sources may be contingent upon terms and conditions that may limit or restrict our business activities and growth initiatives. In addition, we currently do not have a credit rating, which could adversely affect our liquidity and competitive position by increasing our borrowing costs and limiting access to sources of liquidity that require a credit rating as a condition to providing funds.

If we are unable to obtain necessary funding, or if the funding we obtain is on terms and conditions unfavorable to us, it could negatively affect our business activities and operations, and our ability to pursue certain growth initiatives and make certain capital decisions, including the decision whether to pay future dividends to our shareholders, as well as our future financial condition or results of operations.

The use of estimates and valuations in measuring fair value involve significant estimation and judgment by management.

We make various estimates that affect reported amounts and disclosures. Broadly, those estimates are used in measuring fair value of certain financial instruments, investments in private companies, accounting for goodwill and intangible assets, establishing provisions for potential losses that may arise from litigation, and regulatory proceedings and tax examinations. Estimates are based on available information and judgment. Therefore, actual results could differ from our estimates and that difference could have a material effect on our consolidated financial statements. With respect to accounting for goodwill and intangible assets, we complete our annual goodwill and indefinite-lived intangible asset impairment testing in the fourth quarter of each year (or earlier if impairment indicators are present). Impairment charges resulting from this valuation analysis could materially adversely affect our results of operations.

Financial instruments and other inventory positions owned, and financial instruments and other inventory positions sold but not yet purchased, are recorded at fair value, and unrealized gains and losses related to these financial instruments are reflected on our consolidated statements of operations. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Difficult market environments may cause financial instruments to become substantially more illiquid and difficult to value, increasing the use of valuation models. Our future results of operations and financial condition may be adversely affected by the valuation adjustments that we apply to these financial instruments.

Investments in private companies are valued based on an assessment of each underlying security, considering rounds of financing, the financial condition and operating results of the private company, third-party transactions and market-based information, including comparable company transactions, trading multiples (e.g., multiples of revenue and earnings before interest, taxes, depreciation, and amortization ("EBITDA")), discounted cash flow analyses and changes in market outlook, among other factors. These valuation techniques require significant management estimation and judgment.

Concentration of risk increases the potential for significant losses.

Concentration of risk increases the potential for significant losses in our sales and trading, alternative asset management, credit underwriting and syndication platform, and underwriting businesses. We have committed capital to these businesses, and we may take substantial positions in particular types of securities or issuers. This concentration of risk may cause us to suffer losses even when economic and market conditions are generally favorable for our competitors. Further, disruptions in the credit markets can make it difficult to hedge exposures effectively and economically.

Our businesses, profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe us money, securities or other assets.

The nature of our businesses exposes us to credit risk, or the risk that third parties who owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Deterioration in the credit quality of securities or obligations we hold could result in losses and adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our results. Default rates, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity. Although we review credit exposures to specific clients and counterparties and to specific industries that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. Also, concerns about, or a default by, one institution generally leads to losses, liquidity problems, or defaults by other institutions, which in turn could adversely affect our business.

Particular activities or products within our business expose us to increased credit risk, including inventory positions, non-standard settlements, interest rate swap contracts with customer credit exposure, investment banking and advisory fee receivables, installment fee receivables related to private fund placement services, liquidity providers on variable rate demand notes we remarket, and similar activities. Non-performance by our counterparties, clients and others, including with respect to our inventory positions and interest rate swap contracts with customer credit exposures, could result in losses, potentially material, and thus have a significant adverse effect on our business and results of operations.

In addition, reliance on revenues from hedge funds and hedge fund advisors, which are less regulated than many investment company and investment advisor clients, may expose us to greater risk of financial loss from unsettled trades than is the case with other types of institutional investors. Concentration of risk may result in losses to us even when economic and market conditions are generally favorable for others in our industry.

An inability to readily divest trading positions may result in financial losses to our business.

Timely divestiture of our trading positions, including equity, fixed income and other securities positions, can be impaired by decreased trading volume, increased price volatility, rapid changes in interest rates, concentrated trading positions, limitations on the ability to divest positions in highly specialized or structured transactions and changes in industry and government regulations. While we hold a security, we are vulnerable to valuation fluctuations and may experience financial losses to the extent the value of the security decreases and we are unable to timely divest or hedge our trading position in that security. The value may decline as a result of many factors, including issuer-specific, market or geopolitical events. In addition, in times of market uncertainty, the inability to divest inventory positions may have an impact on our liquidity as funding sources generally become more restrictive, which could limit our ability to pledge the underlying security as collateral. Our liquidity may also be impacted if we choose to facilitate liquidity for specific products and voluntarily increase our inventory positions in order to do so, exposing ourselves to greater market risk and potential financial losses from the reduction in value of illiquid positions.

Our underwriting and alternative asset management activities expose us to risk of loss.

We engage in a variety of activities in which we commit or invest our own capital, including underwriting and alternative asset management. In our role as underwriter for equity and fixed income securities, we commit to purchase securities from the issuer or one or more holders of the issuer's securities, and we then sell those securities to other investors or into the public markets, as applicable. Our underwriting activities, including bought deal transactions and equity block trading activities, expose us to the risk of loss if the price of the security falls below the price we purchased the security before we are able to sell all of the securities that we purchased. For example, as an underwriter, or, with respect to equity securities, a block positioner, we may commit to purchasing securities from an issuer or one or more holders of the issuer's securities without having found purchasers for some or all of the securities. In those instances, we may find that we are unable to sell the securities at a price equal to or above the price at which we purchased the securities, or with respect to certain securities, at a price sufficient to cover our hedges. With respect to alternative asset management, our ability to withdraw our capital from these investments may be limited, and we may not be able to realize our investment objectives by sale or disposition at attractive prices, increasing our risk of losses. Our joint venture entities or other alternative asset management entities that underwrite and syndicate client debt may hold a portion of such debt after syndication, and our invested capital is exposed to a risk of loss to the extent that the debt is ultimately not repaid.

Our results from these activities may vary from quarter to quarter. We may incur significant losses from our underwriting and alternative asset management activities due to equity or fixed income market fluctuations and volatility from quarter to quarter, or from a deterioration in specific business subsectors or the economy more generally. In addition, we may engage in hedging transactions that, if not successful, could result in losses, and the hedges we purchase to counterbalance market rate changes in certain inventory positions are not perfectly matched to the positions being hedged, which could result in losses.

Use of derivative instruments as part of our financial risk management techniques may not effectively hedge the risks associated with activities in certain of our businesses.

We use interest rate swaps and credit default swaps, interest rate locks, U.S. treasury bond futures and options, and equity option contracts as a means to manage risk in certain inventory positions and to facilitate customer transactions. With respect to risk management, we enter into derivative contracts to hedge interest rate, market value and credit spread risks associated with our security positions, including fixed income inventory positions that we hold for facilitating client activity. Generally, we do not hedge all of our interest rate risk. In addition, these hedging strategies may not work in all market environments and as a result may not be effective in mitigating interest rate and market value risk, especially when market volatility reduces the correlation between a hedging vehicle and the securities inventory being hedged.

There are risks inherent in our use of these products, including counterparty exposure and basis risk. Counterparty exposure refers to the risk that the amount of collateral in our possession on any given day may not be sufficient to fully cover the current value of the swaps if a counterparty were to suddenly default. Basis risk refers to risks associated with swaps where changes in the value of the swaps may not exactly mirror changes in the value of the cash flows they are hedging. We may incur losses from our exposure to derivative interest rate products and the increased use of these products in the future.

OPERATIONAL RISK

Operational risk is the risk of loss, or damage to our reputation, resulting from inadequate or failed processes, people and systems or from external events. Such loss or reputational damage could negatively impact our future financial condition and results of operations. The following are material operational risk factors that could pose a risk to us.

Our information and technology systems, including outsourced systems, are critical components of our operations, and failure of those systems or other aspects of our operations infrastructure may disrupt our business, cause financial loss and constrain our growth.

We typically transact thousands of securities trades on a daily basis across multiple markets. Our data and transaction processing, financial, accounting and other technology and operating systems are essential to this task. A system malfunction (due to hardware failure, capacity overload, security incident, data corruption, or similar event) or mistake made relating to the processing of transactions could result in financial loss, liability to clients, regulatory intervention, reputational damage and constraints on our ability to grow.

We operate under a fully disclosed model for all of our client clearing activities and for all of our securities inventories with the exception of convertible securities. In a fully disclosed model, we act as an introducing broker for most customer transactions and rely on a clearing broker dealer to handle clearance and settlement of our customers' securities transactions. The clearing services provided by our clearing broker dealer, Pershing, are critical to our business operations, and similar to other important outsourced operations, any failure by the clearing agent with respect to the services we rely on it to provide could significantly disrupt and negatively impact our operations and financial results. We also contract with third parties for market data services, which constantly broadcast news, quotes, analytics and other relevant information to our employees, as well as other critical data processing activities. In the event that any of these service providers fails to adequately perform such services or the relationship between that service provider and us is terminated, we may experience a significant disruption in our operations, including our ability to timely and accurately process transactions or maintain complete and accurate records of those transactions.

Adapting or developing our technology systems to meet new regulatory requirements, client needs, geographic expansion and industry demands also is critical for our business. The introduction of new technologies presents new challenges on a regular basis. We have an ongoing need to upgrade and improve our various technology systems, including our data and transaction processing, financial, risk management, human capital, compliance, and trading systems. This need could present operational issues or require significant capital spending. It also may require us to make additional investments in technology systems and may require us to reevaluate the current value or expected useful lives of our technology systems, which could negatively impact our results of operations.

A disruption in the infrastructure that supports our business due to fire, natural disaster, health emergency (e.g., a pandemic), power or communication failure, act of terrorism or war may affect our ability to service and interact with our clients. If we are not able to implement contingency plans effectively, any such disruption could harm our results of operations.

Protection of our sensitive and confidential information is critical to our operations, and failure of those systems may disrupt our business, damage our reputation, and cause financial losses.

Our clients routinely provide us with sensitive and confidential information. Secure processing, storage and transmission of confidential and other information in our internal and outsourced computer systems and networks is critically important to our business. We take protective measures and endeavor to modify them as circumstances warrant. However, our computer systems, software and networks, and those of our clients, vendors, service providers, counterparties and other third parties, may be vulnerable to unauthorized access, cyber attacks, security breaches, computer viruses or other malicious code, inadvertent, erroneous or intercepted transmission of information (including by e-mail), human error, and other events that could have an information security impact. We work with our employees, clients, vendors, service providers, counterparties and other third parties to develop and implement measures designed to protect against such an event, but we may not be able to fully protect against such an event, and do not have, and may be unable to put in place, secure capabilities with all of these third parties and we may not be able to ensure that these third parties have appropriate controls in place to protect the confidentiality of the information. If one or more of such events occur, this potentially could jeopardize our or our clients' or counterparties' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or those of third parties, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to reputational harm as well as litigation, regulatory penalties, and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

A failure to protect our computer systems, networks and information, and our clients' information, against cyber attacks, data breaches, and similar threats could impair our ability to conduct our businesses, result in the disclosure, theft or destruction of confidential information, damage our reputation and cause significant financial and legal exposure.

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. There have been several highly publicized cases involving financial services companies, consumer-based companies and other companies, as well as governmental and political organizations, reporting breaches in the security of their websites, networks or other systems. Some of the publicized breaches have involved sophisticated and targeted cyber attacks intended to obtain unauthorized access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage, including through the introduction of computer viruses, malware, ransomware, phishing, denial-of-service, and other means. There have also been several highly publicized cases where hackers have requested "ransom" payments in exchange for not disclosing customer information.

A successful penetration or circumvention of the security of our systems could cause serious negative consequences for us, including significant disruption of our operations and those of our clients, customers and counterparties; misappropriation of our confidential information or that of our clients, customers, counterparties or employees; or damage to our computers or systems and those of our clients, customers and counterparties. A cyber attack or other information security events could result in violations of applicable privacy and other laws, financial loss to us or to our customers, loss of confidence in our security measures, customer dissatisfaction, significant litigation exposure and reputational harm, all of which could have a material adverse effect on us.

We continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption. Despite our efforts to ensure the integrity of our systems and information, we may not be able to anticipate, detect or implement effective preventive measures against all cyber threats, especially because the techniques used are increasingly sophisticated, change frequently, and are often not recognized until months after the attack. Cyber attacks can originate from a variety of sources, including third parties who are affiliated with foreign governments or other actors or employees acting negligently or in a manner adverse to our interests. Third parties may seek to gain access to our systems either directly or using equipment or security passwords belonging to employees, customers, third-party service providers or other users of our systems. In addition, due to our interconnectivity with third-party vendors, central agents, exchanges, clearing houses and other financial institutions, we could be adversely impacted if any of them are subject to a successful cyber attack or other information security event.

Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks have been and may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities, exposures, or information security events. Due to the complexity and interconnectedness of our systems, the process of enhancing our protective measures can itself create a risk of systems disruptions and security issues.

The increased use of cloud technologies can heighten these and other operational risks. Certain aspects of the security of such technologies are unpredictable or beyond our control, and this lack of transparency may inhibit our ability to discover a failure by cloud service providers to adequately safeguard their systems and prevent cyber attacks that could disrupt our operations and result in misappropriation, corruption or loss of confidential and other information. In addition, there is a risk that encryption and other protective measures, despite their sophistication, may be defeated, particularly to the extent that new computing technologies vastly increase the speed and computing power available.

Risk management processes may not fully mitigate exposure to the various risks that we face.

We refine our risk management techniques, strategies and assessment methods on an ongoing basis. However, risk management techniques and strategies, both ours and those available to the market generally, may not be fully effective in identifying and mitigating our risk exposure in all economic market environments or against all types of risk. For example, we may fail to identify or anticipate particular risks that our systems are capable of identifying, or the systems that we use, and that are used within the industry generally, may not be capable of identifying certain risks, or every economic and financial outcome, or the specifics and timing of such outcomes. In addition, our risk management techniques and strategies seek to balance our ability to profit from our market-making and investing positions with our exposure to potential losses. Some of our strategies for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to quantify our risk exposure. Any failures in our risk management techniques and strategies to accurately quantify our risk exposure could limit our ability to manage risks. In addition, any risk management failures could cause our losses to be significantly greater than the historical measures indicate. Further, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses.

The financial services industry and the markets in which we operate are subject to systemic risk that could adversely affect our business and results.

Participants in the financial services industry and markets increasingly are closely interrelated as a result of credit, trading, clearing, technology and other relationships between them. A significant adverse development with one participant (such as a bankruptcy or default) may spread to others and lead to significant concentrated or market-wide problems (such as defaults, liquidity problems or losses) for other industry participants, including us. Further, the control and risk management infrastructure of the markets in which we operate often is outpaced by financial innovation and growth in new types of securities, transactions and markets. Systemic risk is inherently difficult to assess and quantify, and its form and magnitude can remain unknown for significant periods of time.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could materially affect our business.

We have documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors regarding our internal control over financial reporting. We are in compliance with Section 404 of the Sarbanes-Oxley Act as of December 31, 2024. However, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to maintain an effective internal control environment could materially adversely affect our business.

LEGAL AND REGULATORY RISK

Legal and regulatory risk includes the risk of non-compliance with applicable legal and regulatory requirements and the loss to our reputation we may suffer as a result of failure to comply with laws, regulations, rules, related SRO standards and codes of conduct applicable to our business activities. It also includes the risk that legislation could reduce or eliminate certain business activities that we are currently engaged in, which could harm our future financial condition or results of operations. The following are material legal and regulatory risk factors that could pose a risk to us.

Our business is subject to extensive regulation in the jurisdictions in which we operate, and a significant regulatory action against our company may have a material adverse financial effect on, cause significant reputational harm to, or result in other collateral consequences for our company.

As a participant in the financial services industry, we are subject to complex and extensive regulation of many aspects of our business by U.S. federal and state regulatory agencies, SROs (including securities exchanges) and by foreign governmental agencies, regulatory bodies and securities exchanges. Specifically, our operating subsidiaries include broker dealer and related securities entities organized in the U.S., the U.K., Germany, and Hong Kong. Each of these entities is registered or licensed with the applicable local regulator and is subject to all the applicable rules and regulations promulgated by those authorities. In addition, our asset management subsidiaries, PSC Capital Partners LLC, Piper Heartland Healthcare Capital LLC and Piper Sandler Finance Management LLC, as well as Piper Sandler & Co., are registered as investment advisors with the SEC and are subject to the regulation and oversight by the SEC, and we have an additional asset management subsidiary subject to regulation in Guernsey.

Generally, the requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These requirements are not designed to protect our shareholders. Consequently, broker dealer regulations often serve to limit our activities, through net capital, customer protection, market conduct requirements and other restrictions on the businesses in which we may operate or invest. We also must comply with numerous regulations, including requirements related to fiduciary duties to clients, record-keeping, reporting and customer disclosures. Compliance with many of these regulations entails a number of risks, particularly in areas where applicable regulations may be newer or unclear. Regulatory authorities in all jurisdictions in which we conduct business may examine or investigate aspects of our business, and responding to examinations or investigations could increase regulatory costs and adversely affect our results of operations. In addition, we and our employees could be fined or otherwise disciplined for violations or prohibited from engaging in some of our business activities.

Our business also subjects us to the complex income and payroll tax laws of the national and local jurisdictions in which we have business operations, and these tax laws may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. We must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income and other taxes. We are subject to contingent tax risk that could adversely affect our results of operations, to the extent that our interpretations of tax laws are disputed upon examination or audit, and are settled in amounts in excess of established reserves for such contingencies.

The effort to combat money laundering also has become a high priority in governmental policy with respect to financial institutions. The obligation of financial institutions, including ourselves, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions has required the implementation and maintenance of internal practices, procedures and controls which have increased, and may continue to increase, our costs. Any failure with respect to our programs in this area could subject us to serious regulatory consequences, including substantial fines and potentially other liabilities.

Our industry is exposed to significant legal liability, which could lead to substantial damages.

We face significant legal risks in our businesses. These risks include potential liability under securities laws and regulations in connection with our capital markets, asset management and other businesses. The volume and amount of damages claimed in litigation, arbitrations, regulatory enforcement actions and other adversarial proceedings against financial services firms has historically been intense. Our experience has been that adversarial proceedings against financial services firms typically increase during and following a market downturn. We also are subject to claims from disputes with our employees and our former employees under various circumstances. Risks associated with legal liability often are difficult to assess or quantify, and their existence and magnitude can remain unknown for significant periods of time, making the amount of legal reserves related to these legal contingencies difficult to determine and subject to future revision. Legal or regulatory matters involving our directors, officers or employees in their individual capacities also may create exposure for us because we may be obligated or may choose to indemnify the affected individuals against liabilities and expenses they incur in connection with such matters to the extent permitted under applicable law. In addition, like other financial services companies, we may face the possibility of employee fraud or misconduct. The precautions we take to prevent and detect this activity may not be effective in all cases, and there can be no assurance that we will be able to deter or prevent fraud or misconduct. Exposures from and expenses incurred related to any of the foregoing actions or proceedings could have a negative impact on our results of operations and financial condition. In addition, future results of operations could be adversely affected if reserves relating to these legal liabilities are required to be increased or legal proceedings are resolved in excess of established reserves.

Legislative and regulatory proposals could significantly curtail the revenue from certain products or services that we currently provide or could otherwise have a material adverse effect on our results of operations.

Proposed changes in laws or regulations relating to our business could decrease, perhaps significantly, the revenue that we receive from certain products or services that we provide, or otherwise have a material adverse effect on our results of operations. Both the healthcare and financial services sectors are significant contributors to our overall results, and negative developments in either of these sectors, including negative developments that result from legislative or regulatory actions, could negatively affect our results of operations, even when general economic conditions are strong.

The business operations that we conduct outside of the U.S. subject us to unique risks.

When we conduct business outside the U.S., we are subject to risks, including the risk that we will be unable to provide effective operational support to these business activities, the risk of noncompliance with foreign laws and regulations, and the general economic and political conditions in countries where we conduct business, which may differ significantly from those in the U.S. In addition, our international operations require compliance with anti-bribery and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. While our employees and agents are required to comply with these laws, we cannot ensure that our internal controls policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents, which acts could subject our company to fines or other regulatory consequences that could disrupt our operations and negatively impact our results of operations.

Regulatory capital requirements may limit our ability to expand or maintain our present levels of business or impair our ability to meet our financial obligations.

We are subject to the SEC's uniform net capital rule (Rule 15c3-1) and the net capital rule of FINRA, which may limit our ability to withdraw capital from Piper Sandler & Co. The uniform net capital rule sets the minimum level of net capital a broker dealer must maintain and also requires that a portion of its assets be relatively liquid. FINRA may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital falls below its requirements. Underwriting commitments require a charge against net capital and, accordingly, our ability to make underwriting commitments may be limited by the requirement that we must at all times be in compliance with the applicable net capital regulations.

Piper Sandler Companies, our holding company, depends on dividends, distributions and other payments from our subsidiaries to fund its obligations. The regulatory restrictions described above may impede access to funds our holding company needs to make payments on any such obligations.

OTHER RISKS TO OUR SHAREHOLDERS

The following are additional risk factors that could pose a material risk to us or our shareholders.

We may change our dividend policy at any time and there can be no assurance that we will continue to declare cash dividends.

Our current dividend policy is to return between 30 percent and 50 percent of our fiscal year adjusted net income to shareholders. Although we expect to pay dividends to our shareholders in accordance with our dividend policy, we have no obligation to pay any dividend, and our dividend policy may change at any time without notice. The declaration and payment of dividends is at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and capital uses, limitations imposed by our indebtedness, legal requirements and other factors that our board of directors deems relevant. As a result, we may not pay dividends at any rate or at all.

Our stock price may fluctuate as a result of several factors, including changes in our revenues, operating results, and return on equity.

We have experienced, and expect to experience in the future, fluctuations in the market price of our common stock due to factors that relate to the nature of our business, including changes in our revenues, operating results, earnings per share, and return on equity. Our business, by its nature, does not produce steady and predictable earnings on a quarterly basis, which may cause fluctuations in our stock price that may be significant. Other factors that have affected, and may further affect, our stock price include changes in or news related to economic, political, or market events or conditions, changes in market conditions in the financial services industry, including developments in regulation affecting our business, a predominantly passive or quantitative shareholder base among the Company's top twenty shareholders, failure to meet the expectations of market analysts, changes in recommendations or outlooks by market analysts, and aggressive short selling.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the market value of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law contain provisions that are intended to deter abusive takeover tactics by making them unacceptably expensive to a potential raider and to encourage prospective acquirors to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include limitations on our shareholders' ability to act by written consent and to call special meetings. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15 percent or more of our outstanding common stock. We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal, and are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our shareholders.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

As a trusted advisor to our clients and a regulated financial services firm, information and cybersecurity are critical to our operations and reputation. Our management team takes an active role in identifying, assessing, monitoring and managing material risks from information and cybersecurity threats. Management's assessment of information and cybersecurity threats is incorporated into our enterprise risk management processes, which include assessing inherent risks posed by the internal operating environment and external factors, assessing the adequacy and design of controls, testing controls, determining residual risk and comparing it to risk appetite thresholds, and taking steps to further mitigate risks as needed. Our board of directors is actively engaged in the oversight of cybersecurity and information technology risks, with primary oversight responsibility delegated to the audit committee of the board of directors. The audit committee is composed of board members with the appropriate expertise, including risk management, cybersecurity and finance, to oversee these risks as well as management's cybersecurity processes and protocols.

Our chief information and operations officer is a member of our leadership team and has been in this role since 2008. With more than 25 years of experience in information technology in the investment banking industry, he is responsible for overseeing more than 100 employees in our information security and technology departments who possess relevant educational and industry experience. The information security and technology departments are responsible for various functions of our information and cybersecurity program, including implementing and maintaining policies and procedures; developing, implementing and governing various service level agreements; ratifying security standards; reviewing project implementations; performing third-party vendor assessments; and operating programs such as threat intelligence, vulnerability management, security information event management, and information governance.

Our information and cybersecurity program utilizes the National Institute of Standards and Technology ("NIST") Cybersecurity Framework 2.0, and our security controls are mapped to the NIST Cybersecurity Framework 2.0 to ensure alignment with recognized industry best practices. Annually, we engage a third-party consultant to conduct an assessment of the effectiveness of our information and cybersecurity program against the NIST Cybersecurity Framework 2.0. This assessment is reviewed with the audit committee, and opportunities for further maturation are incorporated into our information and cybersecurity roadmap.

Additionally, we regularly engage consultants and other third parties to evaluate specific priority areas of our information and cybersecurity program based on our assessment of the current cybersecurity threat landscape. Examples of our engagement with consultants include external penetration testing, application security assessment and cybersecurity incident response tabletop exercises.

Our third-party vendor management program has a tiered approach to assess vendors based on risk profile. We review each third-party vendor's architectures, security practices and data flows, and integrate stringent contractual terms encompassing breach notifications and other security requirements. The risk profiles associated with our service level agreements are monitored by senior employees in our information security and technology departments. Our vendor management program also includes an annual reassessment of the risk profile of each vendor and interim vendor reviews are completed if service alterations occur.

Senior information security and technology employees, including the chief information and operations officer, meet regularly to discuss potential information and cybersecurity threats that have been identified by our systems, employees or otherwise made known to us by our third-party service providers, vendors and other external users, and to formulate the appropriate response to any identified material information and cybersecurity threats. When high-priority information or cybersecurity risks are identified, certain employees in our information security, privacy, technology, legal and compliance departments meet or communicate to review potential threats in accordance with our internal cybersecurity incident response process.

Potential threats, our response to such threats, and our evaluation of any residual risk are communicated quarterly to the audit committee. As necessary, the chief information and operations officer provides interim updates to the audit committee and, as appropriate, the board of directors, concerning high-priority or material information or cybersecurity threats. Our chief information and operations officer also provides a quarterly update to the audit committee regarding our ongoing information and cybersecurity initiatives; the current cybersecurity landscape and emerging threats; and metrics on the effectiveness of certain aspects of our information and cybersecurity program.

Employees, including representatives of management, conduct an annual cybersecurity incident response tabletop exercise to review our processes and procedures in the event of a material information or cybersecurity incident, including the process for assessing the materiality of an incident and communication of an incident to the audit committee and, as appropriate, the board of directors. In 2024, our board of directors also participated in the cybersecurity incident response tabletop exercise. In addition, to promote a company-wide culture of cybersecurity risk management, we conduct regular phishing email simulations for employees to enhance awareness and responsiveness to possible threats and other kinds of preparedness training. We also require all employees to complete an annual cybersecurity and privacy awareness training.

We believe that we have implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, as well as controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

We are not aware of any cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to affect our company, including our business strategy, results of operations or financial condition. However, we cannot provide assurance that a future cybersecurity incident would not materially affect our business strategy, results of operations or financial condition. Additional information regarding risks related to cybersecurity is included under "Risk Factors" in Part I, Item 1A of this Form 10-K.

Item 2. Properties.

As of February 20, 2025, we conducted our operations through 53 principal offices in 30 states, and the District of Columbia, and in London, Aberdeen, Munich, Paris, Zurich and Hong Kong. All of our offices are leased. Our principal executive office is located at 800 Nicollet Mall, Suite 900, Minneapolis, Minnesota 55402 and, as of February 20, 2025, comprises approximately 124,000 square feet of space under a lease which expires November 30, 2025. In December 2022, we entered into a 15-year lease agreement which comprises approximately 120,000 square feet of space for our future principal executive office located at 350 N. 5th Street, Minneapolis, Minnesota 55401.

Item 3. Legal Proceedings.

The discussion of our legal proceedings contained in Note 15 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

MARKET INFORMATION

Our common stock is listed on the New York Stock Exchange under the symbol "PIPR."

SHAREHOLDERS

We had 8,078 shareholders of record and approximately 64,372 beneficial owners of our common stock as of February 20, 2025.

DIVIDEND POLICY

Our board of directors has approved a dividend policy with the intention of returning between 30 percent and 50 percent of our fiscal year adjusted net income to shareholders.

Our board of directors has declared a special cash dividend on our common stock of $3.00 per share related to 2024 adjusted net income. This special dividend will be paid on March 14, 2025, to shareholders of record as of the close of business on March 4, 2025. Including this special cash dividend, we will have returned $5.50 per share, or approximately 43 percent of our fiscal year 2024 adjusted net income to shareholders. In addition, our board of directors has declared a quarterly cash dividend on our common stock of $0.65 per share to be paid on March 14, 2025, to shareholders of record as of the close of business on March 4, 2025.

Our board of directors is free to change our dividend policy at any time. Restrictions on our U.S. broker dealer subsidiary's ability to pay dividends are described in Note 23 to the consolidated financial statements included in Part II, Item 8 of this Form 10-K.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information about securities authorized for issuance under our equity compensation plans is included in Part III, Item 12 of this Form 10-K, and is incorporated herein by reference.

ISSUER PURCHASES OF EQUITY SECURITIES

The table below sets forth the information with respect to purchases made by or on behalf of Piper Sandler Companies or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Exchange Act), of our common stock during the quarter ended December 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares Yet to be Purchased Under the Plans or Programs (1)	
Month #1					
October 1, 2024 to					
October 31, 2024	17,253	$ 286.34	—	$ 138	million
Month #2					
November 1, 2024 to					
November 30, 2024	2,913	$ 336.32	—	$ 138	million
Month #3					
December 1, 2024 to					
December 31, 2024	1,787	$ 299.95	—	$ 138	million
Total	21,953	$ 294.08	—	$ 138	million

(1) *Effective May 6, 2022, our board of directors authorized the repurchase of up to $150.0 million of common stock, which expired on December 31, 2024.* Effective *February 5, 2025*, our board of directors authorized the repurchase of up to *$150.0 million* in common shares through *December 31, 2026*.

STOCK PERFORMANCE GRAPH

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares the performance of an investment in our common stock from December 31, 2019 through December 31, 2024, with the S&P 500 Index and the S&P 500 Financial Services Index. The graph assumes $100 was invested on December 31, 2019 in each of our common stock, the S&P 500 Index and the S&P 500 Financial Services Index, and that all dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

Five Year Total Return



Company/Index	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Piper Sandler Companies	$ 100	$ 129.64	$ 240.26	$ 184.02	$ 253.53	$ 441.76
S&P 500 Index	100	118.40	152.39	124.79	157.59	197.02
S&P 500 Financial Services Index	100	111.36	151.31	134.26	155.12	199.14

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Index

The following information should be read in conjunction with the accompanying audited consolidated financial statements and related notes and exhibits included elsewhere in this Form 10-K. Certain statements in this Form 10-K may be considered forward-looking. See "Cautionary Note Regarding Forward-Looking Statements" in this Form 10-K for additional information regarding such statements and related risks and uncertainties.

Item 7 in this Form 10-K discusses our 2024 and 2023 results and the year-over-year comparisons between 2024 and 2023. Discussion of our 2022 results and the year-over-year comparisons between 2023 and 2022 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 26, 2024.

Item 7 in this Form 10-K includes financial measures that are not prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Management believes that presenting results and measures on an adjusted, non-GAAP basis in conjunction with the corresponding U.S. GAAP measures provides a more meaningful basis for comparison of its operating results and underlying trends between periods, and enhances the overall understanding of our current financial performance by excluding certain items that may not be indicative of our core operating results. The non-GAAP results should be considered in addition to, not as a substitute for, the results prepared in accordance with U.S. GAAP. See "Explanation and Reconciliation of Non-GAAP Financial Measures" for a detailed explanation of the adjustments made to the corresponding U.S. GAAP measures and a reconciliation of U.S. GAAP to adjusted, non-GAAP financial information.

EXECUTIVE OVERVIEW

Overview of Operations

Our business principally consists of providing investment banking and institutional brokerage services to corporations, private equity groups, public entities, non-profit entities and institutional investors in the U.S. and Europe. We operate through one reportable business segment in order to maximize the value we provide to clients by leveraging our diversified expertise and broad relationships of the experienced professionals across our company.

Investment banking services include financial advisory services, management of and participation in underwritings, and municipal financing activities. Revenues are generated through the receipt of advisory and financing fees. Institutional sales, trading and research services focus on the trading of equity and fixed income products with institutions, corporations, and government and non-profit entities. Revenues are generated through commissions and sales credits earned on equity and fixed income institutional sales activities, net interest revenues on trading securities held in inventory, profits and losses from trading these securities, and fees for research services and corporate access offerings. In order to invest firm capital and to manage capital from outside investors, we have created alternative asset management funds in merchant banking and healthcare. We receive management and performance fees for managing these funds, and also record investment gains and losses.

Our Business Strategy

Our long-term strategic objectives are to drive revenue growth, expand our market presence, continue to gain market share, and maximize shareholder value. In order to meet these objectives, we are focused on the following:

- Continuing to expand our business through strategic investments and selectively adding partners who share our client-centric culture and who can leverage our platform to better serve clients;

- Growing our investment banking platform through market share gains, accretive combinations, developing internal talent, and continued sector, product and geographic expansion. We also believe there is an opportunity to continue to capitalize on the strength of our U.S. franchises by expanding in Europe;

- Leveraging the scale within the equity brokerage and fixed income services platforms, driven by our expanded client base and product offerings, to continue to grow market share; and

- Prudently managing capital to maintain our balance sheet strength with ample liquidity and flexibility through all market conditions.

Strategic Activities

We have taken the following important steps in the execution of our business strategy:

- As part of our growth strategy, on August 23, 2024, we completed the acquisition of Aviditi Capital Advisors, LLC ("Aviditi Advisors"), an alternative investment bank providing full lifecycle services to financial sponsors, global alternative investment managers and limited partner investors. The transaction adds private capital advisory capabilities to our platform.

- Our corporate investment banking managing directors increased to 183, up 8.3 percent from 2023. We strengthened and expanded our sector and product coverage in 2024, notably in financial technology, residential and commercial services, asset management, chemicals, and financial sponsor coverage.

- Our public finance business expanded further into Missouri, with a team focused on school districts and other governmental issuers. In addition, our special district group expanded into new states.

- We grew our fixed income services team during the year with the strategic build out of our algorithmic trading strategies, structured product capabilities and municipal trading. Additionally, our continued investment in our research services and specialized sales and trading teams are key differentiators in supporting our finance activity.

Financial Highlights

(Amounts in thousands, except per share data)		Year Ended December 31,		2024 v2023
		2024	2023	
U.S. GAAP				
Net revenues	$	1,525,914	$ 1,347,967	13.2 %
Compensation and benefits		1,004,173	897,034	11.9
Non-compensation expenses		303,329	328,347	(7.6)
Income before income tax expense		218,412	122,586	78.2
Income tax expense		60,972	23,613	158.2
Net income attributable to Piper Sandler Companies		181,114	85,491	111.9
Earnings per diluted common share	$	10.24	$ 4.96	106.5
Ratios and margin				
Compensation ratio		65.8 %	66.5 %	
Non-compensation ratio		19.9 %	24.4 %	
Pre-tax margin		14.3 %	9.1 %	
Effective tax rate		27.9 %	19.3 %	
Non-GAAP[1]				
Adjusted net revenues	$	1,541,042	$ 1,330,197	15.9 %
Adjusted compensation and benefits		955,446	845,976	12.9
Adjusted non-compensation expenses		281,865	271,278	3.9
Adjusted operating income		303,731	212,943	42.6
Adjusted income tax expense		75,506	41,404	82.4
Adjusted net income attributable to Piper Sandler Companies		228,225	166,393	37.2
Adjusted earnings per diluted common share	$	12.69	$ 9.28	36.7
Adjusted ratios and margin				
Adjusted compensation ratio		62.0 %	63.6 %	
Adjusted non-compensation ratio		18.3 %	20.4 %	
Adjusted operating margin		19.7 %	16.0 %	
Adjusted effective tax rate		24.9 %	19.9 %	

(1) See "Explanation and Reconciliation of Non-GAAP Financial Measures" for a detailed explanation of the adjustments made to the corresponding U.S. GAAP measures and a reconciliation of U.S. GAAP to adjusted, non-GAAP financial information.

External Factors Impacting Our Business

Performance in the financial services industry in which we operate is highly correlated to the overall strength of macroeconomic conditions, financial market activity and the effect of geopolitical events. Overall market conditions are a product of many factors, which are beyond our control, often unpredictable and at times inherently volatile. These factors may affect the financial decisions made by investors, including their level of participation in the financial markets. In turn, these decisions may affect our business results. With respect to financial market activity, our profitability is sensitive to a variety of factors, including the demand for investment banking services as reflected by the number and size of advisory transactions, equity and debt corporate financings, and municipal financings; the relative level of volatility of the equity and fixed income markets; changes in interest rates and credit spreads (especially rapid and extreme changes); overall market liquidity; the level and shape of various yield curves; the volume and value of trading in securities; and overall equity valuations.

Factors that differentiate our business within the financial services industry also may affect our financial results. For example, our capital markets business focuses on specific industry sectors while serving principally a middle-market clientele. If the business environment for our focus sectors is impacted adversely, our business and results of operations could reflect these impacts. In addition, our business, with its specific areas of focus and investment, may not track overall market trends. Given the variability of the capital markets and securities businesses, our earnings may fluctuate significantly from period to period, and results for any individual period should not be considered indicative of future results.

Market Data

The following table provides a summary of relevant market data:

	Year Ended December 31,		2024
	2024	**2023**	**v2023**
U.S. Market Indices			
S&P 500 (at period end)	**5,882**	4,770	23.3 %
Nasdaq (at period end)	**19,311**	15,011	28.6
U.S. Middle Market Mergers and Acquisitions			
Announced transactions (number of transactions) *(a)*	**2,948**	2,868	2.8
U.S. Equity Capital Markets			
Completed public equity offerings (number of transactions) *(b)*	**677**	566	19.6
Completed initial public offerings (number of transactions) *(c)*	**145**	90	61.1
Equity fee pool for overall market (in millions) *(d)*	$ **7,394**	$ 4,681	58.0
Equity fee pool for sub-$5 billion (in millions) *(e)*	$ **3,900**	$ 2,820	38.3
U.S. Municipal Negotiated Issuances			
Completed issuances for overall market (number of transactions) *(f)*	**5,700**	4,953	15.1
Completed issuances for sub-$500 million (number of transactions) *(g)*	**4,983**	4,034	23.5
Aggregate par value for overall market (in billions) *(f)*	$ **426**	$ 313	36.1
Aggregate par value for sub-$500 million (in billions) *(g)*	$ **251**	$ 200	25.5
Average CBOE Volatility Index (VIX)	**16**	17	(5.9)
Average Daily Number of Shares Traded			
NYSE (shares in millions)	**2,391**	2,185	9.4
Nasdaq (shares in millions)	**1,902**	1,822	4.4
Interest Rates			
3-month treasury average rate	**5.18 %**	5.28 %	(1.9)
10-year treasury average rate	**4.21 %**	3.96 %	6.3
Average 10-year MMD to 10-year Treasury Ratio *(h)*	**0.64**	0.67	(4.5)

(a) Source: Refinitiv (transactions with reported deal value between $100 million and $1 billion and transactions with an undisclosed deal value that had a financial advisor).

(b) Source: Dealogic and Piper Sandler & Co. Equity Capital Markets (IPOs, follow-on offerings and convertible offerings with reported deal value greater than $10 million).

(c) Source: Dealogic and Piper Sandler & Co. Equity Capital Markets (offerings with reported deal value greater than $10 million).

(d) Source: Dealogic and Piper Sandler & Co. Equity Capital Markets (IPOs, follow-on offerings and convertible offerings with deal values greater than $10 million and PIPEs/RDs greater than $5 million; SPAC IPO fees are represented as the standard two percent upfront fee unless noted differently on the IPO cover).

(e) Source: Dealogic and Piper Sandler & Co. Equity Capital Markets (IPOs, follow-on offerings and convertible offerings with deal values greater than $10 million and PIPEs/RDs greater than $5 million for sub-$5 billion market cap issuers; SPAC IPO fees are represented as the standard two percent upfront fee unless noted differently on the IPO cover).

(f) Source: Refinitiv (sole/senior negotiated and private placement transactions for the overall market).

(g) Source: Refinitiv (sole/senior negotiated and private placement transactions for sub-$500 million).

(h) Calculated based on the 10-year MMD index rate divided by the 10-year treasury rate.

Outlook for 2025

U.S. monetary policy remains a prevalent factor impacting the economy and financial markets. The U.S. Federal Reserve lowered its short-term benchmark interest rate by 100 basis points in the second half of 2024, however inflationary risks persist and the U.S. Federal Reserve has indicated that any further rate cuts will be data dependent. Tariffs, tax, regulatory and other policies of the new U.S. presidential administration may impact our client and business activity. Additionally, geopolitical concerns, including the conflicts in the Middle East and Eastern Europe, could negatively impact financial market activity.

Our advisory services results continue to benefit from our sector and product diversification. Our pipeline for advisory services remains healthy and activity for 2025 has started strong. With improving market conditions and the potential from an improved regulatory landscape, we expect another year of growth in advisory services revenues with seasonality generally similar to 2024.

Our corporate equity financing results benefited from favorable market conditions, which drove improvement in issuance activity during the year. We expect our equity and debt financing activity to increase in 2025 as companies raise needed capital to execute on their strategic plans.

Our equity brokerage business continues to benefit from the quality of our research product and trade execution. We experienced strong client activity in 2024 as equity markets steadily climbed higher during the year on better volumes and with generally muted volatility. We expect our 2025 revenues to be similar to 2024.

Client activity within fixed income services increased during the second half of 2024 as market conditions improved. The fixed income asset class represents an increasingly attractive investment opportunity, which should drive increased activity in 2025. We expect clients to be more active during the year as the yield curve continues to normalize.

Overall market conditions for our municipal financing business steadily improved during 2024. Our municipal negotiated issuance activity increased across both our specialty sector and governmental businesses driven by strong investor demand and a normalizing yield curve. We anticipate market conditions and issuance volumes to remain favorable in 2025.

RESULTS OF OPERATIONS

The following table provides a summary of the results of our operations and the results of our operations as a percentage of net revenues for the periods indicated:

(Amounts in thousands)	Year Ended December 31,			2024 v2023	2023 v2022	As a Percentage of Net Revenues for the Year Ended December 31,		
	2024	2023	2022			2024	2023	2022
Revenues								
Investment banking:								
Advisory services	$ 808,746	$ 709,316	$ 776,428	14.0 %	(8.6)%	53.0 %	52.6 %	54.5 %
Corporate financing	173,876	131,077	125,342	32.7	4.6	11.4	9.7	8.8
Municipal financing	122,513	83,419	107,739	46.9	(22.6)	8.0	6.2	7.6
Total investment banking	1,105,135	923,812	1,009,509	19.6	(8.5)	72.4	68.5	70.8
Institutional brokerage:								
Equity brokerage	215,275	209,512	210,314	2.8	(0.4)	14.1	15.5	14.8
Fixed income services	186,167	168,027	194,953	10.8	(13.8)	12.2	12.5	13.7
Total institutional brokerage	401,442	377,539	405,267	6.3	(6.8)	26.3	28.0	28.4
Interest income	32,908	26,723	20,365	23.1	31.2	2.2	2.0	1.4
Investment income/(loss)	(7,890)	30,039	(23)	N/M	N/M	(0.5)	2.2	0.0
Total revenues	1,531,595	1,358,113	1,435,118	12.8	(5.4)	100.4	100.8	100.7
Interest expense	5,681	10,146	9,480	(44.0)	7.0	0.4	0.8	0.7
Net revenues	1,525,914	1,347,967	1,425,638	13.2	(5.4)	100.0	100.0	100.0
Non-interest expenses								
Compensation and benefits	1,004,173	897,034	983,524	11.9	(8.8)	65.8	66.5	69.0
Outside services	55,756	51,754	53,189	7.7	(2.7)	3.7	3.8	3.7
Occupancy and equipment	66,530	64,356	64,252	3.4	0.2	4.4	4.8	4.5
Communications	54,917	52,718	50,565	4.2	4.3	3.6	3.9	3.5
Marketing and business development	42,239	37,734	42,849	11.9	(11.9)	2.8	2.8	3.0
Deal-related expenses	30,491	28,189	31,874	8.2	(11.6)	2.0	2.1	2.2
Trade execution and clearance	19,836	19,972	20,185	(0.7)	(1.1)	1.3	1.5	1.4
Restructuring and integration costs	2,586	7,749	11,440	(66.6)	(32.3)	0.2	0.6	0.8
Intangible asset amortization	10,288	19,440	15,375	(47.1)	26.4	0.7	1.4	1.1
Other operating expenses	20,686	46,435	18,016	(55.5)	157.7	1.4	3.4	1.3
Total non-interest expenses	1,307,502	1,225,381	1,291,269	6.7	(5.1)	85.7	90.9	90.6
Income before income tax expense	218,412	122,586	134,369	78.2	(8.8)	14.3	9.1	9.4
Income tax expense	60,972	23,613	33,189	158.2	(28.9)	4.0	1.8	2.3
Net income	157,440	98,973	101,180	59.1	(2.2)	10.3	7.3	7.1
Net income/(loss) attributable to noncontrolling interests	(23,674)	13,482	(9,494)	N/M	N/M	(1.6)	1.0	(0.7)
Net income attributable to Piper Sandler Companies	$ 181,114	$ 85,491	$ 110,674	111.9	(22.8)	11.9	6.3	7.8

N/M — Not meaningful

Net Revenues

Net revenues on a U.S. GAAP basis were $1.53 billion for the year ended December 31, 2024, compared with $1.35 billion in the prior-year period. For the year ended December 31, 2024, adjusted net revenues were $1.54 billion, compared with $1.33 billion for the year ended December 31, 2023. The variance explanations for net revenues and adjusted net revenues are consistent on both a U.S. GAAP and non-GAAP basis unless stated otherwise. See "Explanation and Reconciliation of Non-GAAP Financial Measures" for a detailed explanation of the adjustments made to the corresponding U.S. GAAP measures and a reconciliation of U.S. GAAP to adjusted, non-GAAP financial information.

The following table provides supplemental business information:

	Year Ended December 31,	
	2024	**2023**
Advisory services		
Completed M&A and restructuring transactions	**220**	213
Completed capital advisory transactions	**68**	56
Total completed advisory transactions	**288**	269
Corporate financings		
Total equity transactions priced	**81**	73
Book run equity transactions priced	**64**	65
Total debt and preferred transactions priced	**36**	15
Book run debt and preferred transactions priced	**23**	7
Municipal negotiated issues		
Aggregate par value of issues priced (in billions)	$ **16.9**	$ 12.4
Total issues priced	**501**	413
Equity brokerage		
Number of shares traded (in billions)	**11.3**	10.7

Investment Banking Revenues

Investment banking revenues comprise all of the revenues generated through advisory services activities, which include mergers and acquisitions ("M&A"), equity and debt private placements, debt, restructuring and private capital advisory, and municipal financial advisory transactions. Collectively, debt advisory transactions and equity and debt private placements are referred to as capital advisory transactions. Investment banking revenues also include equity and debt corporate financing activities and municipal financings.

In 2024, investment banking revenues were $1.11 billion, up 19.6 percent compared to $923.8 million in the prior-year period. For the year ended December 31, 2024, advisory services revenues were $808.7 million, up 14.0 percent compared with $709.3 million in 2023, driven by more completed transactions and a higher average fee. We also benefited from increased activity from our private equity clients. Our advisory services activity during the year was broad based across sectors, led by our financial services and energy & power groups with solid contributions from the healthcare, consumer and services & industrials sectors. In addition, our debt advisory product team recorded strong results in 2024. For the year ended December 31, 2024, corporate financing revenues were $173.9 million, up 32.7 percent compared to $131.1 million in the prior-year period, due to more completed transactions. Equity financing activity improved during the year resulting from more favorable market conditions. Performance during the year was led by the healthcare sector, and we served as book runner on 40 of 42 completed healthcare equity deals. In addition, our financial services group completed several large equity capital raises for our depository clients during the year. Municipal financing revenues for the year ended December 31, 2024 were $122.5 million, up 46.9 percent compared to $83.4 million in the year-ago period, driven by increased issuance activity across both our specialty sector and governmental businesses as market conditions and investor demand improved relative to the prior year.

Institutional Brokerage Revenues

Institutional brokerage revenues comprise all of the revenues generated through trading activities, which principally consist of facilitating customer trades, as well as fees received for our research services and corporate access offerings. Our results may vary from quarter to quarter as a result of changes in trading margins, trading gains and losses, net interest spreads, trading volumes and the amount of fees received for research services.

For the year ended December 31, 2024, institutional brokerage revenues increased to $401.4 million, compared with $377.5 million in the prior-year period. In 2024, equity brokerage revenues were $215.3 million, up 2.8 percent compared with $209.5 million in 2023, due to increased client activity across our full suite of trading and research products. For the year ended December 31, 2024, fixed income services revenues were $186.2 million, up 10.8 percent compared with $168.0 million in the prior-year period, driven by increased client activity, particularly with our depository clients. Market conditions for fixed income improved during the second half of the year following the action of the U.S. Federal Reserve to reduce short-term benchmark interest rates and the normalization of the yield curve.

Interest Income

Interest income represents amounts earned from holding long inventory positions and cash balances, as well as interest earned on installment fee receivables. For the year ended December 31, 2024, interest income increased to $32.9 million, compared with $26.7 million in 2023, primarily due to higher interest rates on our cash balances.

Investment Income/(Loss)

Investment income/(loss) includes realized and unrealized gains and losses on investments, including amounts attributable to noncontrolling interests, in our alternative asset management funds, as well as management and performance fees generated from those funds. For the year ended December 31, 2024, we recorded an investment loss of $7.9 million, compared to investment income of $30.0 million in 2023. In 2024, we recorded unrealized losses on our investments and the noncontrolling interests in the alternative asset management funds that we manage. Excluding the impact of noncontrolling interests, adjusted investment income was $7.2 million in 2024, compared with $7.1 million in 2023.

Interest Expense

Interest expense represents amounts associated with financing, economically hedging and holding short inventory positions, including interest paid on our short- and long-term financing arrangements, as well as commitment fees on certain short-term financing arrangements. For the year ended December 31, 2024, interest expense decreased to $5.7 million, compared with $10.1 million in 2023. The decrease was primarily due to lower interest paid on long-term financing arrangements as we repaid $125 million of Class B unsecured fixed rate senior notes upon maturity on October 15, 2023.

Non-Interest Expenses

Non-interest expenses on a U.S. GAAP basis were $1.31 billion for the year ended December 31, 2024, compared to $1.23 billion in the prior-year period. For the year ended December 31, 2024, adjusted non-interest expenses were $1.24 billion, compared with $1.12 billion for the year ended December 31, 2023. The variance explanations for non-interest expenses and adjusted non-interest expenses are consistent on both a U.S. GAAP and non-GAAP basis unless stated otherwise. See "Explanation and Reconciliation of Non-GAAP Financial Measures" for a detailed explanation of the adjustments made to the corresponding U.S. GAAP measures and a reconciliation of U.S. GAAP to adjusted, non-GAAP financial information.

Compensation and Benefits

Compensation and benefits expenses, which are the largest component of our expenses, include salaries, incentive compensation, benefits, stock-based compensation, employment taxes, the reversal of expenses associated with the forfeiture of stock-based compensation and other employee-related costs. A significant portion of compensation expense is comprised of variable incentive arrangements, including discretionary incentive compensation, the amount of which fluctuates in proportion to the level of business activity, increasing with higher revenues and operating profits and decreasing with lower revenues and operating profits. Other compensation costs, primarily base salaries and benefits, are more fixed in nature. The timing of incentive compensation payments, which is generally in February, has a greater impact on our cash position and liquidity than is reflected on our consolidated statements of operations. In conjunction with our acquisitions, we have granted restricted stock, restricted cash with service conditions, and restricted mutual fund shares of investment funds ("MFRS Awards") which are amortized to compensation expense over the service period. We have also entered into forgivable loans with service conditions, which are amortized to compensation expense over the loan term. Additionally, expense estimates related to revenue-based earnout arrangements with service conditions entered into as part of our acquisitions are amortized to compensation expense over the service period.

The following table summarizes our expected future acquisition-related compensation expense for restricted stock, restricted cash with service conditions, MFRS Awards and forgivable loans with service conditions, as well as expense estimates related to revenue-based earnout arrangements:

(Amounts in thousands)

2025	$	28,687
2026		21,474
2027		15,633
2028		5,328
2029		3,415
Total	$	74,537

For the year ended December 31, 2024, compensation and benefits expenses increased 11.9 percent to $1.00 billion from $897.0 million in 2023, due to higher revenues and profitability. Compensation and benefits expenses as a percentage of net revenues was 65.8 percent in 2024, compared with 66.5 percent in 2023. The lower compensation ratio was driven by higher net revenues offset in part by an investment loss attributable to noncontrolling interests in the current year compared to investment income attributable to noncontrolling interests in 2023. Our adjusted compensation ratio decreased to 62.0 percent in 2024, compared with 63.6 percent in 2023 driven by higher adjusted net revenues.

Outside Services

Outside services expenses include securities processing expenses, outsourced technology functions, outside legal fees, fund expenses associated with our consolidated alternative asset management funds and other professional fees. Outside services expenses increased 7.7 percent to $55.8 million in 2024, compared with $51.8 million in 2023, primarily due to higher recruiting and placement fees.

Occupancy and Equipment

For the year ended December 31, 2024, occupancy and equipment expenses increased 3.4 percent to $66.5 million, compared with $64.4 million in 2023, primarily due to incremental occupancy costs related to our acquisition of Aviditi Advisors. Our occupancy and equipment expenses will increase in 2025 as a result of relocating our Minneapolis corporate headquarters to a new building.

Communications

Communication expenses include costs for telecommunication and data communication, primarily consisting of expenses for obtaining third-party market data information. For the year ended December 31, 2024, communication expenses increased 4.2 percent to $54.9 million, compared with $52.7 million in 2023, primarily due to higher market data services expenses.

Marketing and Business Development

Marketing and business development expenses include travel and entertainment costs, advertising and third-party marketing fees. In 2024, marketing and business development expenses increased 11.9 percent to $42.2 million, compared with $37.7 million for the year ended December 31, 2023. The increase was primarily due to higher travel expenses associated with increased business activity.

Deal-Related Expenses

Deal-related expenses include costs we incurred over the course of a completed investment banking deal, which primarily consist of legal fees, offering expenses, and travel costs. For the year ended December 31, 2024, deal-related expenses were $30.5 million, compared with $28.2 million for the year ended December 31, 2023. The amount of deal-related expenses is principally dependent on the level and mix of deal activity and may vary from period to period as the recognition of deal-related costs typically coincides with the closing of a transaction.

Trade Execution and Clearance

For the year ended December 31, 2024, trade execution and clearance expenses decreased slightly to $19.8 million, compared with $20.0 million for the year ended December 31, 2023.

Restructuring and Integration Costs

For the year ended December 31, 2024, we incurred restructuring and integration costs of $2.6 million, primarily consisting of integration costs related to our acquisition of Aviditi Advisors.

For the year ended December 31, 2023, we incurred restructuring and integration costs of $7.7 million, primarily consisting of $6.7 million of severance benefits related to headcount reductions and $0.9 million for vacated leased office space associated with our acquisitions of Cornerstone Macro Research LP and The Valence Group.

Intangible Asset Amortization

Intangible asset amortization includes the amortization of definite-lived intangible assets. For the year ended December 31, 2024, intangible asset amortization was $10.3 million, compared with $19.4 million in 2023. The decrease was primarily due to lower intangible asset amortization expense associated with our 2022 acquisition of DBO Partners Holding LLC.

The following table summarizes the future aggregate amortization expense of our intangible assets with determinable lives:

(Amounts in thousands)		
2025	$	8,639
2026		7,253
2027		3,480
2028		2,191
2029		541
Total	$	22,104

Other Operating Expenses

Other operating expenses primarily include insurance costs, license and registration fees, expenses related to our charitable giving program and litigation-related expenses, which consist of the amounts we accrue for and/or pay out related to legal and regulatory matters. Other operating expenses were $20.7 million in 2024, compared with $46.4 million in 2023. Other operating expenses for 2024 included a $4.0 million reduction in the accrual for civil penalties related to our regulatory settlements with the SEC and CFTC regarding recordkeeping requirements for business-related communications. Other operating expenses for 2023 included a $20.0 million accrual recorded for estimated civil penalties related to our regulatory settlements with the SEC and CFTC regarding recordkeeping requirements for business-related communications, as well as the write-off of a $7.5 million uncollectible receivable in our municipal financing business.

Pre-Tax Margin

Pre-tax margin for 2024 increased to 14.3 percent, compared with 9.1 percent for 2023. Adjusted operating margin increased to 19.7 percent in 2024, compared with 16.0 percent in 2023. In the current year, the increase in pre-tax margin and adjusted operating margin was primarily due to higher net revenues as well as a lower compensation ratio and non-compensation ratio.

Income Taxes

For the year ended December 31, 2024, our provision for income taxes was $61.0 million, which included $14.5 million of tax benefits related to stock-based compensation awards vesting at values greater than the grant price and accrued forfeitable dividends paid on vested restricted stock related to acquisitions. Excluding the impact of these benefits and noncontrolling interests, our effective tax rate was 31.2 percent. The effective tax rate for 2024 was impacted by non-deductible employee compensation expense, including limitations on the deduction of employee compensation expense enacted with the American Rescue Plan Act of 2021.

For the year ended December 31, 2023, our provision for income taxes was $23.6 million, which included $16.6 million of tax benefits related to stock-based compensation awards vesting at values greater than the grant price and accrued forfeitable dividends paid on vested restricted stock related to acquisitions. Excluding the impact of these benefits and noncontrolling interests, our effective tax rate was 36.8 percent. The effective tax rate for 2023 included the impact of estimated civil penalties related to our regulatory settlements with the SEC and the CFTC regarding recordkeeping requirements for business-related communications, which was non-deductible for income tax purposes, as well as non-deductible employee compensation expense.

EXPLANATION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

In Item 7 in this Form 10-K, we have included financial measures that are not prepared in accordance with U.S. GAAP. Adjustments to these non-GAAP financial measures include (1) the exclusion of investment (income)/loss and non-compensation expenses related to noncontrolling interests, (2) the exclusion of interest expense on long-term financing from net revenues, (3) the exclusion of compensation and non-compensation expenses from acquisition-related agreements, (4) the exclusion of restructuring and integration costs related to acquisitions and/or headcount reductions, (5) the exclusion of amortization of intangible assets related to acquisitions, (6) the exclusion of non-compensation expenses from regulatory settlements (see Note 15 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K for further information) and (7) the income tax impact allocated to the adjustments. For U.S. GAAP purposes, these items are included in each of their respective line items on the consolidated statements of operations.

These adjustments affect the following financial measures: net revenues, compensation and benefits expenses, non-compensation expenses, total non-interest expenses, income before income tax expense, income tax expense, net income attributable to Piper Sandler Companies, earnings per diluted common share, compensation ratio, non-compensation ratio, pre-tax margin and effective tax rate.

The adjusted weighted average diluted shares outstanding used in the calculation of non-GAAP earnings per diluted common share contains an adjustment to include the common shares for unvested restricted stock awards with service conditions granted pursuant to all acquisitions since January 1, 2020.

Management believes that presenting results and measures on an adjusted, non-GAAP basis in conjunction with the corresponding U.S. GAAP measures provides a more meaningful basis for comparison of its operating results and underlying trends between periods, and enhances the overall understanding of our current financial performance by excluding certain items that may not be indicative of our core operating results. The non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of financial performance prepared in accordance with U.S. GAAP.

Consolidation of the alternative asset management funds results in the inclusion of the proportionate share of the income or loss attributable to the equity interests in consolidated funds that are not attributable, either directly or indirectly, to us (i.e., noncontrolling interests). This proportionate share is reflected in net income/(loss) attributable to noncontrolling interests in the accompanying consolidated statements of operations, and has no effect on our overall financial performance, as ultimately, this income/(loss) is not income/(loss) for us. The adjusted, non-GAAP financial measures include only the actual proportionate share of the income/(loss) attributable to us as an investor in such alternative asset management funds.

Interest expense on long-term financing includes interest on our Class B unsecured fixed rate senior notes, and is an adjustment from net revenues as this arrangement was used to fund the acquisition of SOP Holdings, LLC and its subsidiaries, including Sandler O'Neill & Partners, L.P. (collectively, "Sandler O'Neill"). Management believes that presenting adjusted, non-GAAP financial measures excluding the acquisition-related amounts provides clarity on our financial results generated by the core operating components of our business.

The compensation and non-compensation expenses from acquisition-related agreements and amortization of intangible assets are excluded from the adjusted, non-GAAP financial measures as they represent expenses specifically related to acquisitions and therefore are not part of our ongoing operations.

The restructuring and integration costs excluded from the adjusted, non-GAAP financial results represent charges that resulted from severance benefits related to acquisitions or headcount reductions, as well as acquisition-related costs associated with contract termination, vacating redundant leased office space and professional fees related to the respective transaction. Excluding these restructuring and integration costs from our adjusted, non-GAAP financial measures provides a better understanding of our core non-compensation expenses.

The non-compensation expenses from regulatory settlements for the year ended December 31, 2024 include the reversal of other operating expenses of $4.0 million, as we reduced the accrual for civil penalties related to regulatory settlements with the SEC and the CFTC. The non-compensation expenses from regulatory settlements for the year ended December 31, 2023 include a $20.0 million accrual of other operating expenses for estimated civil penalties related to the regulatory settlements with the SEC and CFTC. In connection with these matters, we also incurred $1.0 million and $1.5 million of outside services expenses for the years ended December 31, 2024 and 2023, respectively. Excluding these non-compensation expenses from regulatory settlements from our adjusted, non-GAAP financial measures provides a better understanding of our core non-compensation expenses.

Reconciliation of U.S. GAAP to adjusted non-GAAP financial information:

	Year Ended December 31,	
(Amounts in thousands, except per share data)	2024	2023
Net revenues:		
Net revenues – U.S. GAAP basis	$ 1,525,914	$ 1,347,967
Adjustments:		
Investment (income)/loss related to noncontrolling interests	15,128	(22,916)
Interest expense on long-term financing	—	5,146
Adjusted net revenues	$ 1,541,042	$ 1,330,197
Compensation and benefits:		
Compensation and benefits – U.S. GAAP basis	$ 1,004,173	$ 897,034
Adjustment:		
Compensation from acquisition-related agreements	(48,727)	(51,058)
Adjusted compensation and benefits	$ 955,446	$ 845,976
Non-compensation expenses:		
Non-compensation expenses – U.S. GAAP basis	$ 303,329	$ 328,347
Adjustments:		
Non-compensation expenses related to noncontrolling interests	(8,546)	(9,434)
Restructuring and integration costs	(2,586)	(7,749)
Amortization of intangible assets related to acquisitions	(10,288)	(19,440)
Non-compensation expenses from acquisition-related agreements	(3,089)	1,102
Non-compensation expenses from regulatory settlements	3,045	(21,548)
Adjusted non-compensation expenses	$ 281,865	$ 271,278

(Amounts in thousands, except per share data)	Year Ended December 31,			
		2024		**2023**
Income before income tax expense:				
Income before income tax expense – U.S. GAAP basis	$	**218,412**	$	122,586
Adjustments:				
Investment (income)/loss related to noncontrolling interests		**15,128**		(22,916)
Interest expense on long-term financing		**—**		5,146
Non-compensation expenses related to noncontrolling interests		**8,546**		9,434
Compensation from acquisition-related agreements		**48,727**		51,058
Restructuring and integration costs		**2,586**		7,749
Amortization of intangible assets related to acquisitions		**10,288**		19,440
Non-compensation expenses from acquisition-related agreements		**3,089**		(1,102)
Non-compensation expenses from regulatory settlements		**(3,045)**		21,548
Adjusted operating income	$	**303,731**	$	212,943
Interest expense on long-term financing		**—**		(5,146)
Adjusted income before adjusted income tax expense	$	**303,731**	$	207,797
Income tax expense:				
Income tax expense – U.S. GAAP basis	$	**60,972**	$	23,613
Tax effect of adjustments:				
Compensation from acquisition-related agreements		**10,224**		10,467
Restructuring and integration costs		**590**		2,053
Amortization of intangible assets related to acquisitions		**2,675**		5,152
Non-compensation expenses from acquisition-related agreements		**797**		(292)
Non-compensation expenses from regulatory settlements		**248**		411
Adjusted income tax expense	$	**75,506**	$	41,404
Net income attributable to Piper Sandler Companies:				
Net income attributable to Piper Sandler Companies – U.S. GAAP basis	$	**181,114**	$	85,491
Adjustments:				
Compensation from acquisition-related agreements		**38,503**		40,591
Restructuring and integration costs		**1,996**		5,696
Amortization of intangible assets related to acquisitions		**7,613**		14,288
Non-compensation expenses from acquisition-related agreements		**2,292**		(810)
Non-compensation expenses from regulatory settlements		**(3,293)**		21,137
Adjusted net income attributable to Piper Sandler Companies	$	**228,225**	$	166,393
Earnings per diluted common share:				
Earnings per diluted common share – U.S. GAAP basis	$	**10.24**	$	4.96
Adjustment for inclusion of unvested acquisition-related stock		**(0.20)**		(0.38)
	$	**10.04**	$	4.58
Adjustments:				
Compensation from acquisition-related agreements		**2.17**		2.36
Restructuring and integration costs		**0.11**		0.33
Amortization of intangible assets related to acquisitions		**0.43**		0.83
Non-compensation expenses from acquisition-related agreements		**0.13**		(0.05)
Non-compensation expenses from regulatory settlements		**(0.19)**		1.23
Adjusted earnings per diluted common share	$	**12.69**	$	9.28
Weighted average diluted common shares outstanding:				
Weighted average diluted common shares outstanding – U.S. GAAP basis		**17,695**		17,224
Adjustment:				
Unvested acquisition-related restricted stock with service conditions		**293**		715
Adjusted weighted average diluted common shares outstanding		**17,988**		17,939

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements are set forth in Note 3 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K, and are incorporated herein by reference.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting and reporting policies comply with U.S. GAAP and conform to practices within the securities industry. The preparation of financial statements in compliance with U.S. GAAP and industry practices requires us to make estimates and assumptions that could materially affect amounts reported in our consolidated financial statements. Critical accounting policies are those policies that we believe to be the most important to the portrayal of our financial condition and results of operations and that require us to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by us to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical, including whether the estimates are significant to the consolidated financial statements taken as a whole, the nature of the estimates, the ability to readily validate the estimates with other information (e.g., third-party or independent sources), the sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be used under U.S. GAAP.

For a full description of our significant accounting policies, see Note 2 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K. We believe that of our significant accounting policies, the following are our critical accounting policies and estimates.

Valuation of Financial Instruments

Financial instruments and other inventory positions owned, financial instruments and other inventory positions sold, but not yet purchased, and investments on our consolidated statements of financial condition consist of financial instruments recorded at fair value, as required by accounting guidance. Unrealized gains and losses related to these financial instruments are reflected on our consolidated statements of operations.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants at the measurement date (i.e., the exit price). Based on the nature of our business and our role as a "dealer" in the securities industry or as a manager of alternative asset management funds, the fair values of our financial instruments are determined internally. See Note 2 and Note 6 to our consolidated financial statements for additional information on the valuation of our financial instruments and our fair value processes, including specific control processes to determine the reasonableness of the fair value of our financial instruments.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 820, "Fair Value Measurement," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (i.e., Level I measurements) and the lowest priority to inputs with little or no pricing observability (i.e., Level III measurements). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Substantially all of our financial instruments categorized as Level III are investments related to our alternative asset management funds. These investments in private companies are valued based on an assessment of each underlying security, considering rounds of financing, the financial condition and operating results of the private company, third-party transactions and market-based information, including comparable company transactions, trading multiples (e.g., multiples of revenue and EBITDA), discounted cash flow analyses and changes in market outlook, among other factors. See Note 6 to our consolidated financial statements for additional discussion of our assets and liabilities in the fair value hierarchy.

Goodwill and Intangible Assets

We record all assets acquired and liabilities assumed in acquisitions, including goodwill and other intangible assets, at fair value, which requires certain management estimates. The initial recognition of goodwill and other intangible assets involves significant judgment in determining the estimates of future cash flows, discount rates, economic forecast and other assumptions which are then used in acceptable valuation techniques, such as the income approach (e.g., discounted cash flow method). At December 31, 2024, we had goodwill of $312.0 million and intangible assets of $107.5 million.

We are required to perform impairment tests of goodwill and indefinite-lived intangible assets annually and on an interim basis when circumstances exist that could indicate possible impairment. We have elected to test goodwill for impairment in the fourth quarter of each calendar year. We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after making an assessment, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then further analysis is unnecessary. However, if we conclude otherwise, then we are required to perform a quantitative goodwill test. See Note 2 and Note 11 to our consolidated financial statements for additional information on our impairment testing.

We elected to perform a qualitative assessment to test goodwill for impairment. The following relevant events and circumstances were evaluated in concluding that it was not more likely than not that goodwill was impaired: overall financial performance of our reporting unit, public market capitalization of the Company, macroeconomic conditions and industry and market considerations. Our annual goodwill impairment testing, performed as of October 31, 2024, resulted in no impairment.

We also evaluated our indefinite-lived intangible assets and concluded there was no impairment in 2024.

Stock-Based Compensation Plans

As part of our compensation to employees and directors, we use stock-based compensation, consisting of restricted stock, restricted stock units and stock options. We account for equity awards in accordance with FASB Accounting Standards Codification Topic 718, "Compensation–Stock Compensation," ("ASC 718"), which requires all share-based payments to employees, including grants of employee stock options, to be recognized on the consolidated statements of operations at grant date fair value. Compensation expense related to share-based awards that require future service are amortized over the service period of the award. Forfeitures of awards with service conditions are accounted for when they occur. Share-based awards that do not require future service are recognized in the year in which the awards are deemed to be earned.

See Note 18 to our consolidated financial statements for additional information about our stock-based compensation plans.

Income Taxes

We file a consolidated U.S. federal income tax return, which includes all of our qualifying subsidiaries. We also are subject to income tax in various states and municipalities and those foreign jurisdictions in which we operate. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income taxes are provided for temporary differences in reporting certain items, principally restricted compensation (i.e., restricted stock, restricted stock units, restricted mutual fund shares, and deferred compensation). The realization of deferred tax assets is assessed and a valuation allowance is recognized to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. We believe that our future taxable profits will be sufficient to recognize our deferred tax assets. However, if our projections of future taxable profits do not materialize, we may conclude that a valuation allowance is necessary, which would impact our results of operations in that period.

We record deferred tax benefits for future tax deductions expected upon the vesting of stock-based compensation. We recognize the income tax effects of stock-based compensation awards in the income statement when the awards vest. If deductions reported on our tax return for stock-based compensation (i.e., the value of the stock-based compensation at the time of vesting) exceed the cumulative cost of those instruments recognized for financial reporting (i.e., the grant date fair value of the compensation computed in accordance with ASC 718), we record the excess tax benefit as income tax benefit. Conversely, if deductions reported on our tax return for stock-based compensation are less than the cumulative cost of those instruments recognized for financial reporting, the deficiency is recorded as an income tax expense. Additionally, we record a tax benefit related to accrued forfeitable dividends paid on restricted stock upon vesting. For the year ended December 31, 2024, we recorded $14.5 million of tax benefits related to stock-based compensation awards vesting at values greater than the grant date fair value and accrued forfeitable dividends paid on vested restricted stock related to acquisitions. As of February 20, 2025, approximately 653,000 shares have vested at share prices greater than the grant date fair values, resulting in an income tax benefit of $25.4 million recorded in the first quarter of 2025, including accrued forfeitable dividends paid on vested restricted stock related to acquisitions.

We establish reserves for uncertain income tax positions in accordance with FASB Accounting Standards Codification Topic 740, "Income Taxes," when it is not more likely than not that a certain position or component of a position will be ultimately upheld by the relevant taxing authorities. Significant judgment is required in evaluating uncertain tax positions. Our tax provision and related accruals include the impact of estimates for uncertain tax positions and changes to the reserves that are considered appropriate. To the extent the probable tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of change and, in turn, our results of operations. As of December 31, 2024, we have a $1.9 million liability recorded for uncertain state income tax positions.

LIQUIDITY, FUNDING AND CAPITAL RESOURCES

We regularly monitor our liquidity position, which is of critical importance to our business. Accordingly, we maintain a liquidity strategy designed to enable our business to continue to operate even under adverse circumstances, although there can be no assurance that our strategy will be successful under all circumstances. Insufficient liquidity resulting from adverse circumstances contributes to, and may be the cause of, financial institution failure.

The majority of our tangible assets consist of assets readily convertible into cash. Financial instruments and other inventory positions owned are stated at fair value and are generally readily marketable in most market conditions. Receivables and payables with brokers, dealers and clearing organizations usually settle within a few days. As part of our liquidity strategy, we emphasize diversification of funding sources to the extent possible while considering tenor and cost. Our assets are financed by our cash flows from operations, equity capital and our funding arrangements. The fluctuations in cash flows from financing activities are directly related to daily operating activities from our various businesses. One of our most important risk management disciplines is our ability to manage the size and composition of our balance sheet. While our asset base changes due to client activity, market fluctuations and business opportunities, the size and composition of our balance sheet reflect our overall risk tolerance, our ability to access stable funding sources and the amount of equity capital we hold.

Certain market conditions can impact the liquidity of our inventory positions, requiring us to hold larger inventory positions for longer than expected or requiring us to take other actions that may adversely impact our results.

A significant component of our employees' compensation is paid in annual discretionary incentive compensation. The timing of these incentive compensation payments, which is generally in February, has a significant impact on our cash position and liquidity.

Our dividend policy is intended to return between 30 percent and 50 percent of our fiscal year adjusted net income to shareholders. Our board of directors determines the declaration and payment of dividends and is free to change our dividend policy at any time. Our board of directors declared the following dividends on shares of our common stock:

Declaration Date	Dividend Per Share	Record Date	Payment Date
Related to 2021:			
February 10, 2022 (1)	$ 4.50	March 2, 2022	March 11, 2022
Related to 2022:			
February 10, 2022	0.60	March 2, 2022	March 11, 2022
April 29, 2022	0.60	May 27, 2022	June 10, 2022
July 29, 2022	0.60	August 26, 2022	September 9, 2022
October 28, 2022	0.60	November 23, 2022	December 9, 2022
February 3, 2023 (1)	1.25	March 3, 2023	March 17, 2023
Related to 2023:			
February 3, 2023	0.60	March 3, 2023	March 17, 2023
May 2, 2023	0.60	May 26, 2023	June 9, 2023
July 28, 2023	0.60	August 25, 2023	September 8, 2023
October 27, 2023	0.60	November 21, 2023	December 8, 2023
February 2, 2024 (1)	1.00	March 4, 2024	March 15, 2024
Related to 2024:			
February 2, 2024	0.60	March 4, 2024	March 15, 2024
April 26, 2024	0.60	May 24, 2024	June 7, 2024
August 2, 2024	0.65	August 29, 2024	September 13, 2024
October 25, 2024	0.65	November 22, 2024	December 13, 2024
January 31, 2025 (1)	3.00	March 4, 2025	March 14, 2025
Related to 2025:			
January 31, 2025	0.65	March 4, 2025	March 14, 2025

(1) *Represents a special cash dividend.*

Our board of directors has declared a special cash dividend on our common stock of $3.00 per share related to 2024 adjusted net income. This special dividend will be paid on March 14, 2025, to shareholders of record as of the close of business on March 4, 2025. Including this special cash dividend, we will have returned $5.50 per share, or approximately 43 percent of our fiscal year 2024 adjusted net income to shareholders.

As part of our capital management strategy, we repurchase our common stock over time in order to offset the dilutive effect of our employee stock-based compensation awards and our grants of acquisition-related restricted stock, as well as to return capital to shareholders.

Effective May 6, 2022, our board of directors authorized the repurchase of up to $150.0 million in common shares through December 31, 2024. In 2024, we did not repurchase any shares of our common stock related to this authorization. Effective February 5, 2025, our board of directors authorized the repurchase of up to $150.0 million in common shares through December 31, 2026.

We also purchase shares of common stock from restricted stock award recipients upon the award vesting as recipients sell shares to meet their employment tax obligations. During 2024, we purchased 346,972 shares of our common stock at an average price of $191.44 per share for an aggregate purchase price of $66.4 million for these purposes.

Cash Flows

Cash and cash equivalents at December 31, 2024 were $482.8 million, an increase of $99.7 million from December 31, 2023. Operating activities provided $313.3 million of cash, primarily driven by cash generated from earnings and an increase in operating liabilities. The increase in operating liabilities was primarily due to an increase in accrued compensation of $56.6 million, the result of higher compensation costs in 2024 resulting from increased revenues and operating profits. In 2024, investing activities used $31.8 million, of which $16.3 million was used for the acquisition of Aviditi Advisors and $15.5 million was used for the purchase of fixed assets. In 2024, cash of $180.6 million was used in financing activities, as we paid $73.7 million in dividends, repurchased $66.4 million of common stock and reduced short-term financing by $37.3 million.

Cash and cash equivalents at December 31, 2023 were $383.1 million, an increase of $17.5 million from December 31, 2022. Operating activities provided $275.6 million of cash, primarily driven by cash generated from earnings and a decrease in operating assets. The decrease in operating assets was primarily due to a decline in receivables from brokers, dealers and clearing organizations of $88.5 million, as well as a decrease in other assets of $28.8 million driven by lower fee receivables. In 2023, investing activities used $10.1 million for the purchase of fixed assets. Cash of $249.6 million was used in financing activities, as we repaid the $125 million of Class B unsecured fixed rate senior notes upon maturity on October 15, 2023. In addition, we paid $84.4 million in dividends and repurchased $70.7 million of common stock during 2023.

Leverage

The following table presents total assets, adjusted assets, total shareholders' equity and tangible common shareholders' equity with the resulting leverage ratios:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Total assets	$ 2,255,936	$ 2,140,983
Deduct: Goodwill and intangible assets	(419,528)	(417,957)
Deduct: Right-of-use lease assets	(66,618)	(69,387)
Deduct: Assets attributable to noncontrolling interests	(197,600)	(217,411)
Adjusted assets	$ 1,572,190	$ 1,436,228
Total shareholders' equity	$ 1,415,773	$ 1,299,473
Deduct: Goodwill and intangible assets	(419,528)	(417,957)
Deduct: Noncontrolling interests	(187,943)	(213,975)
Tangible common shareholders' equity	$ 808,302	$ 667,541
Leverage ratio (1)	1.6	1.6
Adjusted leverage ratio (2)	1.9	2.2

(1) Leverage ratio equals total assets divided by total shareholders' equity.

(2) Adjusted leverage ratio equals adjusted assets divided by tangible common shareholders' equity.

Adjusted assets and tangible common shareholders' equity are non-GAAP financial measures. Goodwill and intangible assets are subtracted from total assets and total shareholders' equity in determining adjusted assets and tangible common shareholders' equity, respectively, as we believe that goodwill and intangible assets do not constitute operating assets that can be deployed in a liquid manner. Right-of-use lease assets are also subtracted from total assets in determining adjusted assets as these are not operating assets that can be deployed in a liquid manner. Amounts attributable to noncontrolling interests are subtracted from total assets and total shareholders' equity in determining adjusted assets and tangible common shareholders' equity, respectively, as they represent assets and equity interests in consolidated entities that are not attributable, either directly or indirectly, to Piper Sandler Companies. We view the resulting measure of adjusted leverage, also a non-GAAP financial measure, as a more relevant measure of financial risk when comparing financial services companies. Our adjusted leverage ratio decreased from December 31, 2023, primarily due to higher tangible common shareholders' equity driven by increased net income for the year ended December 31, 2024.

Funding and Capital Resources

The primary goal of our funding activities is to ensure adequate funding over a wide range of market conditions. Given the mix of our business activities, funding requirements are fulfilled through a diversified range of financing arrangements. We attempt to ensure that the tenor of our borrowing liabilities equals or exceeds the expected holding period of the assets being financed. Our ability to support increases in total assets is largely a function of our ability to obtain funding from external sources. Access to these external sources, as well as the cost of that financing, is dependent upon various factors, including market conditions, the general availability of credit and credit ratings. We currently do not have a credit rating, which could adversely affect our liquidity and competitive position by increasing our financing costs and limiting access to sources of liquidity that require a credit rating as a condition to providing the funds.

Our day-to-day funding and liquidity is obtained primarily through the use of cash from our operating activities, as well as through the use of a clearing arrangement with Pershing and a clearing arrangement with bank financing, which are typically collateralized by our securities inventory. These funding sources are critical to our ability to finance and hold inventory, which is a necessary part of our institutional brokerage business. The majority of our inventory is liquid and is therefore funded by short-term facilities or cash from our operating activities. Our funding sources are dependent on the types of inventory that our counterparties are willing to accept as collateral and the number of counterparties available. Our unsecured revolving credit facility has been established for working capital and general corporate purposes. Our secured revolving credit facility has been established for our private capital advisory business. Funding is generally obtained at rates based upon the federal funds rate.

Pershing Clearing Arrangement

We have established an arrangement to obtain financing from Pershing related to the majority of our trading activities. Under our fully disclosed clearing agreement, all of our securities inventories with the exception of convertible securities, and all of our customer activities are held by or cleared through Pershing. Financing under this arrangement is secured primarily by securities, and collateral limitations could reduce the amount of funding available under this arrangement. We may accommodate non-standard settlement timeframes for our clients, which can impact our funding and collateral balances. Our clearing arrangement activities are recorded net of trading activity and reported within receivables from or payables to brokers, dealers and clearing organizations. The funding is at the discretion of Pershing (i.e., uncommitted) and could be denied without a notice period. Our fully disclosed clearing agreement includes a covenant requiring Piper Sandler & Co., our U.S. broker dealer subsidiary, to maintain excess net capital of $120 million. At December 31, 2024, we had less than $0.1 million of financing outstanding under this arrangement.

Clearing Arrangement with Bank Financing

We have established a financing arrangement with a U.S. branch of CIBC related to our convertible securities inventories. Under this arrangement, our convertible securities inventories are cleared through a broker dealer affiliate of CIBC and held by CIBC. We generally economically hedge changes in the market value of our convertible securities inventories using the underlying common stock or the stock options of the underlying common stock. Financing under this arrangement is secured primarily by convertible securities and collateral limitations could reduce the amount of funding available. The funding is at the discretion of CIBC (i.e., uncommitted) and could be denied subject to a notice period. This arrangement is reported within receivables from or payables to brokers, dealers and clearing organizations, net of trading activity. At December 31, 2024, we had $55.5 million of financing outstanding under this arrangement.

Unsecured Revolving Credit Facility

We have an unsecured $120 million revolving credit facility with U.S. Bank N.A. The credit agreement will terminate on December 20, 2027, unless otherwise terminated. At December 31, 2024, there were $10.0 million of advances against this credit facility.

This credit facility includes customary events of default and covenants that, among other things, require Piper Sandler & Co. to maintain a minimum regulatory net capital of $120 million, limit our leverage ratio, require maintenance of a minimum ratio of operating cash flow to fixed charges, and impose certain limitations on our ability to make acquisitions and make payments on our capital stock. At December 31, 2024, we were in compliance with all covenants.

Secured Revolving Credit Facility

On August 23, 2024, we entered into a $30 million revolving credit facility with Cadence Bank related to our private capital advisory business. Advances under this facility are secured by certain installment fee receivables. The credit agreement will terminate on August 23, 2027, unless otherwise terminated. At December 31, 2024, there were no advances against this credit facility.

This credit facility includes customary events of default and covenants that, among other things, require Piper Sandler & Co. to maintain a minimum regulatory net capital of $120 million, limit our leverage ratio, require maintenance of a minimum fixed charge coverage ratio, and impose certain limitations on our ability to make acquisitions and make payments on our capital stock. At December 31, 2024, we were in compliance with all covenants.

Committed Line

We elected not to renew our one-year $50 million committed revolving secured credit facility, which terminated on December 6, 2024.

Average Funding Balances Outstanding and Maximum Daily Funding By Quarter

The following tables present the average balances outstanding for our various funding sources by quarter for 2024 and 2023:

	Average Balance for the Three Months Ended			
(Amounts in millions)	Dec. 31, 2024	Sept. 30, 2024	June 30, 2024	Mar. 31, 2024
Funding source				
Pershing clearing arrangement	$ 6.2	$ 6.4	$ 7.1	$ 43.2
Clearing arrangement with bank financing	73.7	63.4	66.0	85.3
Unsecured revolving credit facility	10.0	14.6	—	4.9
Total	$ 89.9	$ 84.4	$ 73.1	$ 133.4

	Average Balance for the Three Months Ended			
(Amounts in millions)	Dec. 31, 2023	Sept. 30, 2023	June 30, 2023	Mar. 31, 2023
Funding source				
Pershing clearing arrangement	$ 27.5	$ 7.1	$ 26.8	$ 8.5
Clearing arrangement with bank financing	43.5	96.1	99.6	55.2
Unsecured revolving credit facility	40.5	—	—	—
Total	$ 111.5	$ 103.2	$ 126.4	$ 63.7

The average funding in the fourth quarter of 2024 decreased to $89.9 million, compared with $111.5 million during the fourth quarter of 2023, primarily due to a decrease in borrowings on our unsecured revolving credit facility and funding fewer non-standard settlements for our clients, partially offset by higher average balances of convertible securities inventories.

The following table presents the maximum daily funding amount by quarter for 2024 and 2023:

(Amounts in millions)	2024	2023
First Quarter	$ 544.2	$ 146.6
Second Quarter	466.6	370.1
Third Quarter	163.3	224.2
Fourth Quarter	270.2	550.8

Contractual Obligations

In December 2022, we entered into a lease agreement for approximately 120,000 square feet of office space related to our future corporate headquarters location in Minneapolis, Minnesota. Our contractual rental obligations over the 15-year lease term are $58.1 million. For further discussion of our contractual rental obligations, see Note 14 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K.

Capital Requirements

As a registered broker dealer and member firm of FINRA, Piper Sandler & Co. is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. We have elected to use the alternative method permitted by the uniform net capital rule which requires that we maintain minimum net capital of $1.0 million. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain approvals, notifications and other provisions of the uniform net capital rules. We expect that these provisions will not impact our ability to meet current and future obligations. At December 31, 2024, our net capital under the SEC's uniform net capital rule was $265.5 million, and exceeded the minimum net capital required under the SEC rule by $264.5 million.

Although we operate with a level of net capital substantially greater than the minimum thresholds established by FINRA and the SEC, a substantial reduction of our capital would curtail many of our capital markets revenue producing activities.

Our unsecured revolving credit facility and secured revolving credit facility include covenants requiring Piper Sandler & Co. to maintain a minimum regulatory net capital of $120 million. Our fully disclosed clearing agreement with Pershing includes a covenant requiring Piper Sandler & Co. to maintain excess net capital of $120 million.

At December 31, 2024, Piper Sandler Ltd., our broker dealer subsidiary registered in the U.K., was subject to, and was in compliance with, the capital requirements of the Prudential Regulation Authority and the Financial Conduct Authority pursuant to the Financial Services Act of 2012.

Piper Sandler Hong Kong Limited is licensed by the Hong Kong Securities and Futures Commission, which is subject to the liquid capital requirements of the Securities and Futures (Financial Resources) Rule promulgated under the Securities and Futures Ordinance. At December 31, 2024, Piper Sandler Hong Kong Limited was in compliance with the liquid capital requirements of the Hong Kong Securities and Futures Commission.

Aviditi Capital Advisors Europe GmbH, a European subsidiary, is authorized and regulated by the Federal Financial Supervisory Authority ("BaFin") as a tied agent of AHP Capital Management GmbH, a third-party financial institution.

OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business we enter into various types of off-balance sheet arrangements. The following table summarizes the notional contract value of our off-balance sheet arrangements for the periods presented:

(Amounts in thousands)	Expiration Per Period						Total Contractual Amount	
	2025	2026	2027	2028 - 2029	2030 - 2031	Later	December 31, 2024	December 31, 2023
Customer matched-book derivative contracts (1) (2)	$ 70,000	$ —	$ 3,761	$ 23,492	$ —	$ 296,607	$ 393,860	$ 1,356,924
Trading securities derivative contracts (2)	166,333	—	—	5,000	—	—	171,333	196,250
Investment commitments (3)	—	—	—	—	—	—	72,688	95,142

(1) We have three counterparties (contractual amount of $75.7 million at December 31, 2024) who are not required to post collateral. The uncollateralized amounts, representing the fair value of the derivative contracts, expose us to the credit risk of these counterparties. At December 31, 2024, we had $4.4 million of credit exposure with these counterparties, including $3.8 million of credit exposure with one counterparty.

(2) We believe the fair value of these derivative contracts is a more relevant measure of the obligations because we believe the notional or contract amount overstates the expected payout. At December 31, 2024 and 2023, the net fair value of these derivative contracts approximated $3.3 million and $6.9 million, respectively.

(3) The investment commitments have no specified call dates. The timing of capital calls is based on market conditions and investment opportunities.

Derivatives

Derivatives' notional or contract amounts are not reflected as assets or liabilities on our consolidated statements of financial condition. Rather, the fair value of the derivative transactions are reported on the consolidated statements of financial condition as assets or liabilities in financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, as applicable.

At December 31, 2024, the total contractual amount of our customer matched-book derivative contracts was $393.9 million, a decrease of $963.1 million from December 31, 2023, as a result of no longer intermediating certain derivative contracts. For further discussion of our activities related to derivative products, see Note 7 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K.

Investment Commitments

We have investments, including those made as part of our alternative asset management activities, in limited partnerships or limited liability companies that make direct or indirect equity or debt investments in companies. We commit capital and/or act as the managing partner of these entities. We have committed capital of $72.7 million to certain entities and these commitments generally have no specified call dates. For additional information on our activities related to these types of entities, see Note 9 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K.

RISK MANAGEMENT

Risk is an inherent part of our business. The principal risks we face in operating our business include: strategic risk, market risk, liquidity risk, credit risk, operational risk, human capital risk, and legal and regulatory risk. The extent to which we properly identify and effectively manage each of these risks is critical to our financial condition and profitability. We have a formal risk management process to identify, assess and monitor each risk and mitigating controls in accordance with defined policies and procedures. The risk management functions are independent of our business lines. Our management takes an active role in the risk management process, and the results are reported to senior management and the board of directors.

The audit committee of the board of directors oversees management's processes for identifying and evaluating our major risks, and the policies, procedures and practices employed by management to govern its risk assessment and risk management processes. The nominating and governance committee of the board of directors oversees the board of directors' committee structures and functions as they relate to the various committees' responsibilities with respect to oversight of our major risk exposures. With respect to these major risk exposures, the audit committee is responsible for overseeing management's monitoring and control of our major risk exposures relating to market risk, credit risk, liquidity risk, legal and regulatory risk, operational risk (including cybersecurity, as further described in Part I, Item 1C of this Form 10-K), and human capital risk relating to misconduct, fraud, and legal and compliance matters. Our compensation committee is responsible for overseeing management's monitoring and control of our major risk exposures relating to compensation, organizational structure, and succession. Our board of directors is responsible for overseeing management's monitoring and control of our major risk exposures related to our corporate strategy. Our Chief Executive Officer and Chief Financial Officer meet with the audit committee on a quarterly basis to discuss our market, liquidity, and legal and regulatory risks, and provide updates to the board of directors, audit committee, and compensation committee concerning the other major risk exposures on a regular basis.

We use internal committees to assist in governing risk and ensure that our business activities are properly assessed, monitored and managed. Our executive financial risk committee manages our market, liquidity and credit risks; oversees risk management practices related to these risks, including defining acceptable risk tolerances and approving risk management policies; and responds to market changes in a dynamic manner. Membership is comprised of senior leadership, including our Chief Executive Officer, President, Chief Financial Officer, Treasurer, Head of Market and Credit Risk, and Head of Fixed Income Trading and Risk. Other committees that help evaluate and monitor risk include underwriting, leadership team and operating committees. These committees help manage risk by ensuring that business activities are properly managed and within a defined scope of activity. Our valuation committees, comprised of members of senior management and risk management, provide oversight and overall responsibility for the internal control processes and procedures related to fair value measurements. Additionally, our operational risk committees address and monitor risk related to information systems and security, legal, regulatory and compliance matters, and third parties such as vendors and service providers.

With respect to market risk and credit risk, the cornerstone of our risk management process is daily communication among traders, trading department management and senior management concerning our inventory positions and overall risk profile. Our risk management functions supplement this communication process by providing their independent perspectives on our market and credit risk profile on a daily basis. The broader objectives of our risk management functions are to understand the risk profile of each trading area, to consolidate risk monitoring company-wide, to assist in implementing effective hedging strategies, to articulate large trading or position risks to senior management, and to ensure accurate fair values of our financial instruments.

Risk management techniques, processes and strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, and any risk management failures could expose us to material unanticipated losses.

Strategic Risk

Strategic risk represents the risk associated with executive management failing to develop and execute on the appropriate strategic vision which demonstrates a commitment to our culture, leverages our core competencies, appropriately responds to external factors in the marketplace, and is in the best interests of our clients, employees and shareholders.

Our leadership team is responsible for managing our strategic risks. The board of directors oversees the leadership team in setting and executing our strategic plan.

Market Risk

Market risk represents the risk of losses, or financial volatility, that may result from the change in value of a financial instrument due to fluctuations in its market price. Our exposure to market risk is directly related to our role as a financial intermediary for our clients and to our market-making activities. The scope of our market risk management policies and procedures includes all market-sensitive cash and derivative financial instruments.

Our different types of market risk include:

Interest Rate Risk

Interest rate risk represents the potential volatility from changes in market interest rates. We are exposed to interest rate risk arising from changes in the level and volatility of interest rates, changes in the slope of the yield curve, changes in credit spreads, and the rate of prepayments on our interest-earning assets (e.g., inventories) and our funding sources (e.g., short-term financing) which finance these assets. Interest rate risk is managed by selling short U.S. government securities, agency securities, corporate debt securities and derivative contracts. See Note 7 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K for additional information on our derivative contracts. Our interest rate hedging strategies may not work in all market environments and as a result may not be effective in mitigating interest rate risk. Also, we establish limits on our long fixed income securities inventory, monitor these limits on a daily basis and manage within those limits. Our limits include but are not limited to the following: position and concentration size, dollar duration (i.e., DV01), credit quality and aging.

We estimate that a parallel 50 basis point adverse change in the market would result in a decrease of approximately $0.4 million in the carrying value of our fixed income securities inventory as of December 31, 2024, including the effect of the hedging transactions.

We also measure and monitor the aging and turnover of our long fixed income securities inventory. Turnover is evaluated based on a five-day average by category of security. The vast majority of our fixed income securities inventory generally turns over within three weeks.

In addition to the measures discussed above, we monitor and manage market risk exposure through evaluation of spread DV01 and the MMD basis risk for municipal securities to movements in U.S. treasury securities. All metrics are aggregated by asset concentration and are used for monitoring limits and exception approvals. In times of market volatility, we may also perform ad hoc stress tests and scenario analysis as market conditions dictate.

Equity Price Risk

Equity price risk represents the potential loss in value due to adverse changes in the level or volatility of equity prices. We are exposed to equity price risk through our trading activities primarily in the U.S. market. We attempt to reduce the risk of loss inherent in our market-making and in our inventory of equity securities by establishing limits on our long inventory, monitoring these limits on a daily basis, and by managing net position levels within those limits.

Foreign Exchange Risk

Foreign exchange risk represents the potential volatility to earnings or capital arising from movement in foreign exchange rates. A modest portion of our business is conducted in currencies other than the U.S. dollar, and changes in foreign exchange rates relative to the U.S. dollar can therefore affect the value of non-U.S. dollar net assets, revenues and expenses.

Liquidity Risk

Liquidity risk is the risk that we are unable to timely access necessary funding sources in order to operate our business, as well as the risk that we are unable to timely divest securities that we hold in connection with our market-making and sales and trading activities. We are exposed to liquidity risk in our day-to-day funding activities, by holding potentially illiquid inventory positions and in our role as a remarketing agent for variable rate demand notes.

Our inventory positions subject us to potential financial losses from the reduction in value of illiquid positions. Market risk can be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities or at normal bid-offer spreads. Depending on the specific security, the structure of the financial product, or overall market conditions, we may be forced to hold a security for substantially longer than we had planned or forced to liquidate into a challenging market if funding becomes unavailable.

See the section entitled "Liquidity, Funding and Capital Resources" for information regarding our liquidity and how we manage liquidity risk.

Credit Risk

Credit risk refers to the potential for loss due to the default or deterioration in credit quality of a counterparty, customer, borrower or issuer of securities we hold in our trading inventory. The nature and amount of credit risk depends on the type of transaction, the structure and duration of that transaction and the parties involved. Credit risk also results from an obligor's failure to meet the terms of any contract with us or otherwise fail to perform as agreed. This may be reflected through issues such as settlement obligations or payment collections.

A key tenet of our risk management procedures related to credit risk is the daily monitoring of the credit quality of our long fixed income securities inventory. These rating trends and the credit quality mix are regularly reviewed with the executive financial risk committee. The following table summarizes the credit rating for our long corporate fixed income securities, taxable and tax-exempt municipal securities, and U.S. government and agency securities as a percentage of the total of these asset classes as of December 31, 2024:

	AAA	AA	A	BBB	BB	Not Rated
Corporate fixed income securities	— %	— %	— %	— %	— %	— %
Taxable and tax-exempt municipal securities	16.5	43.4	16.2	1.3	—	2.4
U.S. government and agency securities	—	18.6	1.6	—	—	—
	16.5 %	62.0 %	17.8 %	1.3 %	— %	2.4 %

Corporate fixed income securities represent less than 0.1 percent of the total of the asset classes above as of December 31, 2024. Convertible and preferred securities are excluded from the table above as they are typically unrated.

Our different types of credit risk include:

Credit Spread Risk

Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality (e.g., the additional yield that a debt instrument issued by a AA-rated entity must produce over a risk-free alternative). Changes in credit spreads result from potential changes in an issuer's credit rating or the market's perception of the issuer's creditworthiness. We are exposed to credit spread risk with the debt instruments held in our trading inventory. We enter into transactions to hedge our exposure to credit spread risk with derivatives and certain other financial instruments. These hedging strategies may not work in all market environments and as a result may not be effective in mitigating credit spread risk.

Deterioration/Default Risk

Deterioration/default risk represents the risk due to an issuer, counterparty or borrower failing to fulfill its obligations. We are exposed to deterioration/default risk in our role as a trading counterparty to dealers and customers, as a holder of securities, and as a member of exchanges. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. We mitigate this risk by establishing and monitoring individual and aggregate position limits for each counterparty relative to potential levels of activity, holding and marking to market collateral on certain transactions. Our risk management functions also evaluate the potential risk associated with institutional counterparties with whom we hold derivatives, TBAs and other documented institutional counterparty agreements that may give rise to credit exposure.

Collections Risk

Collections risk arises from ineffective management and monitoring of collecting outstanding debts and obligations, including those related to our customer trading activities. Our client activities involve the execution, settlement and financing of various transactions. Client activities are transacted on a delivery versus payment, cash or margin basis. Our credit exposure to institutional client business is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks. Our risk management functions have credit risk policies establishing appropriate credit limits and collateralization thresholds for our customers and counterparties.

Concentration Risk

Concentration risk is the risk due to concentrated exposure to a particular product; individual issuer, borrower or counterparty; financial instrument; or geographic area. We are subject to concentration risk if we hold large individual securities positions, execute large transactions with individual counterparties or groups of related counterparties, or make substantial underwriting commitments. Potential concentration risk is monitored through review of counterparties and borrowers and is managed using policies and limits established by senior management.

Within our customer matched-book derivative portfolio, we have concentrated counterparty credit exposure with three non-publicly rated entities totaling $4.4 million at December 31, 2024. This counterparty credit exposure relates to our public finance business and consists primarily of interest rate swaps. One derivative counterparty represented 86.1 percent, or $3.8 million, of this exposure. Credit exposure associated with our derivative counterparties is driven by uncollateralized market movements in the fair value of the interest rate swap contracts and is monitored regularly by our financial risk committee. We attempt to minimize the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically by senior management.

Operational Risk

Operational risk is the risk of loss, or damage to our reputation, resulting from inadequate or failed processes, people and systems or from external events. We rely on the ability of our employees and our systems, both internal and at computer centers operated by third parties, to process a large number of transactions. Our systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control. In the event of a breakdown or improper operation of our systems or improper action by our employees or third-party vendors, we could suffer financial loss, a disruption of our businesses, regulatory sanctions and damage to our reputation. We also face the risk of operational failure or termination of our relationship with any of the exchanges, fully disclosed clearing firms, or other financial intermediaries we use to facilitate our securities transactions. Any such failure or termination could adversely affect our ability to effect transactions and manage our exposure to risk.

Our operations rely on secure processing, storage and transmission of confidential and other information in our internal and outsourced computer systems and networks. Our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, internal misconduct or inadvertent errors and other events that could have an information security impact. The occurrence of one or more of these events could jeopardize our or our clients' or counterparties' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations. We take protective measures and endeavor to modify them as circumstances warrant. A further discussion of our procedures for cybersecurity risk management is included in Part I, Item 1C of this Form 10-K.

In order to mitigate and control operational risk, we have developed and continue to enhance policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout the organization. Important aspects of these policies and procedures include segregation of duties, management oversight, internal control over financial reporting and independent risk management activities within such functions as Risk Management, Compliance, Operations, Internal Audit, Treasury, Finance, Information Technology and Legal. Internal Audit oversees, monitors, evaluates, analyzes and reports on operational risk across the firm. We also have business continuity plans in place that we believe will cover critical processes on a company-wide basis, and redundancies are built into our systems as we have deemed appropriate. These control mechanisms attempt to ensure that operational policies and procedures are being followed and that our various businesses are operating within established corporate policies and limits.

We operate under a fully disclosed clearing model for all of our securities inventories with the exception of convertible securities, and for all of our client clearing activities. In a fully disclosed clearing model, we act as an introducing broker for client transactions and rely on Pershing, our clearing broker dealer, to facilitate clearance and settlement of our clients' securities transactions. The clearing services provided by Pershing are critical to our business operations, and similar to other services performed by third-party vendors, any failure by Pershing with respect to the services we rely upon Pershing to provide could cause financial loss, significantly disrupt our business, damage our reputation, and adversely affect our ability to serve our clients and manage our exposure to risk.

Human Capital Risk

Our business is a human capital business and our success is dependent upon the skills, expertise and performance of our employees. Human capital risks represent the risks posed if we fail to attract and retain qualified individuals who are motivated to serve the best interests of our clients, thereby serving the best interests of our company. Attracting and retaining employees depends, among other things, on our company's culture, management, work environment, geographic locations and compensation. There are risks associated with the proper recruitment, development and rewards of our employees to ensure quality performance and retention.

Legal and Regulatory Risk

Legal and regulatory risk includes the risk of non-compliance with applicable legal and regulatory requirements and loss to our reputation we may suffer as a result of failure to comply with laws, regulations, rules, related self-regulatory organization standards and codes of conduct applicable to our business activities. We are generally subject to extensive regulation in the various jurisdictions in which we conduct our business. We have established procedures that are reasonably designed to achieve compliance with applicable statutory and regulatory requirements, such as public company reporting obligations, regulatory net capital requirements, sales and trading practices, potential conflicts of interest, anti-money laundering, privacy, and financial and electronic recordkeeping. We have also established procedures that are reasonably designed to achieve compliance with our policies relating to ethics and business conduct. The legal and regulatory focus on the financial services industry presents a continuing business challenge for us.

Our business also subjects us to the complex income tax laws of the jurisdictions in which we have business operations, and these tax laws may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. We must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes.

EFFECTS OF INFLATION

Because our assets are liquid and generally short-term in nature, they are not significantly affected by inflation. However, the rate of inflation affects our expenses, such as employee compensation, office space occupancy costs, communications charges and travel costs, which may not be readily recoverable in the price of services we offer to our clients. To the extent inflation results in rising interest rates and has adverse effects upon the securities markets, it may adversely affect our financial position and results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information under the caption "Risk Management" in Part II, Item 7 of this Form 10-K entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations," is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework). Based on its assessment and those criteria, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2024.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements of Piper Sandler Companies included in this Annual Report on Form 10-K, has issued an attestation report on internal control over financial reporting as of December 31, 2024. Their report, which expresses an unqualified opinion on the effectiveness of Piper Sandler Companies' internal control over financial reporting as of December 31, 2024, is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Piper Sandler Companies

Opinion on Internal Control Over Financial Reporting

We have audited Piper Sandler Companies' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Piper Sandler Companies (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 27, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Piper Sandler Companies

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Piper Sandler Companies (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Investments at Fair Value

Description of the Matter

At December 31, 2024, the Company's investments at fair value totaled $267.3 million, primarily consisting of investments in private companies. These investments are held in consolidated alternative asset management funds, which include $187.6 million of noncontrolling interests attributable to unrelated third-party ownership. Of the total investments at fair value, $177.0 million are categorized as Level III within the fair value hierarchy. As described in Notes 2 and 6 of the consolidated financial statements, management determines the fair values of these investments internally using the best information available. These investments in private companies are valued based on an assessment of each underlying security, considering rounds of financing, the financial condition and operating results of the private company, third party transactions and market-based information, including comparable company transactions, trading multiples (e.g., multiples of revenue and earnings before interest, taxes, depreciation and amortization (EBITDA)), discounted cash flow analyses and changes in market outlook, among other factors.

Auditing the fair value of the Company's investments related to its alternative asset management funds was complex, as the inputs and assumptions used by the Company are highly judgmental and could have a significant effect on the fair value measurements of such investments.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's investment valuation process. This included controls over management's assessment of the valuation methodologies, the inputs and assumptions used in determining fair value measurements, and the valuation committees' reviews of investment valuations on a quarterly basis.

To test the valuation of the Company's investments related to its alternative asset management funds, our procedures included, among others, involving internal valuation specialists to assist in our evaluation of the Company's valuation methodologies, testing the significant inputs and assumptions used by the Company in determining the fair values, and testing the mathematical accuracy of the Company's valuation calculations. For example, we agreed model inputs to source information including capital structure, investee-provided financial information or projections, and publicly available information on comparable transactions (e.g., transaction multiples). We assessed the issuer's financial projections by comparing them to historical performance, obtaining an understanding of key events impacting the issuer and performing sensitivity analyses as needed to evaluate the impact to fair value that would result from changes in these projections. To the extent available, we evaluated subsequent events and other information and considered whether it corroborated or contradicted the Company's year-end valuations.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2003.

Minneapolis, Minnesota
February 27, 2025

Piper Sandler Companies
Consolidated Statements of Financial Condition

(Amounts in thousands, except share data)		December 31, 2024		December 31, 2023
Assets				
Cash and cash equivalents	$	482,834	$	383,098
Receivables from brokers, dealers and clearing organizations		174,491		212,004
Financial instruments and other inventory positions owned:				
Financial instruments and other inventory positions owned		351,178		341,780
Financial instruments and other inventory positions owned and pledged as collateral		74,550		92,777
Total financial instruments and other inventory positions owned		425,728		434,557
Investments (including noncontrolling interests of $187,624 and $211,096, respectively)		281,962		298,048
Fixed assets (net of accumulated depreciation and amortization of $106,944 and $91,378, respectively)		59,400		60,770
Right-of-use lease assets		66,618		69,387
Goodwill		312,024		301,760
Intangible assets (net of accumulated amortization of $160,775 and $150,487, respectively)		107,504		116,197
Net deferred income tax assets		161,583		179,207
Other assets		183,792		85,955
Total assets	$	**2,255,936**	$	**2,140,983**
Liabilities and Shareholders' Equity				
Short-term financing	$	10,000	$	30,000
Payables to brokers, dealers and clearing organizations		5,862		979
Financial instruments and other inventory positions sold, but not yet purchased		76,982		148,980
Accrued compensation		563,088		486,145
Accrued lease liabilities		88,819		93,727
Other liabilities and accrued expenses		95,412		81,679
Total liabilities		840,163		841,510
Shareholders' equity:				
Common stock, $0.01 par value:				
Shares authorized: 100,000,000;				
Shares issued: 19,557,804 and 19,553,101, respectively;				
Shares outstanding: 16,111,723 and 15,200,149, respectively		195		195
Additional paid-in capital		981,724		988,136
Retained earnings		561,746		454,358
Less: Common stock held in treasury, at cost: 3,446,081 shares and 4,352,952 shares, respectively		(314,656)		(356,297)
Accumulated other comprehensive loss		(1,179)		(894)
Total common shareholders' equity		1,227,830		1,085,498
Noncontrolling interests		187,943		213,975
Total shareholders' equity		1,415,773		1,299,473
Total liabilities and shareholders' equity	$	**2,255,936**	$	**2,140,983**

See Notes to the Consolidated Financial Statements

Piper Sandler Companies
Consolidated Statements of Operations

(Amounts in thousands, except per share data)	Year Ended December 31,		
	2024	**2023**	**2022**
Revenues			
Investment banking	$ 1,105,135	$ 923,812	$ 1,009,509
Institutional brokerage	401,442	377,539	405,267
Interest income	32,908	26,723	20,365
Investment income/(loss)	(7,890)	30,039	(23)
Total revenues	1,531,595	1,358,113	1,435,118
Interest expense	5,681	10,146	9,480
Net revenues	1,525,914	1,347,967	1,425,638
Non-interest expenses			
Compensation and benefits	1,004,173	897,034	983,524
Outside services	55,756	51,754	53,189
Occupancy and equipment	66,530	64,356	64,252
Communications	54,917	52,718	50,565
Marketing and business development	42,239	37,734	42,849
Deal-related expenses	30,491	28,189	31,874
Trade execution and clearance	19,836	19,972	20,185
Restructuring and integration costs	2,586	7,749	11,440
Intangible asset amortization	10,288	19,440	15,375
Other operating expenses	20,686	46,435	18,016
Total non-interest expenses	1,307,502	1,225,381	1,291,269
Income before income tax expense	218,412	122,586	134,369
Income tax expense	60,972	23,613	33,189
Net income	157,440	98,973	101,180
Net income/(loss) attributable to noncontrolling interests	(23,674)	13,482	(9,494)
Net income attributable to Piper Sandler Companies	$ 181,114	$ 85,491	$ 110,674
Earnings per common share			
Basic	$ 11.44	$ 5.72	$ 7.92
Diluted	$ 10.24	$ 4.96	$ 6.52
Dividends declared per common share	$ 3.50	$ 3.65	$ 6.90
Weighted average number of common shares outstanding			
Basic	15,838	14,958	13,982
Diluted	17,695	17,224	16,965

See Notes to the Consolidated Financial Statements

Piper Sandler Companies
Consolidated Statements of Comprehensive Income

(Amounts in thousands)		Year Ended December 31,				
		2024		2023		2022
Net income	$	157,440	$	98,973	$	101,180
Other comprehensive income/(loss), net of tax — Foreign currency translation adjustment		(285)		1,605		(1,535)
Comprehensive income		157,155		100,578		99,645
Comprehensive income/(loss) attributable to noncontrolling interests		(23,674)		13,482		(9,494)
Comprehensive income attributable to Piper Sandler Companies	$	180,829	$	87,096	$	109,139

See Notes to the Consolidated Financial Statements

Piper Sandler Companies
Consolidated Statements of Changes in Shareholders' Equity

(Amounts in thousands, except share amounts)	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Common Shareholders' Equity	Noncontrolling Interests	Total Shareholders' Equity
Balance at December 31, 2021	**14,129,519**	**$ 195**	**$ 925,387**	**$ 450,165**	**$(312,573)**	**$ (964)**	**$ 1,062,210**	**$ 164,645**	**$ 1,226,855**
Net income/(loss)	—	—	—	110,674	—	—	110,674	(9,494)	101,180
Dividends	—	—	—	(107,528)	—	—	(107,528)	—	(107,528)
Amortization/issuance of restricted stock (1)	—	—	176,645	—	—	—	176,645	—	176,645
Repurchase of common stock through share repurchase program	(1,245,221)	—	—	—	(161,811)	—	(161,811)	—	(161,811)
Issuance of treasury shares for restricted stock vestings	953,293	—	(58,254)	—	58,254	—	—	—	—
Repurchase of common stock from employees	(172,156)	—	—	—	(25,523)	—	(25,523)	—	(25,523)
Shares reserved/issued for director compensation	7,629	—	941	—	—	—	941	—	941
Other comprehensive loss	—	—	—	—	—	(1,535)	(1,535)	—	(1,535)
Fund capital contributions, net	—	—	—	—	—	—	—	44,804	44,804
Balance at December 31, 2022	**13,673,064**	**$ 195**	**$1,044,719**	**$ 453,311**	**$(441,653)**	**$ (2,499)**	**$ 1,054,073**	**$ 199,955**	**$ 1,254,028**
Net income	—	—	—	85,491	—	—	85,491	13,482	98,973
Dividends	—	—	—	(84,444)	—	—	(84,444)	—	(84,444)
Amortization/issuance of restricted stock (1)	—	—	98,285	—	—	—	98,285	—	98,285
Issuance of treasury shares for restricted stock vestings	2,013,046	—	(156,036)	—	156,036	—	—	—	—
Repurchase of common stock from employees	(494,555)	—	—	—	(70,680)	—	(70,680)	—	(70,680)
Shares reserved/issued for director compensation	8,594	—	1,168	—	—	—	1,168	—	1,168
Other comprehensive income	—	—	—	—	—	1,605	1,605	—	1,605
Fund capital contributions, net	—	—	—	—	—	—	—	538	538
Balance at December 31, 2023	**15,200,149**	**$ 195**	**$ 988,136**	**$ 454,358**	**$(356,297)**	**$ (894)**	**$ 1,085,498**	**$ 213,975**	**$ 1,299,473**
Net income/(loss)	—	—	—	181,114	—	—	181,114	(23,674)	157,440
Dividends	—	—	—	(73,726)	—	—	(73,726)	—	(73,726)
Amortization/issuance of restricted stock (1)	—	—	93,801	—	—	—	93,801	—	93,801
Issuance of treasury shares for options exercised	8,000	—	75	—	717	—	792	—	792
Issuance of treasury shares for restricted stock vestings	1,224,008	—	(105,384)	—	105,384	—	—	—	—
Issuance of treasury shares for acquisitions	21,835	—	4,016	—	1,966	—	5,982	—	5,982
Repurchase of common stock from employees	(346,972)	—	—	—	(66,426)	—	(66,426)	—	(66,426)
Shares reserved/issued for director compensation	4,703	—	1,080	—	—	—	1,080	—	1,080
Other comprehensive loss	—	—	—	—	—	(285)	(285)	—	(285)
Fund capital distributions, net	—	—	—	—	—	—	—	(2,358)	(2,358)
Balance at December 31, 2024	**16,111,723**	**$ 195**	**$ 981,724**	**$ 561,746**	**$(314,656)**	**$ (1,179)**	**$ 1,227,830**	**$ 187,943**	**$ 1,415,773**

(1) Includes amortization of restricted stock issued in conjunction with the Company's acquisitions.

See Notes to the Consolidated Financial Statements

Piper Sandler Companies
Consolidated Statements of Cash Flows

(Amounts in thousands)	Year Ended December 31,		
	2024	**2023**	**2022**
Operating Activities			
Net income	$ 157,440	$ 98,973	$ 101,180
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:			
Depreciation and amortization of fixed assets	16,783	17,932	15,639
Deferred income taxes	17,624	11,426	(32,802)
Stock-based compensation	103,363	93,768	131,203
Amortization of intangible assets	10,288	19,440	15,375
Amortization of forgivable loans	16,635	10,816	9,322
Decrease/(increase) in operating assets:			
Receivables from brokers, dealers and clearing organizations	37,513	88,459	(43,392)
Net financial instruments and other inventory positions owned	(63,169)	(6,434)	(58,859)
Investments	16,086	(12,322)	(33,681)
Other assets	(66,171)	28,756	(5,216)
Increase/(decrease) in operating liabilities:			
Payables to brokers, dealers and clearing organizations	4,883	(3,643)	(8,625)
Accrued compensation	56,604	(74,689)	(296,369)
Other liabilities and accrued expenses	5,376	3,147	(18,682)
Net cash provided by/(used in) operating activities	313,255	275,629	(224,907)
Investing Activities			
Business acquisitions, net of cash acquired	(16,268)	—	(96,504)
Purchases of fixed assets, net	(15,498)	(10,051)	(30,600)
Net cash used in investing activities	(31,766)	(10,051)	(127,104)
Financing Activities			
Net change in short-term financing	(37,342)	30,000	—
Repayment of long-term financing	—	(125,000)	—
Payment of contingent consideration	(1,550)	—	—
Payment of cash dividends	(73,726)	(84,444)	(107,528)
Increase/(decrease) in noncontrolling interests	(2,358)	538	44,804
Repurchase of common stock	(66,426)	(70,680)	(187,334)
Proceeds from stock option exercises	792	—	—
Net cash used in financing activities	(180,610)	(249,586)	(250,058)
Currency adjustment:			
Effect of exchange rate changes on cash	(1,143)	1,482	(3,272)
Net increase/(decrease) in cash and cash equivalents	99,736	17,474	(605,341)
Cash and cash equivalents at beginning of year	383,098	365,624	970,965
Cash and cash equivalents at end of year	$ 482,834	$ 383,098	$ 365,624
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest	$ 5,691	$ 10,163	$ 9,481
Income taxes	$ 10,907	$ 19,446	$ 85,428

See Notes to the Consolidated Financial Statements

Piper Sandler Companies
Notes to the Consolidated Financial Statements

Index

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

NOTE 1 | ORGANIZATION AND BASIS OF PRESENTATION

Organization

Piper Sandler Companies is the parent company of Piper Sandler & Co., a securities broker dealer and investment banking firm; Piper Sandler Ltd., a firm providing securities brokerage and mergers and acquisitions services in the United Kingdom ("U.K."); Piper Sandler Investment Group Inc., PSC Capital Management LLC, PSC Capital Management II LLC and PSC Capital Management III LLC, entities providing alternative asset management services; Piper Sandler Hedging Services, LLC, an entity that assists clients with hedging strategies; Piper Sandler Financial Products II Inc., an entity that facilitates derivative transactions; and other immaterial subsidiaries.

Piper Sandler Companies and its subsidiaries (collectively, the "Company") operate in one reporting segment providing investment banking services and institutional sales, trading and research services. Investment banking services include financial advisory services, management of and participation in underwritings, and municipal financing activities. Revenues are generated through the receipt of advisory and financing fees. Institutional sales, trading and research services focus on the trading of equity and fixed income products with institutions, corporations, government and non-profit entities. Revenues are generated through commissions and sales credits earned on equity and fixed income institutional sales activities, net interest revenues on trading securities held in inventory, profits and losses from trading these securities, and fees for research services and corporate access offerings. Also, the Company has created alternative asset management funds in merchant banking and healthcare in order to invest firm capital and to manage capital from outside investors. The Company records gains and losses from investments in these funds and receives management and performance fees.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of Piper Sandler Companies, its wholly owned subsidiaries, and all other entities in which the Company has a controlling financial interest. Noncontrolling interests represent equity interests in consolidated entities that are not attributable, either directly or indirectly, to Piper Sandler Companies. Noncontrolling interests include the minority equity holders' proportionate share of the equity in the Company's alternative asset management funds. All material intercompany balances have been eliminated.

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates and assumptions are based on the best information available, actual results could differ from those estimates.

NOTE 2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a variable interest entity ("VIE") or a voting interest entity.

VIEs are entities in which (i) the total equity investment at risk is not sufficient to enable the entity to finance its activities independently or (ii) the at-risk equity holders do not have the normal characteristics of a controlling financial interest. A controlling financial interest in a VIE is present when an enterprise has one or more variable interests that have both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise with a controlling financial interest is the primary beneficiary and consolidates the VIE.

Voting interest entities lack one or more of the characteristics of a VIE. The usual condition for a controlling financial interest is ownership of a majority voting interest for a corporation or a majority of kick-out or participating rights for a limited partnership.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies, the Company's investment is accounted for under the equity method of accounting. If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value, if the fair value option was elected, or at cost.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of origination.

Fair Value of Financial Instruments

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased on the consolidated statements of financial condition consist of financial instruments (including securities with extended settlements and derivative contracts) recorded at fair value. Unrealized gains and losses related to these financial instruments are reflected on the consolidated statements of operations. Securities (both long and short), including securities with extended settlements, are recognized on a trade-date basis. Additionally, the Company's investments on the consolidated statements of financial condition are principally recorded at fair value.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 820, "Fair Value Measurement," ("ASC 820") defines fair value as the amount at which an instrument could be exchanged in an orderly transaction between market participants at the measurement date (i.e., the exit price). ASC 820 establishes a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect management's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level I – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value has been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III – Instruments that have little to no pricing observability as of the report date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

Based on the nature of the Company's business and its role as a "dealer" in the securities industry or as a manager of alternative asset management funds, the fair values of its financial instruments are determined internally. When available, the Company values financial instruments at observable market prices, observable market parameters, or broker or dealer prices (i.e., bid and ask prices). In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of the Company's financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, is based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment. Results from valuation models and other techniques in one period may not be indicative of future period fair value measurement.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that it holds would not be large enough to affect the quoted price of the securities if the Company sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.

Investments

The Company's investments include equity investments in private companies and partnerships, as well as mutual funds related to deferred compensation plans. Equity investments in private companies and mutual funds related to deferred compensation plans are accounted for at fair value. Investments in partnerships are accounted for under the equity method, which is generally the net asset value.

Fixed Assets

Fixed assets include furniture and equipment, software, and leasehold improvements. Furniture and equipment and software are depreciated using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over 15 years or the life of the lease, whichever is shorter.

Leases

A lease is a contract, or part of a contract, that conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company leases its corporate headquarters and other offices under various non-cancelable leases, all of which are operating leases. In addition to rent, the leases require payment of real estate taxes, insurance and common area maintenance. Some of the leases contain renewal and/or termination options, escalation clauses, rent-free holidays and operating cost adjustments. The original terms of the Company's lease agreements generally range up to 12 years.

The Company recognizes a right-of-use ("ROU") lease asset and lease liability on the consolidated statements of financial condition for all leases with a term greater than 12 months. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining lease payments due over the lease term. The ROU lease asset, which represents the right to use the underlying asset during the lease term, is measured based on the carrying value of the lease liability, adjusted for other items, such as lease incentives and uneven rent payments.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment. In calculating its discount rates, the Company takes into consideration financing arrangements that are on a secured (i.e., collateralized) basis, as well as market interest rates and spreads, other reference points, and the respective tenors of the Company's designated lease term ranges. The Company applies the portfolio approach in determining the discount rates for its leases.

For leases that contain escalation clauses or rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent expense and amounts paid under the leases as part of the amortization of the ROU lease asset.

Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. Lease incentives, which initially reduce the ROU lease asset, are a component of the amortization of the ROU lease asset.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

Rent expense for leases with a term of 12 months or less is recorded on a straight-line basis over the lease term in the consolidated statements of operations.

Goodwill and Intangible Assets

Goodwill represents the fair value of the consideration transferred in excess of the fair value of identifiable net assets at the acquisition date. The Company tests goodwill and indefinite-lived intangible assets for impairment on an annual basis and on an interim basis when circumstances exist that could indicate possible impairment. The Company tests for impairment at the reporting unit level, which is generally one level below its operating segment. The Company has identified one reporting unit. When testing for impairment, the Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after making an assessment, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then further analysis is unnecessary. However, if the Company concludes otherwise, then the Company is required to perform a quantitative goodwill test, which requires management to make judgments in determining what assumptions to use in the calculation. The quantitative goodwill test compares the fair value of the reporting unit to its carrying value, including allocated goodwill. An impairment is recognized for the excess amount of a reporting unit's carrying value over its fair value. The estimated fair value of the reporting unit is derived based on valuation techniques that a market participant would use. The Company estimates the fair value of the reporting unit using the income approach (e.g., discounted cash flow method) and market approach (e.g., earnings and/or transaction multiples).

At December 31, 2024, intangible assets with determinable lives consisted of customer relationships that are amortized over their original estimated useful lives ranging from one to eight years. The pattern of amortization reflects the timing of the realization of the economic benefits of such intangible assets. Indefinite-lived intangible assets, which are not amortized, are evaluated for impairment annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount.

Other Assets

Other assets include receivables and prepaid expenses. Receivables primarily include installment fee receivables, fee receivables and loans made to employees, typically in connection with their recruitment. Installment fee receivables are related to the Company's private fund placement services and are generally paid in installments over a period of two to four years. Employee loans are forgiven based on continued employment and are amortized to compensation and benefits expense using the straight-line method over the respective terms of the loans, which generally range from one to five years.

The Company estimates the allowance for credit losses using relevant available information from internal and external sources relating to historical credit loss experience, current economic conditions and reasonable and supportable forecasts that could potentially affect the collectibility of the reported amounts.

Contingencies

The Company is involved in various pending and potential legal proceedings related to its business, including litigation, arbitration and regulatory proceedings. The Company establishes accruals for potential losses to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of the outcome and accrual amounts requires significant judgment on the part of the Company's management.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

Revenue Recognition

Investment Banking

Investment banking revenues, which include advisory and underwriting fees, are recorded when the performance obligation for the transaction is satisfied under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented gross of related client reimbursed deal expenses. Expenses for completed deals are reported separately in deal-related expenses on the consolidated statements of operations. Expenses related to investment banking deals not completed are recognized as non-interest expenses in their respective category on the consolidated statements of operations.

The Company's advisory fees generally consist of a nonrefundable up-front fee and a success fee. The nonrefundable fee is recorded as deferred revenue upon receipt and recognized at a point in time when the performance obligation is satisfied, or when the transaction is deemed by management to be terminated. Management's judgment is required in determining when a transaction is considered to be terminated. Certain engagements, such as restructuring advisory fees, consist of services provided on an ongoing basis, and are recognized over time as the performance obligation is satisfied. Fees related to the private fund placement services are recognized at a point in time as the performance obligation is satisfied upon the closing date of the committed capital.

The substantial majority of the Company's advisory and underwriting fees (i.e., the success-related advisory fee) is considered variable consideration and recognized when it is probable that the variable consideration will not be reversed in a future period. The variable consideration is considered to be constrained until satisfaction of the performance obligation. The Company's performance obligation is generally satisfied at a point in time upon the closing of a strategic transaction, completion of a financing or underwriting arrangement, or some other defined outcome (e.g., providing a fairness opinion). At this time, the Company has transferred control of the promised service and the customer obtains control. As these arrangements represent a single performance obligation, allocation of the transaction price is not necessary. The Company has elected to apply the following optional exemptions regarding disclosure of its remaining performance obligations: (i) the Company's performance obligation is part of a contract that has an original expected duration of one year or less and/or (ii) the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation.

Institutional Brokerage

Institutional brokerage revenues include (i) commissions received from customers for the execution of brokerage transactions in listed and over-the-counter ("OTC") equity, fixed income and convertible debt securities, which are recognized at a point in time on the trade date because the customer has obtained the rights to the underlying security provided by the trade execution service, (ii) trading gains and losses, recorded based on changes in the fair value of long and short security positions in the reporting period, and (iii) fees received by the Company for research services and corporate access offerings. The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as commission share agreements or "soft dollar" arrangements. As the Company is not acting as a principal in satisfying the performance obligation for these arrangements, expenses relating to soft dollars are netted against commission revenues and included in other liabilities and accrued expenses on the consolidated statements of financial condition.

Interest Revenue and Expense

The Company nets interest expense within net revenues to mitigate the effects of fluctuations in interest rates on the Company's consolidated statements of operations. The Company recognizes contractual interest on financial instruments owned and financial instruments sold, but not yet purchased (excluding derivative instruments) on an accrual basis as a component of interest revenue and expense. The Company recognizes contractual interest on installment fee receivables on an accrual basis as interest income. The Company accounts for interest related to its short-term and long-term financing arrangements on an accrual basis with related interest recorded as interest expense.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

Investment Income/(Loss)

Investment income/(loss) includes realized and unrealized gains and losses from the Company's investments, as well as management and performance fees generated from the Company's alternative asset management funds.

The performance obligation related to the transfer of management and investment advisory services is satisfied over time and the related management fees are recognized under the output method, which reflects the fees that the Company has a right to invoice based on the services provided during the period. Fees are defined as a percentage of committed and/or invested capital. Amounts related to remaining performance obligations are not disclosed as the Company applies the output method.

Performance fees, if earned, are recognized when it is probable that such revenue will not be reversed in a future period. Management will consider such factors as the remaining assets and residual life of the fund to conclude whether it is probable that a significant reversal of revenue will not occur in the future.

See Note 17 for revenues from contracts with customers disaggregated by major business activity.

Stock-Based Compensation

FASB Accounting Standards Codification Topic 718, "Compensation – Stock Compensation," ("ASC 718") requires all stock-based compensation to be expensed on the consolidated statements of operations based on the grant date fair value of the award. Compensation expense related to stock-based awards that do not require future service are recognized in the year in which the awards were deemed to be earned. Stock-based awards that require future service are amortized over the relevant service period. Forfeitures of awards with service conditions are accounted for when they occur. See Note 18 for additional information on the Company's accounting for stock-based compensation.

Income Taxes

The Company files a consolidated United States ("U.S.") federal income tax return, which includes all of its qualifying subsidiaries. The Company is also subject to income tax in various states and municipalities and those foreign jurisdictions in which it operates. Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance is recognized to the extent that it is more likely than not that any portion of a deferred tax asset will not be realized. Tax reserves for uncertain tax positions are recorded in accordance with FASB Accounting Standards Codification Topic 740, "Income Taxes" ("ASC 740").

Earnings Per Share ("EPS")

Basic earnings per common share is computed by dividing net income attributable to Piper Sandler Companies by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive stock options, restricted stock units and restricted shares. The Company uses the treasury stock method to calculate diluted earnings per common share. See Note 22 for additional information on the Company's calculation of EPS.

Foreign Currency Translation

The Company consolidates foreign subsidiaries which have designated their local currency as their functional currency. Assets and liabilities of these foreign subsidiaries are translated at period-end rates of exchange. The gains or losses resulting from translating foreign currency financial statements are included in other comprehensive income/(loss). Gains or losses resulting from foreign currency transactions are included in net income.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

NOTE 3 | RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of New Applicable Accounting Standards

Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-07, "Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). This guidance improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 became effective for the Company's 2024 Form 10-K. See Note 17 for the applicable financial statement disclosures.

Future Adoption of New Applicable Accounting Standards

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09"). This guidance enhances the annual income tax disclosure requirements by requiring disaggregated information related to the effective tax rate reconciliation and income taxes paid, as well as other disclosure requirements. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently assessing the impact of ASU 2023-09 on its financial statement disclosures.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, "Disaggregation of Income Statement Expenses" ("ASU 2024-03"). This guidance enhances the disclosure of income statement expenses by requiring disaggregated information about certain income statement expense line items. ASU 2024-03 is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact of ASU 2024-03 on its financial statement disclosures.

NOTE 4 | ACQUISITIONS

The following acquisitions were accounted for pursuant to FASB Accounting Standards Codification Topic 805, "Business Combinations." Accordingly, the purchase price of each acquisition was allocated to the acquired assets and liabilities assumed based on their estimated fair values as of the respective acquisition dates. The excess of the purchase price over the net assets acquired was allocated between goodwill and intangible assets. The fair value of the equity consideration and retention-related restricted stock was determined using the market price of the Company's common stock on the date of the respective acquisition.

2024 Acquisition

Aviditi Capital Advisors, LLC ("Aviditi Advisors")

On August 23, 2024, the Company completed the acquisition of Aviditi Advisors, an alternative investment bank providing full lifecycle services to financial sponsors, global alternative investment managers and limited partner investors. The acquisition adds private capital advisory capabilities to the platform.

The economic value on the acquisition date was $70 million, which consisted of cash consideration, equity consideration, contingent consideration and contingently returnable consideration, as well as various compensation obligations, as described below.

The equity consideration of $6.0 million consisted of 21,835 shares, which vested immediately and were not subject to service requirements. The contingently returnable consideration of $4.1 million represents the fair value of consideration that is contingently returnable to the Company if certain revenue thresholds are not achieved during the performance period ended December 31, 2024. The equity consideration and contingently returnable consideration were included in the purchase price in addition to the cash consideration of $23.9 million and contingent consideration, which was immaterial based on the acquisition date fair value. The net assets acquired by the Company of $34.8 million are described below.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

The compensation obligations of $35.7 million include existing deferred compensation obligations of Aviditi Advisors that were assumed by the Company on the acquisition date and acquisition-related arrangements entered into with certain employees for retention purposes. These compensation obligations consisted of restricted stock ($11.8 million), restricted mutual fund shares of investment funds ($8.6 million), restricted cash ($5.3 million) and forgivable loans ($10.0 million). As employees must fulfill service requirements in exchange for the rights to the restricted shares, restricted mutual fund shares and restricted cash, compensation expense will be amortized on a straight-line basis over the requisite service period. See Note 18 for further discussion on the restricted shares and restricted mutual fund shares. The restricted cash will generally vest in quarterly installments through the first quarter of 2028. The loans will be forgiven, so long as the applicable employees remain continuously employed for the loan term of three to five years. Compensation expense will be amortized on a straight-line basis over the loan term.

Additional cash of up to $86.3 million may be earned if certain net revenue targets are achieved during the performance period from August 23, 2024 to December 31, 2028. Certain amounts may be earned by Aviditi Advisors' non-employee equity owners with no service requirements. The Company recorded a liability as of the acquisition date for the fair value of this contingent consideration, which was included in the purchase price. Adjustments to this liability after the acquisition date, if any, will be recorded as non-compensation expense on the consolidated statements of operations. The remaining amounts may be earned by employee owners in exchange for service requirements. As these amounts compensate employees for future services, the value was not part of the purchase price. Amounts estimated to be payable, if any, will be recorded as compensation expense on the consolidated statements of operations over the respective requisite service period. If earned, amounts will be paid on various dates through the second quarter of 2029.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition:

(Amounts in thousands)

Assets		
Cash and cash equivalents	$	11,717
Right-of-use lease assets		1,898
Goodwill		10,264
Intangible assets		1,595
Other assets (1)		43,211
Total assets acquired		68,685
Liabilities		
Short-term financing (2)		17,342
Accrued compensation		12,898
Accrued lease liabilities		1,898
Other liabilities and accrued expenses		1,794
Total liabilities assumed		33,932
Net assets acquired	$	34,753

(1) Primarily consists of installment fee receivables, as discussed in Note 12.
(2) Amount was immediately repaid in full on August 23, 2024. See Note 13 for further information.

The Company recorded $10.3 million of goodwill on the consolidated statements of financial condition, all of which is expected to be deductible for income tax purposes. The final goodwill recorded on the Company's consolidated statements of financial condition may differ from that reflected herein as a result of measurement period adjustments. In management's opinion, the goodwill represents the reputation and operating expertise of Aviditi Advisors. Identifiable intangible asset purchased by the Company consisted of customer relationships with an acquisition date fair value of $1.6 million.

Integration costs of $2.5 million were incurred for the year ended December 31, 2024, and are included in restructuring and integration costs on the consolidated statements of operations.

2022 Acquisitions

DBO Partners Holding LLC

On October 7, 2022, the Company completed the acquisition of DBO Partners Holding LLC, including its subsidiary, DBO Partners LLC (collectively, "DBO Partners"), a technology investment banking firm. The acquisition expanded the scale of the Company's technology sector and added general partner advisory services.

The purchase price of $66.3 million consisted of cash consideration of $64.6 million and contingent consideration of $1.7 million, as detailed in the net assets acquired table below. As part of the acquisition, the Company granted 368,957 restricted shares valued at $39.9 million on the acquisition date. The restricted shares are subject to graded vesting, beginning on the second anniversary of the acquisition date, so long as the applicable employee remains continuously employed by the Company for such period. Compensation expense is amortized on a straight-line basis over the requisite service period of five years. As discussed in Note 18, the Company also entered into acquisition-related compensation arrangements with certain employees of $17.4 million in restricted stock for retention purposes. These restricted shares are subject to ratable vesting and employees must fulfill service requirements in exchange for the rights to the restricted shares. Compensation expense is amortized on a straight-line basis over the requisite service period (a weighted average service period of 4.9 years). As both restricted share grants compensate employees for future services, the value of the shares was not part of the purchase price.

Additional cash of up to $25.0 million was available to be earned (the "DBO Earnout") if a net revenue target was achieved during the performance period from January 1, 2023 to December 31, 2024. Of the total amount, up to $20.0 million was available to be earned by former partners with no service requirements. The Company recorded a $1.7 million liability as of the acquisition date for the fair value of this contingent consideration, which was included in the purchase price. Adjustments to this liability after the acquisition date are recorded as non-compensation expense on the consolidated statements of operations. As of December 31, 2024, the portion of the DBO Earnout with no service requirements was not earned. As a result, the Company has no accrual recorded related to this additional cash payment. For the year ended December 31, 2023, the Company recorded a $1.7 million reversal of other operating expenses related to this additional cash payment. The remaining $5.0 million was available to be earned by certain employees, whom are now employees of the Company, in exchange for service requirements. As this amount compensates employees for future services, the value was not part of the purchase price. As of December 31, 2024, the portion of the DBO Earnout with service requirements was not earned and therefore the Company has no accrual recorded related to this additional cash payment.

The Company recorded $57.3 million of goodwill on the consolidated statements of financial condition, all of which is expected to be deductible for income tax purposes. In management's opinion, the goodwill represents the reputation and operating expertise of DBO Partners. Identifiable intangible assets purchased by the Company consisted of customer relationships with an acquisition-date fair value of $10.4 million.

Integration costs of $1.5 million were incurred for the year ended December 31, 2022, and are included in restructuring and integration costs on the consolidated statements of operations.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition, including measurement period adjustments:

(Amounts in thousands)

Assets	
Cash and cash equivalents	$ 575
Fixed assets	1,353
Right-of-use lease assets	3,760
Goodwill	57,337
Intangible assets	10,390
Other assets	414
Total assets acquired	73,829
Liabilities	
Accrued compensation	1,167
Accrued lease liabilities	3,760
Other liabilities and accrued expenses	2,603
Total liabilities assumed	7,530
Net assets acquired	$ 66,299

Stamford Partners LLP ("Stamford Partners")

On June 10, 2022, the Company completed the acquisition of Stamford Partners, a specialist investment bank offering mergers and acquisitions advisory services to European food and beverage and related consumer sectors. The acquisition expanded the Company's presence in Europe. The purchase price consisted of cash consideration, and restricted stock was granted for retention purposes.

The Company recorded $7.3 million of goodwill on the consolidated statements of financial condition, none of which is expected to be deductible for income tax purposes. In management's opinion, the goodwill represents the reputation and operating expertise of Stamford Partners. Identifiable intangible assets purchased by the Company consisted of customer relationships with an acquisition-date fair value of $1.8 million.

Cornerstone Macro Research LP

On February 4, 2022, the Company completed the acquisition of Cornerstone Macro Research LP, including its subsidiary, Cornerstone Macro LLC (collectively, "Cornerstone Macro"), a research firm focused on providing macro research and equity derivatives trading to institutional investors. The acquisition added a macro research team and increased the scale of the Company's equity brokerage operations.

The purchase price of $34.1 million consisted of cash consideration of $32.5 million and contingent consideration of $1.6 million, as detailed in the net assets acquired table below. As part of the acquisition, the Company granted 64,077 restricted shares valued at $9.7 million on the acquisition date. The restricted shares are subject to graded vesting on the fourth and fifth anniversaries of the acquisition date, so long as the applicable employee remains continuously employed by the Company for the respective vesting period. As these shares contain service conditions, the value of the shares was not part of the purchase price. Compensation expense is amortized on a straight-line basis over the requisite service period of five years.

The Company also entered into acquisition-related compensation arrangements with certain employees of $10.7 million, which consisted of restricted stock ($7.5 million) and forgivable loans ($3.2 million), for retention purposes. As employees must fulfill service requirements in exchange for the rights to the restricted shares, compensation expense is amortized on a straight-line basis over the requisite service period (a weighted average service period of 3.4 years). See Note 18 for further discussion. The loans will be forgiven, so long as the applicable employee remains continuously employed for the loan term. Compensation expense is amortized on a straight-line basis over the respective loan term (a weighted average period of 3.6 years).

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

Additional cash of up to $27.8 million was available to be earned based on achieving a net revenue target during the performance period from July 1, 2022 to December 31, 2023. Of the total amount, up to $6.0 million was available to be earned by Cornerstone Macro's equity owners with no service requirements. The Company paid $6.0 million related to this additional cash payment in 2024. As of the acquisition date, the Company recorded a $1.6 million liability for the fair value of this contingent consideration, which was included in the purchase price. Adjustments to this liability after the acquisition date are recorded as non-compensation expense on the consolidated statements of operations. The Company recorded $4.4 million in other operating expenses related to this additional cash payment for the year ended December 31, 2022. The remaining amount may be earned by the equity owners, whom are now employees of the Company, and certain employees in exchange for service requirements. As this amount compensates employees for future services, the value was not part of the purchase price. Amounts estimated to be payable, if any, will be recorded as compensation expense on the consolidated statements of operations over the requisite service period, and will be paid by June 30, 2025 and June 30, 2026. As of December 31, 2024, the Company expects $5.5 million will be earned and has accrued $3.8 million related to these additional cash payments. Compensation expense related to these additional cash payments was $1.9 million for the years ended December 31, 2024 and 2022, and was immaterial for the year ended December 31, 2023.

The Company recorded $9.6 million of goodwill on the consolidated statements of financial condition, all of which is expected to be deductible for income tax purposes. In management's opinion, the goodwill represents the reputation and operating expertise of Cornerstone Macro. Identifiable intangible assets purchased by the Company consisted of customer relationships with an acquisition-date fair value of $19.0 million.

Integration costs of $1.1 million were incurred for the year ended December 31, 2022, and are included in restructuring and integration costs on the consolidated statements of operations.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition, including measurement period adjustments:

(Amounts in thousands)

Assets		
Cash and cash equivalents	$	6,885
Receivables from brokers, dealers and clearing organizations		2,941
Fixed assets		286
Right-of-use lease assets		7,026
Goodwill		9,574
Intangible assets		19,000
Other assets		4,451
Total assets acquired		50,163
Liabilities		
Accrued compensation		4,672
Accrued lease liabilities		7,026
Other liabilities and accrued expenses		4,401
Total liabilities assumed		16,099
Net assets acquired	$	34,064

Pro Forma Financial Information

The results of operations of Aviditi Advisors, DBO Partners, Stamford Partners and Cornerstone Macro have been included in the Company's consolidated financial statements prospectively beginning on the respective acquisition dates. The acquisitions have been fully integrated with the Company's existing operations. Accordingly, post-acquisition revenues and net income are not discernible. The following unaudited pro forma financial data is presented on a combined basis and includes DBO Partners and Cornerstone Macro. Pro forma financial information for Aviditi Advisors is not presented as the impact to the Company's historical results is not material. Pro forma financial information for Stamford Partners is not presented as the acquisition is not material.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

Based on the respective acquisition dates, the unaudited pro forma financial data assumes that the DBO Partners and Cornerstone Macro acquisitions had occurred on January 1, 2020. Pro forma results have been prepared by adjusting the Company's historical results to include the results of operations of DBO Partners and Cornerstone Macro adjusted for the following significant changes: amortization expense was adjusted to account for the acquisition-date fair value of intangible assets; compensation and benefits expenses were adjusted to reflect the restricted stock issued as part of the respective acquisition, the restricted stock and forgivable loans issued for retention purposes, the earnouts with service conditions, and the cost that would have been incurred had certain employees been included in the Company's employee compensation arrangements; and the income tax effect of applying the Company's statutory tax rates to the results of operations of the respective acquisitions. The Company's consolidated unaudited pro forma information presented does not necessarily reflect the results of operations that would have resulted had the acquisitions been completed at the beginning of the applicable period presented, does not contemplate client account overlap and anticipated operational efficiencies of the combined entities, nor does it indicate the results of operations in future periods.

(Amounts in thousands)	Year Ended December 31, 2022
Net revenues	$ 1,493,620
Net income attributable to Piper Sandler Companies	109,043

NOTE 5 | RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

(Amounts in thousands)	December 31, 2024	December 31, 2023
Receivables from brokers, dealers and clearing organizations		
Receivable from clearing organizations	$ 154,409	$ 202,143
Receivable from brokers and dealers	20,082	9,861
Total receivables from brokers, dealers and clearing organizations	$ 174,491	$ 212,004
Payables to brokers, dealers and clearing organizations		
Payable to brokers and dealers	$ 5,862	$ 979
Total payables to brokers, dealers and clearing organizations	$ 5,862	$ 979

Under the Company's fully disclosed clearing agreement, all of its securities inventories with the exception of convertible securities, and all of its customer activities are held by or cleared through Pershing LLC ("Pershing"). The Company has established an arrangement to obtain financing from Pershing related to the majority of its trading activities. The Company also has a clearing arrangement with bank financing related to its convertible securities inventories. Financing under these arrangements is secured primarily by securities, and collateral limitations could reduce the amount of funding available under these arrangements. The funding is at their discretion and could be denied. The Company's clearing arrangement activities are recorded net of trading activity. The Company's fully disclosed clearing agreement includes a covenant requiring Piper Sandler & Co. to maintain excess net capital of $120 million.

NOTE 6 | FAIR VALUE OF FINANCIAL INSTRUMENTS

Based on the nature of the Company's business and its role as a "dealer" in the securities industry or as a manager of alternative asset management funds, the fair values of its financial instruments are determined internally. The Company's processes are designed to ensure that the fair values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, unobservable inputs are developed based on an evaluation of all relevant empirical market data, including prices evidenced by market transactions, interest rates, credit spreads, volatilities and correlations and other security-specific information. Valuation adjustments related to illiquidity or counterparty credit risk are also considered. In estimating fair value, the Company may utilize information provided by third-party pricing vendors to corroborate internally-developed fair value estimates.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

The Company employs specific control processes to determine the reasonableness of the fair value of its financial instruments. The Company's processes are designed to ensure that the internally-estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. Individuals outside of the trading departments perform independent pricing verification reviews as of each reporting date. The Company has established parameters which set forth when the fair value of securities is independently verified. The selection parameters are generally based upon the type of security, the level of estimation risk of a security, the materiality of the security to the Company's consolidated financial statements, changes in fair value from period to period, and other specific facts and circumstances of the Company's securities portfolio. In evaluating the initial internally-estimated fair values made by the Company's traders, the nature and complexity of securities involved (e.g., term, coupon, collateral, and other key drivers of value), level of market activity for securities, and availability of market data are considered. The independent price verification procedures include, but are not limited to, analysis of trade data (both internal and external where available), corroboration to the valuation of positions with similar characteristics, risks and components, or comparison to an alternative pricing source, such as a discounted cash flow model. The Company's valuation committees, comprised of members of senior management and risk management, provide oversight and overall responsibility for the internal control processes and procedures related to fair value measurements.

The following is a description of the valuation techniques used to measure fair value.

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value and classified as Level I.

Financial Instruments and Other Inventory Positions

The Company records financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased at fair value on the consolidated statements of financial condition with unrealized gains and losses reflected on the consolidated statements of operations.

Convertible Securities

Convertible securities are valued based on observable trades, when available, and therefore are generally categorized as Level II.

Equity Securities

Exchange traded equity securities are valued based on quoted prices from the exchange for identical assets or liabilities as of the period-end date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level I.

Corporate Fixed Income Securities

Fixed income securities include corporate bonds which are valued based on recently executed market transactions of comparable size, internally-developed fair value estimates based on observable inputs, or broker quotations. Accordingly, these corporate bonds are categorized as Level II.

Taxable Municipal Securities

Taxable municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II.

Tax-Exempt Municipal Securities

Tax-exempt municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II. Certain illiquid tax-exempt municipal securities are valued using market data for comparable securities (e.g., maturity and sector) and management judgment to infer an appropriate current yield or other model-based valuation techniques deemed appropriate by management based on the specific nature of the individual security and therefore are categorized as Level III.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

Short-Term Municipal Securities

Short-term municipal securities include variable rate demand notes and other short-term municipal securities. Variable rate demand notes and other short-term municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II.

Asset-Backed Securities

Asset-backed securities are valued using recently executed observable trades, when available, and therefore are generally categorized as Level II. Certain asset-backed securities are valued using models where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data. Accordingly, these asset-backed securities are categorized as Level II.

U.S. Government Agency Securities

U.S. government agency securities include agency debt bonds, mortgage bonds and Small Business Administration ("SBA") loans. Agency debt bonds are valued by using either direct price quotes or price quotes for comparable bond securities and are categorized as Level II. Mortgage bonds include bonds secured by mortgages, mortgage pass-through securities, agency collateralized mortgage-obligation ("CMO") securities and agency interest-only securities. Mortgage pass-through securities, CMO securities and interest-only securities are valued using recently executed observable trades or other observable inputs, such as prepayment speeds and therefore are generally categorized as Level II. Mortgage bonds are valued using observable market inputs, such as market yields on spreads over U.S. treasury securities, or models based upon prepayment expectations and are categorized as Level II. The Company purchases the guaranteed portions of SBA loans, which are aggregated into pools for securitization and sold in the secondary market. Prior to securitization, the SBA loans are valued using third-party price quotations. The securitized pools of SBA loans are valued using direct price quotations or price quotations for comparable securities and are generally categorized as Level II.

U.S. Government Securities

U.S. government securities include highly liquid U.S. treasury securities which are generally valued using quoted market prices and therefore are categorized as Level I. The Company does not transact in securities of countries other than the U.S. government.

Derivative Contracts

Derivative contracts include interest rate swaps, interest rate locks, U.S. treasury bond futures, and equity option contracts. These instruments derive their value from underlying assets, reference rates, indices or a combination of these factors. The majority of the Company's interest rate derivative contracts, including both interest rate swaps and interest rate locks, are valued using market standard pricing models based on the net present value of estimated future cash flows. The valuation models used do not involve material subjectivity as the methodologies do not entail significant judgment and the pricing inputs are market observable, including contractual terms, yield curves and measures of volatility. These instruments are classified as Level II within the fair value hierarchy. Certain interest rate locks transact in less active markets and are valued using valuation models that include the previously mentioned observable inputs and certain unobservable inputs that require significant judgment, such as the premium over the Municipal Market Data ("MMD") curve. These instruments are classified as Level III.

Investments

The Company's investments valued at fair value include equity investments in private companies and mutual funds related to deferred compensation plans. Investments in private companies are valued based on an assessment of each underlying security, considering rounds of financing, the financial condition and operating results of the private company, third-party transactions and market-based information, including comparable company transactions, trading multiples (e.g., multiples of revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA")), discounted cash flow analyses and changes in market outlook, among other factors. These securities are categorized based on the lowest level of input that is significant to the fair value measurement. Certain underlying securities, as well as investments in mutual funds, are valued based on quoted prices from the exchange for identical assets as of the period-end date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level I. See Note 18 for additional information about the Company's deferred compensation plans.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

The following table summarizes the valuation of the Company's financial instruments by pricing observability levels defined in ASC 820 as of December 31, 2024:

(Amounts in thousands)	Level I	Level II	Level III	Counterparty and Cash Collateral Netting (1)	Total
Assets					
Financial instruments and other inventory positions owned:					
Corporate securities:					
Convertible securities	$ —	$ 136,176	$ —	$ —	$ 136,176
Equity securities	2	—	—	—	2
Fixed income securities	—	1,583	—	—	1,583
Municipal securities:					
Taxable securities	—	21,171	—	—	21,171
Tax-exempt securities	—	126,672	273	—	126,945
Short-term securities	—	1,075	—	—	1,075
Asset-backed securities	—	50,188	—	—	50,188
U.S. government agency securities	—	78,256	—	—	78,256
U.S. government securities	4,633	—	—	—	4,633
Derivative contracts	—	10,185	1,819	(6,305)	5,699
Total financial instruments and other inventory positions owned	4,635	425,306	2,092	(6,305)	425,728
Cash equivalents	446,844	—	—	—	446,844
Investments at fair value (2)	90,348	—	176,970	—	267,318
Total assets	$ 541,827	$ 425,306	$ 179,062	$ (6,305)	$ 1,139,890
Liabilities					
Financial instruments and other inventory positions sold, but not yet purchased:					
Corporate securities:					
Equity securities	$ 19,740	$ —	$ —	$ —	$ 19,740
Fixed income securities	—	614	—	—	614
U.S. government securities	54,249	—	—	—	54,249
Derivative contracts	—	8,080	991	(6,692)	2,379
Total financial instruments and other inventory positions sold, but not yet purchased	$ 73,989	$ 8,694	$ 991	$ (6,692)	$ 76,982

(1) Represents cash collateral and the impact of netting on a counterparty basis. The Company had no securities posted as collateral to its counterparties.

(2) Includes noncontrolling interests of $187.6 million attributable to unrelated third-party ownership in consolidated alternative asset management funds, of which $136.3 million is classified as Level III.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

The following table summarizes the valuation of the Company's financial instruments by pricing observability levels defined in ASC 820 as of December 31, 2023:

(Amounts in thousands)	Level I	Level II	Level III	Counterparty and Cash Collateral Netting (1)	Total
Assets					
Financial instruments and other inventory positions owned:					
Corporate securities:					
Convertible securities	$ —	$ 131,375	$ —	$ —	$ 131,375
Equity securities	388	—	—	—	388
Fixed income securities	—	1,645	—	—	1,645
Municipal securities:					
Taxable securities	—	25,744	—	—	25,744
Tax-exempt securities	—	135,886	2,869	—	138,755
Short-term securities	—	7,122	—	—	7,122
Asset-backed securities	—	8,149	—	—	8,149
U.S. government agency securities	—	104,418	—	—	104,418
U.S. government securities	5,895	—	—	—	5,895
Derivative contracts	—	52,611	5,834	(47,379)	11,066
Total financial instruments and other inventory positions owned	6,283	466,950	8,703	(47,379)	434,557
Cash equivalents	343,856	—	—	—	343,856
Investments at fair value (2)	61,601	—	224,280	—	285,881
Total assets	$ 411,740	$ 466,950	$ 232,983	$ (47,379)	$ 1,064,294
Liabilities					
Financial instruments and other inventory positions sold, but not yet purchased:					
Corporate securities:					
Equity securities	$ 53,857	$ —	$ —	$ —	$ 53,857
Fixed income securities	—	2,230	—	—	2,230
U.S. government agency securities	—	48,268	—	—	48,268
U.S. government securities	40,437	—	—	—	40,437
Derivative contracts	—	47,032	7,962	(50,806)	4,188
Total financial instruments and other inventory positions sold, but not yet purchased	$ 94,294	$ 97,530	$ 7,962	$ (50,806)	$ 148,980

(1) Represents cash collateral and the impact of netting on a counterparty basis. The Company had no securities posted as collateral to its counterparties.

(2) Includes noncontrolling interests of $211.1 million attributable to unrelated third-party ownership in consolidated alternative asset management funds, of which $177.0 million is classified as Level III.

The carrying values of the Company's cash, receivables and payables either from or to brokers, dealers and clearing organizations, and short-term financings approximate fair value due to either their liquid or short-term nature.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

At December 31, 2024, the Company's Level I investments at fair value included $42.8 million of equity securities subject to contractual sale restrictions, of which $24.1 million will expire in the first quarter of 2025. The contractual sale restrictions on the remaining $18.7 million of equity securities are in effect during certain trading windows.

The following table summarizes the changes in fair value associated with Level III financial instruments held at the beginning or end of the periods presented:

| | Level III | | | |
| | Assets | | | Liabilities |
(Amounts in thousands)	Tax-Exempt Municipal Securities	Derivative Contracts	Investments at Fair Value	Derivative Contracts
Balance at December 31, 2022	$ 3,887	$ 4,756	$ 191,845	$ 1,082
Purchases	—	—	45,954	—
Sales	—	—	(33,731)	—
Settlements	—	(2,443)	—	(1,373)
Transfers in	—	—	—	—
Transfers out (1)	—	—	(19,810)	—
Total realized and unrealized gains/(losses)	(1,018)	3,521	40,022	8,253
Balance at December 31, 2023	$ 2,869	$ 5,834	$ 224,280	$ 7,962
Purchases	—	—	38,378	—
Sales	(1,901)	—	(41,042)	—
Settlements	—	(4,097)	—	(6,191)
Transfers in	—	—	—	—
Transfers out (1)	—	—	(48,546)	—
Total realized and unrealized gains/(losses)	(695)	82	3,900	(780)
Balance at December 31, 2024	$ 273	$ 1,819	$ 176,970	$ 991
Unrealized gains/(losses) for assets/liabilities held at:				
December 31, 2023	$ (1,018)	$ 5,834	$ 28,007	$ 7,962
December 31, 2024	$ 6	$ 1,819	$ (28,420)	$ 991

(1)   Transfers out of Level III are primarily due to unobservable inputs becoming observable.

Realized and unrealized gains/(losses) related to financial instruments, with the exception of customer matched-book derivatives, are reported in institutional brokerage on the consolidated statements of operations. Realized and unrealized gains/(losses) related to customer matched-book derivatives are reported in investment banking. Realized and unrealized gains/(losses) related to investments are principally reported in investment income/(loss) on the consolidated statements of operations.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's Level III financial instruments as of December 31, 2024:

	Valuation Technique	Unobservable Input	Range	Weighted Average (1)
Assets				
Tax-exempt municipal securities	Discounted cash flow	Expected recovery rate (% of par) (3)	0 - 25%	13.4%
Derivative contracts	Discounted cash flow	Premium over the MMD curve in basis points ("bps") (3)	1 - 45 bps	19.6 bps
Investments at fair value (2)	Market approach	Revenue multiple (3)	2 - 10 times	6.3 times
		EBITDA multiple (3)	11 - 13 times	12.3 times
		Market comparable valuation multiple (3)	1 - 2 times	1.1 times
	Discounted cash flow	Discount rate (4)	16 - 25%	19.4%
Liabilities				
Derivative contracts	Discounted cash flow	Premium over the MMD curve in bps (4)	0 - 21 bps	12.6 bps

(1) Unobservable inputs were weighted by the relative fair value of the financial instruments.

(2) As of December 31, 2024, the Company had $177.0 million of Level III investments at fair value, of which $60.0 million was valued based on a recent round of independent financing.

(3) There is uncertainty in the determination of fair value. Significant increase/(decrease) in the unobservable input in isolation would have resulted in a significantly higher/(lower) fair value measurement.

(4) There is uncertainty in the determination of fair value. Significant increase/(decrease) in the unobservable input in isolation would have resulted in a significantly lower/(higher) fair value measurement.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

NOTE 7 | FINANCIAL INSTRUMENTS AND OTHER INVENTORY POSITIONS

(Amounts in thousands)	December 31, 2024		December 31, 2023
Financial instruments and other inventory positions owned			
Corporate securities:			
Convertible securities	$	136,176	$	131,375
Equity securities		2		388
Fixed income securities		1,583		1,645
Municipal securities:			
Taxable securities		21,171		25,744
Tax-exempt securities		126,945		138,755
Short-term securities		1,075		7,122
Asset-backed securities		50,188		8,149
U.S. government agency securities		78,256		104,418
U.S. government securities		4,633		5,895
Derivative contracts		5,699		11,066
Total financial instruments and other inventory positions owned	$	425,728	$	434,557
Financial instruments and other inventory positions sold, but not yet purchased			
Corporate securities:			
Equity securities	$	19,740	$	53,857
Fixed income securities		614		2,230
U.S. government agency securities		—		48,268
U.S. government securities		54,249		40,437
Derivative contracts		2,379		4,188
Total financial instruments and other inventory positions sold, but not yet purchased	$	76,982	$	148,980

At December 31, 2024 and 2023, financial instruments and other inventory positions owned in the amount of $74.6 million and $92.8 million, respectively, had been pledged as collateral for short-term financing arrangements.

Financial instruments and other inventory positions sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the consolidated statements of financial condition. The Company economically hedges changes in the market value of its financial instruments and other inventory positions owned using inventory positions sold, but not yet purchased, interest rate derivatives, U.S. treasury bond futures and options, and equity option contracts.

Derivative Contract Financial Instruments

Customer Matched-Book Derivatives

The Company enters into interest rate derivative contracts in a principal capacity as a dealer to satisfy the financial needs of its customers. The Company simultaneously enters into an interest rate derivative contract with a third party for the same notional amount to hedge the interest rate and credit risk of the initial client interest rate derivative contract. In certain instances, the Company has only hedged interest rate risk with a third party, and retains uncollateralized credit risk as described below. These instruments use rates based upon the Secured Overnight Financing Rate ("SOFR") index, the MMD index or the Securities Industry and Financial Markets Association ("SIFMA") index. Similarly, the Company enters into a limited number of credit default swap contracts to facilitate customer transactions. These instruments use rates based upon the Commercial Mortgage Backed Securities ("CMBX") index.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

Trading Securities Derivatives

The Company enters into interest rate derivative contracts and uses U.S. treasury bond futures and options to hedge interest rate and market value risks primarily associated with its fixed income securities. These instruments use rates based upon the MMD index. The Company also enters into equity option contracts to hedge market value risk associated with its convertible securities. The Company may enter into credit default swap contracts to hedge credit spread risk associated with the debt instruments held in our trading inventory. These instruments use rates based upon the Credit Default Swap Index ("CDX").

Derivatives are reported on a net basis by counterparty (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of offset exists and on a net basis by cross product when applicable provisions are stated in master netting agreements. Cash collateral received or paid is netted on a counterparty basis, provided a legal right of offset exists. The total absolute notional contract amount, representing the absolute value of the sum of gross long and short derivative contracts, provides an indication of the volume of the Company's derivative activity and does not represent gains and losses. The following table presents the gross fair market value and the total absolute notional contract amount of the Company's outstanding derivative instruments, prior to counterparty netting, by asset or liability position:

(Amounts in thousands)	December 31, 2024			December 31, 2023		
Derivative Category	Derivative Assets (1)	Derivative Liabilities (2)	Notional Amount	Derivative Assets (1)	Derivative Liabilities (2)	Notional Amount
Interest rate:						
Customer matched-book	$ 10,906	$ 8,629	$ 393,860	$ 54,676	$ 49,293	$ 1,356,924
Trading securities	1,098	442	171,333	3,769	5,701	196,250
	$ 12,004	$ 9,071	$ 565,193	$ 58,445	$ 54,994	$ 1,553,174

(1) Derivative assets are included within financial instruments and other inventory positions owned on the consolidated statements of financial condition.

(2) Derivative liabilities are included within financial instruments and other inventory positions sold, but not yet purchased on the consolidated statements of financial condition.

The Company's derivative contracts do not qualify for hedge accounting; therefore, unrealized gains and losses are recorded on the consolidated statements of operations. The gains and losses on the related economically hedged inventory positions are not disclosed below as they are not in qualifying hedging relationships. The following table presents the Company's unrealized gains/(losses) on derivative instruments:

(Amounts in thousands)		Year Ended December 31,		
Derivative Category	Operations Category	2024	2023	2022
Interest rate derivative contract	Investment banking	$ (3,361)	$ (426)	$ (1,317)
Interest rate derivative contract	Institutional brokerage	2,963	(5,790)	4,848
		$ (398)	$ (6,216)	$ 3,531

Credit risk associated with the Company's derivatives is the risk that a derivative counterparty will not perform in accordance with the terms of the applicable derivative contract. Credit exposure associated with the Company's derivatives is driven by uncollateralized market movements in the fair value of the contracts with counterparties and is monitored regularly by the Company's financial risk committee. The Company considers counterparty credit risk in determining derivative contract fair value. The Company's derivative contracts are generally collateralized by its counterparties, who are major financial institutions. As of December 31, 2024, the Company had $4.4 million of uncollateralized credit exposure with three counterparties (notional contract amount of $75.7 million), including $3.8 million of uncollateralized credit exposure with one counterparty.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

NOTE 8 | INVESTMENTS

(Amounts in thousands)	December 31, 2024		December 31, 2023	
Investments at fair value	$	267,318	$	285,881
Investments at cost		281		281
Investments accounted for under the equity method		14,363		11,886
Total investments		281,962		298,048
Less: Investments attributable to noncontrolling interests (1)		(187,624)		(211,096)
Total investments attributable to Piper Sandler Companies	$	94,338	$	86,952

(1)   Noncontrolling interests are attributable to unrelated third-party ownership in consolidated alternative asset management funds.

At December 31, 2024, investments carried on a cost basis had an estimated fair market value of $0.3 million. Because valuation estimates were based upon management's judgment, investments carried at cost would be categorized as Level III assets in the fair value hierarchy, if they were carried at fair value.

Investments accounted for under the equity method include general and limited partnership interests. The carrying value of these investments is based on the investment vehicle's net asset value. The net assets of investment partnerships consist of investments in both marketable and non-marketable securities. The underlying investments held by such partnerships are valued based on the estimated fair value determined by management in the Company's capacity as general partner or investor and, in the case of investments in unaffiliated investment partnerships, are based on financial statements prepared by the unaffiliated general partners.

NOTE 9 | VARIABLE INTEREST ENTITIES

The Company has investments in and/or acts as the managing partner of various partnerships and limited liability companies. These entities were established for the purpose of investing in securities of public or private companies, and were initially financed through the capital commitments or seed investments of the members.

VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities. The determination as to whether an entity is a VIE is based on the structure and nature of each entity. The Company also considers other characteristics such as the power through voting rights or similar rights to direct the activities of an entity that most significantly impact the entity's economic performance and how the entity is financed.

The Company is required to consolidate all VIEs for which it is considered to be the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

Consolidated VIEs

The Company's consolidated VIEs include certain alternative asset management funds in which the Company has an investment and, as the managing partner, is deemed to have both the power to direct the most significant activities of the funds and the right to receive benefits (or the obligation to absorb losses) that could potentially be significant to these funds. The following table presents information about the carrying value of the assets and liabilities of the alternative asset management funds that are consolidated by the Company and included on the consolidated statements of financial condition. The assets can only be used to settle the liabilities of the respective fund, and the creditors of the funds do not have recourse to the general credit of the Company. The alternative asset management funds have a combined $56.0 million of bank line financing available with interest rates based on SOFR plus an applicable margin. The assets and liabilities are presented prior to consolidation, and thus a portion of these assets and liabilities is eliminated in consolidation.

(Amounts in thousands)	December 31, 2024	December 31, 2023
Assets		
Cash and cash equivalents	$ 10,078	$ 6,994
Investments	236,138	266,508
Other assets	1,099	37
Total assets	$ 247,315	$ 273,539
Liabilities		
Other liabilities and accrued expenses	$ 12,166	$ 4,857
Total liabilities	$ 12,166	$ 4,857

The Company has investments in a grantor trust which was established as part of a nonqualified deferred compensation plan. The Company is the primary beneficiary of the grantor trust. Accordingly, the assets and liabilities of the grantor trust are consolidated by the Company on the consolidated statements of financial condition. See Note 18 for additional information on the Company's nonqualified deferred compensation plan.

Nonconsolidated VIEs

The Company determined it is not the primary beneficiary of certain VIEs and, accordingly, does not consolidate them. These VIEs had net assets approximating $1.09 billion at December 31, 2024 and 2023. The Company's exposure to loss from these VIEs is $14.8 million, which is the carrying value of its capital contributions recorded in investments on the consolidated statements of financial condition at December 31, 2024. The Company had no liabilities related to these VIEs at December 31, 2024 and 2023. Furthermore, the Company has not provided financial or other support to these VIEs that it was not previously contractually required to provide as of December 31, 2024.

NOTE 10 | FIXED ASSETS

(Amounts in thousands)	December 31, 2024	December 31, 2023
Furniture and equipment	$ 62,908	$ 55,534
Leasehold improvements	89,519	83,587
Software	13,917	13,027
Total fixed assets	166,344	152,148
Accumulated depreciation and amortization	(106,944)	(91,378)
Fixed assets, net of accumulated depreciation and amortization	$ 59,400	$ 60,770

For the years ended December 31, 2024, 2023 and 2022, depreciation and amortization of furniture and equipment, leasehold improvements and software totaled $16.8 million, $17.9 million and $15.6 million, respectively, and are included in occupancy and equipment expense on the consolidated statements of operations.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

NOTE 11 | GOODWILL AND INTANGIBLE ASSETS

(Amounts in thousands)

Goodwill		
Balance at December 31, 2022	$	301,151
Goodwill acquired		—
Measurement period adjustments		609
Balance at December 31, 2023	$	301,760
Goodwill acquired		10,264
Balance at December 31, 2024	$	312,024

Intangible assets		
Balance at December 31, 2022	$	135,637
Intangible assets acquired		—
Amortization of intangible assets		(19,440)
Balance at December 31, 2023	$	116,197
Intangible assets acquired		1,595
Amortization of intangible assets		(10,288)
Balance at December 31, 2024	$	107,504

As discussed in Note 4, the addition of goodwill and intangible assets during the year ended December 31, 2024 related to the acquisition of Aviditi Advisors. Management identified $1.6 million of customer relationship intangible assets, which are being amortized over a weighted average life of 0.8 years. In 2023, the Company recorded a measurement period adjustment to increase the value of the contingent consideration and goodwill related to the acquisition of DBO Partners. The Company also recorded a measurement period adjustment related to Stamford Partners in 2023, which resulted in an increase to goodwill.

At December 31, 2024, intangible assets with determinable lives consisted of customer relationships. The following table summarizes the future aggregate amortization expense of the Company's intangible assets with determinable lives:

(Amounts in thousands)

2025	$	8,639
2026		7,253
2027		3,480
2028		2,191
2029		541
Total	$	22,104

Indefinite-lived intangible assets of $85.4 million consist of a trade name, which is not subject to amortization.

The Company performed its annual impairment testing as of October 31, which resulted in no impairment related to goodwill or indefinite-lived intangible assets in 2024, 2023 and 2022.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

NOTE 12 | OTHER ASSETS

(Amounts in thousands)	December 31, 2024		December 31, 2023	
Installment fee receivables	$	43,993	$	—
Fee receivables		53,189		27,765
Forgivable employee loans		45,526		15,771
Prepaid expenses		26,478		22,396
Income tax receivables		—		5,939
Other		14,606		14,084
Total other assets	$	183,792	$	85,955

The Company's installment fee receivables and forgivable employee loans are carried at amortized cost, which approximates fair value, and would be categorized as Level II assets in the fair value hierarchy if they were carried at fair value.

The Company estimates the allowance for credit losses using relevant available information from internal and external sources relating to historical credit loss experience, current economic conditions and reasonable and supportable forecasts that could potentially affect the collectibility of the reported amounts. The allowance for credit losses was immaterial at December 31, 2024 and 2023.

NOTE 13 | SHORT-TERM FINANCING

Unsecured Revolving Credit Facility

The Company has an unsecured $120 million revolving credit facility with U.S. Bank N.A. The credit agreement will terminate on December 20, 2027, unless otherwise terminated. The interest rate is variable and based on either the federal funds rate or prime rate plus an applicable margin. This credit facility includes customary events of default and covenants that, among other things, require the Company's U.S. broker dealer subsidiary to maintain a minimum regulatory net capital of $120 million, limit the Company's leverage ratio, require maintenance of a minimum ratio of operating cash flow to fixed charges, and impose certain limitations on the Company's ability to make acquisitions and make payments on its capital stock. At December 31, 2024, there were $10.0 million of advances against this credit facility, with a weighted average interest rate of 6.33 percent. At December 31, 2023, there were $30.0 million of advances against this credit facility, with a weighted average interest rate of 7.33 percent.

Secured Revolving Credit Facility

On August 23, 2024, the Company entered into a $30 million revolving credit facility with Cadence Bank. Advances under this facility are secured by certain installment fee receivables. The credit agreement will terminate on August 23, 2027, unless otherwise terminated. The interest rate is variable and based on either the federal funds rate, prime rate, or SOFR plus an applicable margin. This credit facility includes customary events of default and covenants that, among other things, require the Company's U.S. broker dealer subsidiary to maintain a minimum regulatory net capital of $120 million, limit the Company's leverage ratio, require maintenance of a minimum fixed charge coverage ratio, and impose certain limitations on the Company's ability to make acquisitions and make payments on its capital stock. At December 31, 2024, the Company had no advances against this credit facility.

Committed Line

The Company elected not to renew its one-year $50 million committed revolving secured credit facility with U.S. Bank N.A., which terminated on December 6, 2024. At December 31, 2023, the Company had no advances against this line of credit.

Short-Term Financing Arrangement Assumed in Acquisition of Aviditi Advisors

The Company assumed $17.3 million of short-term financing in conjunction with its acquisition of Aviditi Advisors, as discussed in Note 4. The outstanding balance was immediately repaid in full on August 23, 2024 and the financing arrangement was subsequently terminated.

NOTE 14 | LEASES

The Company leases office space throughout the U.S. and in a limited number of foreign countries where its international operations reside. Aggregate minimum lease payments on an undiscounted basis for the Company's operating leases and a reconciliation to accrued lease liabilities included on the consolidated statements of financial condition as of December 31, 2024 were as follows:

(Amounts in thousands)		
2025	$	27,521
2026		25,751
2027		21,530
2028		13,387
2029		11,051
Thereafter		20,417
Total operating lease payments		119,657
Less: Present value discount		(30,838)
Total accrued lease liabilities	$	88,819

The following table summarizes the Company's operating lease costs and sublease income:

	Year Ended December 31,		
(Amounts in millions)	2024	2023	2022
Operating lease costs	$ 22.6	$ 21.9	$ 24.3
Operating lease costs related to short-term leases	0.6	0.5	1.3
Sublease income	0.2	0.2	0.4

At December 31, 2024, the weighted average remaining lease term for operating leases was 5.3 years and the weighted average discount rate was 5.0 percent.

In December 2022, the Company entered into a lease agreement for its future corporate headquarters location in Minneapolis, Minnesota. As the Company took possession of the space in January 2025, no ROU lease asset or accrued lease liability is recorded in the consolidated statements of financial condition as of December 31, 2024. The Company's contractual rent commitment over the 15-year lease term is $58.1 million.

NOTE 15 | CONTINGENCIES, COMMITMENTS AND GUARANTEES

Legal Contingencies

The Company has been named as a defendant in various legal actions, including complaints and litigation and arbitration claims, arising from its business activities. Such actions include claims related to securities brokerage and investment banking activities, and certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations ("SROs") which could result in adverse judgments, settlements, penalties, fines or other relief.

The Company accrues for potential losses resulting from pending and potential legal actions, investigations and regulatory proceedings when such losses are probable and reasonably estimable. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to develop before a probability of loss can be determined or range of loss can reasonably be estimated. Given uncertainties regarding the timing, scope, volume and outcome of pending and potential legal actions, investigations and regulatory proceedings and other factors, the amounts of accruals and ranges of reasonably possible losses are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account any prior accruals, that pending legal actions, investigations and regulatory proceedings will be resolved with no material adverse effect on the financial condition, results of operations or cash flows of the Company, except as described in the next paragraph.

The Company settled investigations by the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission (the "CFTC") regarding compliance with recordkeeping requirements for business-related communications sent over unapproved electronic messaging channels in the third quarter of 2024. The settlement with the SEC included a civil penalty of $14.0 million and the settlement with the CFTC included a civil penalty of $2.0 million. The Company had previously accrued $16.0 million as estimated civil penalties related to these investigations. The Company recorded a $4.0 million reversal of other operating expenses for the year ended December 31, 2024, and $20.0 million in other operating expenses for the year ended December 31, 2023 related to these investigations.

If during any period a potential adverse contingency becomes probable or is resolved for an amount in excess of the established accrual, the results of operations and cash flows in that period and the financial condition as of the end of that period could be materially adversely affected. In addition, there can be no assurance that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be reasonably possible. Reasonably possible losses in excess of amounts accrued at December 31, 2024 are not material.

Litigation-related accrual activity included a $2.2 million reversal of other operating expenses for the year ended December 31, 2024, $20.2 million in other operating expenses for the year ended December 31, 2023 and immaterial other operating expenses for the year ended December 31, 2022.

Investment Commitments

As of December 31, 2024, the Company had commitments to invest $72.7 million in limited partnerships or limited liability companies that make direct or indirect equity or debt investments in companies.

Other Guarantees

The Company is a member of numerous exchanges. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the exchange, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges often require members to post collateral. In addition, the Company identifies and guarantees certain clearing agents against specified potential losses in connection with providing services to the Company or its affiliates. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded in the consolidated statements of financial condition for these arrangements.

Concentration of Credit Risk

The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions.

NOTE 16 | SHAREHOLDERS' EQUITY

The Company's amended and restated certificate of incorporation provides for the issuance of up to 100,000,000 shares of common stock with a par value of $0.01 per share and up to 5,000,000 shares of undesignated preferred stock with a par value of $0.01 per share.

Common Stock

The holders of the Company's common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock of Piper Sandler Companies, the holders of its common stock are entitled to receive ratably such dividends, if any, as may be declared out of funds legally available for that purpose. There are also restrictions on the payment of dividends as set forth in Note 23. The Company's board of directors determines the declaration and payment of dividends and is free to change the Company's dividend policy at any time.

Dividends

The Company's current dividend policy is intended to return a metric based on fiscal year net income to its shareholders.

In 2024, the Company declared and paid quarterly cash dividends on its common stock, aggregating $2.50 per share, and a special cash dividend on its common stock related to fiscal year 2023 results of $1.00 per share. Total dividends paid, including accrued forfeitable dividends paid on restricted stock vestings, were $73.7 million for the year ended December 31, 2024.

In 2023, the Company declared and paid quarterly cash dividends on its common stock, aggregating $2.40 per share, and a special cash dividend on its common stock related to fiscal year 2022 results of $1.25 per share. Total dividends paid, including accrued forfeitable dividends paid on restricted stock vestings, were $84.4 million for the year ended December 31, 2023.

In 2022, the Company declared and paid quarterly cash dividends on its common stock, aggregating $2.40 per share, and a special cash dividend on its common stock related to fiscal year 2021 results of $4.50 per share. Total dividends paid, including accrued forfeitable dividends paid on restricted stock vestings, were $107.5 million for the year ended December 31, 2022.

On January 31, 2025, the board of directors declared both a quarterly and a special cash dividend on its common stock of $0.65 and $3.00 per share, respectively, to be paid on March 14, 2025, to shareholders of record as of the close of business on March 4, 2025. The special cash dividend relates to the Company's fiscal year 2024 results.

In the event that Piper Sandler Companies is liquidated or dissolved, the holders of its common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to any prior distribution rights of Piper Sandler Companies preferred stock, if any, then outstanding. Currently, there is no outstanding preferred stock. The holders of the common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Piper Sandler Companies common stock.

Share Repurchases

The Company purchases shares of common stock pursuant to share repurchase programs authorized by the Company's board of directors. The Company also purchases shares of common stock from restricted stock award recipients upon the award vesting as recipients sell shares to meet their employment tax obligations.

The following table summarizes the repurchase programs authorized by the Company's board of directors:

Effective Date	Authorized Amount	Expiration Date
February 5, 2025	$150.0 million	December 31, 2026
May 6, 2022	$150.0 million	December 31, 2024
January 1, 2022	$150.0 million	December 31, 2023

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

The following table summarizes the Company's share repurchase activity:

		Year Ended December 31,				
		2024		**2023**		**2022**
Shares repurchased pursuant to repurchase authorizations						
Common shares repurchased		—		—		1,245,221
Aggregate purchase price (in millions)	$	—	$	—	$	161.8
Average price per share	$	—	$	—	$	129.95
Shares repurchased from employees related to employment tax obligations						
Common shares repurchased		346,972		494,555		172,156
Aggregate purchase price (in millions)	$	66.4	$	70.7	$	25.5
Average price per share	$	191.44	$	142.92	$	148.25

Issuance of Shares

The Company issues common shares out of treasury stock as a result of employee restricted share vesting and exercise transactions as discussed in Note 18. During the years ended December 31, 2024, 2023 and 2022, the Company issued 1,224,008 shares, 2,013,046 shares and 953,293 shares, respectively, related to these obligations. During the year ended December 31, 2024, the Company also issued 21,835 common shares out of treasury stock for equity consideration related to the acquisition of Aviditi Advisors, as discussed in Note 4.

Preferred Stock

The Piper Sandler Companies board of directors has the authority, without action by its shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights associated with the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the Piper Sandler Companies board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, the following: restricting dividends on its common stock, diluting the voting power of its common stock, impairing the liquidation rights of its common stock and delaying or preventing a change in control of Piper Sandler Companies without further action by its shareholders.

Noncontrolling Interests

The consolidated financial statements include the accounts of Piper Sandler Companies, its wholly owned subsidiaries and other entities in which the Company has a controlling financial interest. Noncontrolling interests represent equity interests in consolidated entities that are not attributable, either directly or indirectly, to Piper Sandler Companies. Noncontrolling interests represent the minority equity holders' proportionate share of the equity in the Company's alternative asset management funds.

Ownership interests in entities held by parties other than the Company's common shareholders are presented as noncontrolling interests within shareholders' equity, separate from the Company's own equity. Revenues, expenses and net income or loss are reported on the consolidated statements of operations on a consolidated basis, which includes amounts attributable to both the Company's common shareholders and noncontrolling interests. Net income or loss is then allocated between the Company and noncontrolling interests based upon their relative ownership interests. Net income/(loss) attributable to noncontrolling interests is deducted from consolidated net income to determine net income attributable to the Company. The Company does not have other comprehensive income or loss attributable to noncontrolling interests.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

NOTE 17 | BUSINESS SEGMENT AND REVENUES INFORMATION

The Company's activities as an investment bank and institutional securities firm constitute a single business segment. Revenues for the Company are derived from investment banking services and institutional sales, trading and research services. The Company is organized as one reportable segment in order to maximize the value provided to clients by leveraging the diversified expertise and broad relationships of its experienced professionals across the Company. Substantially all of the Company's net revenues and long-lived assets are located in the U.S. The accounting policies for the reportable segment are the same as those described in Note 2.

The Company's chief operating decision maker ("CODM") is the chief executive officer. The CODM, who manages business activities on a consolidated basis, considers monthly plan-to-actual variances of net income attributable to Piper Sandler Companies in assessing performance, determining compensation and making decisions about the use of capital, including repurchases of common stock, dividend payments, and acquisitions.

The CODM evaluates the performance and allocates resources of the reportable segment based on net income attributable to Piper Sandler Companies as reported on the consolidated statements of operations. For the years ended December 31, 2024, 2023 and 2022, net income attributable to Piper Sandler Companies was $181.1 million, $85.5 million and $110.7 million, respectively. The significant expense categories of the reportable segment are consistent with the presentation of non-interest expenses on the consolidated statements of operations. The measure of reportable segment assets is reported on the consolidated statements of financial condition as total assets. At December 31, 2024 and 2023, total assets were $2.26 billion and $2.14 billion, respectively.

The components of net revenues are as follows:

	Year Ended December 31,		
(Amounts in thousands)	**2024**	**2023**	**2022**
Revenues			
Investment banking:			
Advisory services	$ **808,746**	$ 709,316	$ 776,428
Corporate financing	**173,876**	131,077	125,342
Municipal financing	**122,513**	83,419	107,739
Total investment banking	**1,105,135**	923,812	1,009,509
Institutional brokerage:			
Equity brokerage	**215,275**	209,512	210,314
Fixed income services	**186,167**	168,027	194,953
Total institutional brokerage	**401,442**	377,539	405,267
Interest income	**32,908**	26,723	20,365
Investment income/(loss)	**(7,890)**	30,039	(23)
Total revenues	**1,531,595**	1,358,113	1,435,118
Interest expense	**5,681**	10,146	9,480
Net revenues	$ **1,525,914**	$ 1,347,967	$ 1,425,638

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

NOTE 18 | COMPENSATION PLANS

Stock-Based Compensation Plans

The Company has four outstanding stock-based compensation plans: the Amended and Restated 2003 Annual and Long-Term Incentive Plan (the "Incentive Plan"), the 2020 Employment Inducement Award Plan (the "2020 Inducement Plan"), the 2022 Employment Inducement Award Plan (the "2022 Inducement Plan") and the 2024 Employment Inducement Award Plan (the "2024 Inducement Plan"). The Company's equity awards are recognized on the consolidated statements of operations at grant date fair value over the service period of the award, less forfeitures.

The following table provides a summary of the Company's outstanding equity awards (in shares or units, as applicable) as of December 31, 2024:

Restricted stock	
Restricted stock related to compensation plans:	
Annual grants	560,514
Sign-on grants	126,706
Inducement grants	35,181
2020 Inducement Plan grants	259,853
2022 Inducement Plan grants	94,957
2024 Inducement Plan grants	42,786
Total restricted stock related to compensation plans	1,119,997
Restricted stock related to acquisitions (1)	620,131
Total restricted stock	1,740,128
Restricted stock units	152,318
Stock options	148,667

(1) *Includes restricted stock with service conditions issued in conjunction with certain acquisitions.*

Incentive Plan

The Incentive Plan permits the grant of equity awards, including restricted stock, restricted stock units and non-qualified stock options, to the Company's employees and directors for up to 10.9 million shares of common stock (1.8 million shares remained available for future issuance under the Incentive Plan as of December 31, 2024). The Company believes that such awards help align the interests of employees and directors with those of shareholders and serve as an employee retention tool. The Incentive Plan provides for accelerated vesting of awards if there is a severance event, a change in control of the Company (as defined in the Incentive Plan), in the event of a participant's death, and at the discretion of the compensation committee of the Company's board of directors.

Restricted Stock Awards

Restricted stock grants are valued at the market price of the Company's common stock on the date of grant and are amortized over the requisite service period. The Company grants shares of restricted stock to employees as part of year-end compensation ("Annual Grants") and upon initial hiring or as a retention award ("Sign-on Grants" or "Inducement Grants").

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

The Company's Annual Grants are made each year in February. Annual Grants vest ratably over three or four years in equal installments. Substantially all Annual Grants provide for continued vesting after termination of employment, so long as the employee does not violate certain post-termination restrictions set forth in the award agreement or any agreements entered into upon termination. The Company determined the service inception date precedes the grant date for these Annual Grants, and that the post-termination restrictions do not meet the criteria for an in-substance service condition, as defined by ASC 718. Accordingly, restricted stock granted as part of these Annual Grants is expensed in the one-year period in which those awards are deemed to be earned, which is generally the calendar year preceding the February grant date. For example, the Company recognized compensation expense during fiscal year 2024 for its February 2025 Annual Grant. If an equity award related to these Annual Grants is forfeited as a result of violating the post-termination restrictions, the lower of the fair value of the award at grant date or the fair value of the award at the date of forfeiture is recorded within the consolidated statements of operations as a reversal of compensation expense.

Sign-on Grants are used as a recruiting tool for new employees and are issued to current employees as a retention tool. These awards have both cliff and ratable vesting terms, and the employees must fulfill service requirements in exchange for rights to the awards. Compensation expense is amortized on a straight-line basis from the grant date over the requisite service period, generally three to five years. Employees forfeit unvested shares upon termination of employment and a reversal of compensation expense is recorded.

Inducement Grants are issued as a retention tool in conjunction with certain acquisitions. During 2022, the Company granted $9.3 million (65,125 shares) in restricted stock under the Incentive Plan in conjunction with its acquisitions of Cornerstone Macro and Stamford Partners. These restricted shares are subject to graded vesting, and employees must fulfill service requirements in exchange for the rights to the restricted shares. Compensation expense is amortized on a straight-line basis over the requisite service period, generally three to four years. Employees forfeit unvested shares upon termination of employment and a reversal of compensation expense is recorded.

Annually, the Company grants stock to its non-employee directors. The stock-based compensation paid to non-employee directors is fully expensed on the grant date and included within outside services expense on the consolidated statements of operations.

Restricted Stock Units

The Company grants restricted stock units to its leadership team ("Leadership Grants"). Restricted stock units will vest and convert to shares of common stock at the end of each 36-month performance period only if the Company satisfies predetermined performance and/or market conditions over the performance period. The performance condition requires the Company to achieve certain average adjusted return on equity targets, as defined in the terms of the award agreements. The market condition requires the Company to achieve a certain total shareholder return ("TSR") relative to members of a predetermined peer group. Under the terms of these awards, the number of units that will actually vest and convert to shares will be based on the extent to which the Company achieves the specified targets during each performance period. The maximum payout leverage by grant year is as follows:

	Maximum Payout Leverage		
Grant Year	Performance Condition	Market Condition	Total
2024	75%	75%	150%
2023	100%	100%	200%
2022	75%	75%	150%
2021	75%	75%	150%
2020	75%	75%	150%

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

The fair value of the performance condition portion of the award was based on the closing price of the Company's common stock on the grant date. If the Company determines that it is probable that the performance condition will be achieved, compensation expense is amortized on a straight-line basis over the 36-month performance period. The Company reevaluates achievement of the performance condition by grant year each reporting period with changes in estimated outcomes accounted for using a cumulative effect adjustment to compensation expense. Compensation expense will be recognized only if the performance condition is met. Employees forfeit unvested restricted stock units upon termination of employment with a corresponding reversal of compensation expense. As of December 31, 2024, the expected payout leverage for the performance condition portion of the award by grant year is as follows:

Grant Year	Expected Payout Leverage
2024	73%
2023	57%
2022	27%

The market condition must be met for the market condition portion of the award to vest. Compensation expense will be recognized regardless if the market condition is satisfied, and is amortized on a straight-line basis over the 36-month requisite service period (or earlier if age and service conditions are met, as described below). Employees forfeit unvested restricted stock units upon termination of employment with a corresponding reversal of compensation expense. The fair value of the market condition portion of the award was determined on the grant date using a Monte Carlo simulation with the following assumptions:

Grant Year	Vesting Year	Risk-Free Interest Rate	Expected Stock Price Volatility
2024	2027	4.38%	34.3%
2023	2026	4.35%	47.5%
2022	2025	1.80%	43.8%
2021	2024	0.23%	43.2%
2020	2023	1.40%	27.3%
2019	2022	2.50%	31.9%

Because the vesting of the market condition portion of the award depends on the Company's TSR relative to a peer group, the valuation modeled the performance of the peer group as well as the correlation between the Company and the peer group. The expected stock price volatility assumptions were determined using historical volatility, as correlation coefficients can only be developed through historical volatility. The risk-free interest rates were determined based on three-year U.S. Treasury bond yields.

The compensation committee of the Company's board of directors included defined retirement provisions in its Leadership Grants. Certain grantees meeting defined age and service requirements will be fully vested in the awards as long as performance and post-termination obligations are met throughout the performance period. These retirement-eligible grants are expensed in the period in which those awards are deemed to be earned, which is the calendar year preceding the February grant date.

Stock Options

On February 15, 2023 and February 15, 2018, the Company granted options to certain executive officers. These options are expensed on a straight-line basis over the required service period of five years, based on the estimated fair value of the award on the respective date of grant. The exercise price per share is equal to the closing price on the respective date of grant plus ten percent. These options are subject to graded vesting, beginning on the third anniversary of the respective grant date, so long as the employee remains continuously employed by the Company. The maximum term of these stock options is ten years.

The fair value of these stock option awards was estimated on the respective date of grant using the Black-Scholes option-pricing model with the following assumptions:

	February 2023 Grant	February 2018 Grant
Risk-free interest rate	3.94 %	2.82 %
Dividend yield	3.21 %	3.22 %
Expected stock price volatility	38.50 %	37.20 %
Expected life of options (in years)	7.0	7.0
Fair value of options granted (per share)	$ 46.71	$ 24.49

The risk-free interest rate assumption was based on the U.S. Treasury bond yield with a maturity equal to the expected life of the options. The dividend yield assumption was based on the assumed dividend payout over the expected life of the options. The expected stock price volatility assumption was determined using historical volatility, as correlation coefficients can only be developed through historical volatility. The expected life of options assumption was determined using the simplified method due to the Company's limited exercise information. The simplified method calculates the expected term as the midpoint of the vesting term and the original contractual term of the options.

Inducement Plans

Inducement plan awards are amortized as compensation expense on a straight-line basis over the requisite service period. Employees forfeit unvested shares upon termination of employment and a reversal of compensation expense is recorded.

The Company established the 2019 Employment Inducement Award Plan (the "2019 Inducement Plan") in conjunction with its acquisition of Weeden & Co. L.P. ("Weeden & Co."). On August 2, 2019, the Company granted $7.3 million (97,752 shares) in restricted stock. These restricted shares were subject to graded vesting through August 2, 2023. The Company terminated the 2019 Inducement Plan in August 2023.

The Company established the 2020 Inducement Plan in conjunction with its acquisition of SOP Holdings, LLC and its subsidiaries, including Sandler O'Neill & Partners, L.P. On January 3, 2020, the Company granted $96.9 million (1,217,423 shares) in restricted stock. These restricted shares have both cliff and graded vesting terms with vesting periods of 18 months, three years or five years (with a weighted average service period of 3.7 years). On April 3, 2020, the Company granted $5.5 million (114,000 shares) in restricted stock under the 2020 Inducement Plan in conjunction with its acquisition of The Valence Group ("Valence"). These restricted shares are subject to graded vesting, generally beginning on the third anniversary of the grant date through April 3, 2025. On December 31, 2020, the Company granted $2.9 million (29,194 shares) in restricted stock under the 2020 Inducement Plan in conjunction with its acquisition of TRS Advisors LLC ("TRS"). These restricted shares were subject to ratable vesting through December 31, 2023.

The Company established the 2022 Inducement Plan in conjunction with its acquisition of DBO Partners. On October 7, 2022, the Company granted $17.4 million (161,030 shares) in restricted stock. These restricted shares are generally subject to ratable vesting over a five-year vesting period.

The Company established the 2024 Inducement Plan in conjunction with its acquisition of Aviditi Advisors. On August 23, 2024, the Company granted $11.8 million (42,980 shares) in restricted stock. These restricted shares have both ratable and graded vesting terms with vesting periods of three or five years.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

Stock-Based Compensation Activity

The following table summarizes the Company's stock-based compensation activity:

	Year Ended December 31,		
(Amounts in millions)	2024	2023	2022
Stock-based compensation expense	$ 101.9	$ 92.3	$ 129.9
Forfeitures	2.6	1.9	1.5
Tax benefit related to stock-based compensation expense	16.4	17.9	17.5

The following table summarizes the changes in the Company's unvested restricted stock:

	Unvested Restricted Stock (in Shares)	Weighted Average Grant Date Fair Value
December 31, 2021	**3,795,212**	**$ 76.59**
Granted	1,330,471	131.69
Vested	(890,629)	82.95
Canceled	(15,228)	129.10
December 31, 2022	**4,219,826**	**$ 92.43**
Granted	336,093	153.89
Vested	(1,932,950)	85.62
Canceled	(29,047)	144.34
December 31, 2023	**2,593,922**	**$ 104.89**
Granted	311,014	217.55
Vested	(1,128,342)	99.15
Canceled	(36,466)	139.97
December 31, 2024	**1,740,128**	**$ 128.01**

The fair value of restricted stock that vested during the years ended December 31, 2024, 2023 and 2022 was $111.9 million, $165.5 million and $73.9 million, respectively.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

The following table summarizes the changes in the Company's unvested restricted stock units:

	Unvested Restricted Stock Units	Weighted Average Grant Date Fair Value
December 31, 2021	**158,393**	**$ 90.43**
Granted	69,693	148.90
Vested	(39,758)	75.78
Canceled	—	—
December 31, 2022	**188,328**	**$ 115.16**
Granted	48,931	177.75
Vested	(56,066)	86.01
Canceled	—	—
December 31, 2023	**181,193**	**$ 141.08**
Granted	33,694	199.39
Vested	(62,569)	103.69
Canceled	—	—
December 31, 2024	**152,318**	**$ 169.34**

As of December 31, 2024, there was $75.3 million of total unrecognized compensation cost related to restricted stock and restricted stock units expected to be recognized over a weighted average period of 3.2 years.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

The following table summarizes the changes in the Company's outstanding stock options:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
December 31, 2021	81,667	$ 99.00	6.1	$ 6,493,343
Granted	—	—		
Exercised	—	—		
Canceled	—	—		
Expired	—	—		
December 31, 2022	81,667	$ 99.00	5.1	$ 2,547,194
Granted	75,000	170.76		
Exercised	—	—		
Canceled	—	—		
Expired	—	—		
December 31, 2023	156,667	$ 133.35	6.5	$ 6,504,325
Granted	—	—		
Exercised	(8,000)	99.00		1,334,949
Canceled	—	—		
Expired	—	—		
December 31, 2024	148,667	$ 135.20	5.7	$ 24,492,634
Options exercisable at:				
December 31, 2022	54,444	$ 99.00	5.1	$ 1,698,108
December 31, 2023	81,667	$ 99.00	4.1	$ 6,196,075
December 31, 2024	73,667	$ 99.00	3.1	$ 14,803,384

As of December 31, 2024, there was $2.2 million of unrecognized compensation cost related to stock options expected to be recognized over a weighted average period of 3.1 years. There was no tax benefit recorded as a result of stock option exercises for the year ended December 31, 2024.

The Company has a policy of issuing shares out of treasury (to the extent available) to satisfy share option exercises and restricted stock vesting. The Company expects to withhold approximately 0.3 million shares from employee equity awards vesting in 2025, related to employee individual income tax withholding obligations on restricted stock vesting. For accounting purposes, withholding shares to cover employees' tax obligations is deemed to be a repurchase of shares by the Company.

Deferred Compensation Plans

The Company maintains various deferred compensation arrangements for employees as described below.

Mutual Fund Restricted Share Investment Plan

The Mutual Fund Restricted Share ("MFRS") Investment Plan is a fully funded deferred compensation plan which allows eligible employees to receive a portion of their incentive compensation or retention awards in restricted mutual fund shares of investment funds. Compensation expense for MFRS awards is recognized over the period in which the award is deemed to be earned, as discussed below. Forfeitures of MFRS awards are recorded as a reduction of compensation and benefits expense within the consolidated statements of operations. The Company recorded compensation expense of $82.3 million, $75.4 million and $104.7 million for the years ended December 31, 2024, 2023 and 2022, respectively, related to MFRS awards, less forfeitures. Forfeitures were $4.4 million, $1.3 million and $3.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

The Company grants MFRS awards to qualifying employees in February of each year ("Annual MFRS Awards"). Annual MFRS Awards represent a portion of these employees' compensation for performance in the preceding year, similar to the Company's Annual Grants. Annual MFRS Awards vest ratably over three or four years in equal installments. Annual MFRS Awards provide for continued vesting after termination of employment so long as the employee does not violate certain post-termination restrictions set forth in the award agreement or any agreement entered into upon termination. Annual MFRS Awards are owned by employee recipients (subject to the aforementioned vesting restrictions) and as such are not included on the consolidated statements of financial condition.

The Company also grants MFRS awards for retention purposes ("Retention MFRS Awards"). As employees must fulfill service requirements in exchange for rights to these awards, compensation expense is amortized on a straight-line basis over the requisite service period. Retention MFRS Awards have both ratable and graded vesting terms with vesting periods of three or five years. The Company purchased selected mutual funds to economically hedge its obligation related to the Retention MFRS Awards. These amounts are included in investments on the consolidated statements of financial condition. The related compensation liability is included in accrued compensation on the consolidated statements of financial condition. Changes in the fair value of the investments made by the Company are reported in investment income/(loss) and changes in the corresponding compensation liability are reflected as compensation and benefits expense on the consolidated statements of operations.

Nonqualified Deferred Compensation Plan

The nonqualified deferred compensation plan is an unfunded plan which allows certain highly compensated employees, at their election, to defer a portion of their compensation. This plan was closed to future deferral elections by participants for performance periods beginning after December 31, 2017. The amounts deferred under this plan are held in a grantor trust. The Company invests, as a principal, in investments to economically hedge its obligation under the nonqualified deferred compensation plan. The investments in the grantor trust consist of mutual funds which are categorized as Level I in the fair value hierarchy. These investments totaled $22.0 million and $18.6 million as of December 31, 2024 and 2023, respectively, and are included in investments on the consolidated statements of financial condition. A corresponding deferred compensation liability is included in accrued compensation on the consolidated statements of financial condition. The compensation deferred by the employees was expensed in the period earned. Changes in the fair value of the investments made by the Company are reported in investment income/(loss) and changes in the corresponding deferred compensation liability are reflected as compensation and benefits expense on the consolidated statements of operations.

Acquisition-Related Compensation Arrangements

In conjunction with the 2024 acquisition of Aviditi Advisors and the 2022 acquisitions of DBO Partners and Cornerstone Macro, additional cash may be earned if certain net revenue targets are achieved. See Note 4 for additional information.

In conjunction with the 2020 acquisition of TRS, additional cash was available to be earned by certain employees if a revenue threshold was exceeded during the three-year post-acquisition period (the "TRS Earnout"). The Company paid the maximum amount of $7.0 million related to the TRS Earnout in 2024. Amounts payable were recorded as compensation expense on the consolidated statements of operations over the requisite service period. The Company recorded $0.5 million, $2.2 million and $2.1 million in compensation expense related to the TRS Earnout for the years ended December 31, 2024, 2023 and 2022, respectively.

In conjunction with the 2020 acquisition of Valence, additional cash was available to be earned by certain employees if a revenue threshold was exceeded during the three-year post-acquisition period (the "Valence Earnout"). The Company paid $10.0 million related to the Valence Earnout in 2023. Amounts payable were recorded as compensation expense on the consolidated statements of operations over the requisite service period. The Company recorded $2.2 million in compensation expense related to the Valence Earnout for the year ended December 31, 2023 and a $3.4 million reversal of compensation expense for the year ended December 31, 2022.

In conjunction with the 2019 acquisition of Weeden & Co., the Company granted $10.1 million in restricted cash for retention purposes. Compensation expense was amortized on a straight-line basis over the requisite service period. The restricted cash award was subject to graded vesting, beginning on the third anniversary of the grant date through August 2, 2023. The final payment was made in 2023.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

NOTE 19 | EMPLOYEE BENEFIT PLANS

The Company has various employee benefit plans, and substantially all employees are covered by at least one plan. The plans include health and welfare plans and a tax-qualified retirement plan (the "Retirement Plan"). During the years ended December 31, 2024, 2023 and 2022, the Company incurred employee benefits expenses of $36.9 million, $35.9 million and $33.8 million, respectively.

Health and Welfare Plans

Company employees who meet certain work schedule and service requirements are eligible to participate in the Company's health and welfare plans. The Company subsidizes the cost of coverage for employees. The health plans contain cost-sharing features such as deductibles and coinsurance.

The Company is self-insured for losses related to health claims, although it obtains third-party stop loss insurance coverage on an individual plan basis. Self-insured liabilities are based on a number of factors, including historical claims experience, an estimate of claims incurred but not reported and valuations provided by third-party actuaries. For the years ended December 31, 2024, 2023 and 2022, the Company recognized expense of $21.3 million, $20.9 million and $19.7 million, respectively, in compensation and benefits expense on the consolidated statements of operations related to its health plans.

Retirement Plan

The Retirement Plan is a defined contribution retirement savings plan. The defined contribution retirement savings plan allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company to a maximum of six percent of recognized compensation up to the social security taxable wage base. The Retirement Plan also provides for a discretionary profit sharing contribution by the Company. Payment and amount of the profit sharing contribution are determined annually on a discretionary basis. For the years ended December 31, 2024, 2023 and 2022, the Company did not make a profit sharing contribution. Although the Company's matching and profit sharing contributions vest immediately, a participant must be employed on December 31 to receive that year's employer contributions.

NOTE 20 | RESTRUCTURING AND INTEGRATION COSTS

	Year Ended December 31,		
(Amounts in thousands)	2024	2023	2022
Restructuring and integration costs			
Restructuring costs:			
Severance, benefits and outplacement	$ (297)	$ 6,658	$ 652
Vacated leased office space	255	896	5,616
Contract termination	—	109	—
Total restructuring costs	(42)	7,663	6,268
Integration costs	2,628	86	5,172
Total restructuring and integration costs	$ 2,586	$ 7,749	$ 11,440

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

NOTE 21 | INCOME TAXES

Income tax expense is provided using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The components of income tax expense are as follows:

		Year Ended December 31,				
(Amounts in thousands)		2024		2023		2022
Current						
Federal	$	30,429	$	3,988	$	44,769
State		10,679		5,292		19,237
Foreign		2,747		684		2,390
Total current		43,855		9,964		66,396
Deferred						
Federal		10,329		11,856		(20,500)
State		5,913		1,546		(9,207)
Foreign		875		247		(3,500)
Total deferred		17,117		13,649		(33,207)
Total income tax expense	$	60,972	$	23,613	$	33,189

A reconciliation of federal income taxes at statutory rates to the Company's effective tax rates is as follows:

		Year Ended December 31,				
(Amounts in thousands)		2024		2023		2022
Federal income tax expense at statutory rates	$	45,867	$	25,743	$	28,218
Increase/(decrease) in taxes resulting from:						
State income taxes, net of federal tax benefit		13,433		7,994		7,501
Net tax-exempt interest income		(1,332)		(1,613)		(1,449)
Foreign jurisdictions tax rate differential		1,076		993		1,152
Non-deductible compensation		8,362		3,645		4,602
Change in valuation allowance		—		(159)		(4,935)
Vestings of stock awards		(13,146)		(13,714)		(5,646)
Income/(loss) attributable to noncontrolling interests		4,972		(2,831)		1,994
Other, net		1,740		3,555		1,752
Total income tax expense	$	60,972	$	23,613	$	33,189

In accordance with ASC 740, U.S. income taxes are not provided on undistributed earnings of international subsidiaries that are permanently reinvested. As of December 31, 2024, no deferred taxes have been provided for withholding taxes or other taxes that would result upon repatriation of the Company's foreign earnings to the U.S.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The net deferred income tax assets consisted of the following items:

(Amounts in thousands)	December 31, 2024	December 31, 2023
Deferred tax assets		
Deferred compensation	$ 119,916	$ 131,791
Accrued lease liabilities	20,588	21,850
Goodwill tax basis in excess of book basis	36,415	43,630
Net operating loss carryforwards	536	1,301
Liabilities/accruals not currently deductible	2,949	5,616
Other	5,252	5,336
Total deferred tax assets	185,656	209,524
Deferred tax liabilities		
Right-of-use lease assets	15,564	16,055
Unrealized gains on firm investments	1,388	5,318
Fixed assets	6,545	8,451
Other	576	493
Total deferred tax liabilities	24,073	30,317
Net deferred tax assets	$ 161,583	$ 179,207

The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The Company believes that its future tax profits will be sufficient to recognize its deferred tax assets.

The Company accounts for unrecognized tax benefits in accordance with the provisions of ASC 740, which requires tax reserves to be recorded for uncertain tax positions on the consolidated statements of financial condition. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Amounts in thousands)	
Balance at December 31, 2021	$ 1,743
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	408
Reductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2022	$ 2,151
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(42)
Settlements	(305)
Balance at December 31, 2023	$ 1,804
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	113
Reductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2024	$ 1,917

As of December 31, 2024 and 2023, $1.9 million and $1.8 million, respectively, of the Company's unrecognized tax benefits included above would impact the annual effective rate, if recognized.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of income tax expense. The Company had $0.5 million, $0.4 million and $0.4 million accrued related to the payment of interest and penalties at December 31, 2024, 2023 and 2022, respectively. The Company or one of its subsidiaries files income tax returns with the various states and foreign jurisdictions in which the Company operates. The Company is not subject to examination by U.S. federal tax authorities for years before 2021 and is not subject to examination by state and local or non-U.S. tax authorities for taxable years before 2018. The Company anticipates the majority of its uncertain income tax positions will be resolved within the next twelve months.

NOTE 22 | EARNINGS PER SHARE

Basic earnings per common share is computed by dividing net income attributable to Piper Sandler Companies by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive stock options, restricted stock units and restricted shares. The Company uses the treasury stock method to calculate diluted earnings per common share.

The computation of EPS is as follows:

	Year Ended December 31,		
(Amounts in thousands, except per share data)	2024	2023	2022
Net income attributable to Piper Sandler Companies	$ 181,114	$ 85,491	$ 110,674
Shares for basic and diluted calculations			
Average shares used in basic computation	15,838	14,958	13,982
Stock options	55	25	16
Restricted stock units	184	163	196
Restricted shares	1,617	2,079	2,771
Average shares used in diluted computation	17,695	17,224	16,965
Earnings per common share			
Basic	$ 11.44	$ 5.72	$ 7.92
Diluted	$ 10.24	$ 4.96	$ 6.52

The anti-dilutive effects from stock options and restricted shares were immaterial for the years ended December 31, 2024, 2023 and 2022.

NOTE 23 | NET CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

Piper Sandler & Co. is registered as a securities broker dealer with the SEC and is a member of various SROs and securities exchanges. The Financial Industry Regulatory Authority, Inc. ("FINRA") serves as Piper Sandler & Co.'s primary SRO. Piper Sandler & Co. is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. Piper Sandler & Co. has elected to use the alternative method permitted by the SEC rule which requires that it maintain minimum net capital of $1.0 million. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by Piper Sandler & Co. are subject to certain approvals, notifications and other provisions of SEC and FINRA rules.

At December 31, 2024, net capital calculated under the SEC rule was $265.5 million, and exceeded the minimum net capital required under the SEC rule by $264.5 million.

The Company's unsecured revolving credit facility and secured revolving credit facility include covenants requiring Piper Sandler & Co. to maintain a minimum regulatory net capital of $120 million. The Company's fully disclosed clearing agreement with Pershing includes a covenant requiring Piper Sandler & Co. to maintain excess net capital of $120 million.

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

Piper Sandler Ltd., a broker dealer subsidiary registered in the U.K., is subject to the capital requirements of the Prudential Regulation Authority and the Financial Conduct Authority. As of December 31, 2024, Piper Sandler Ltd. was in compliance with the capital requirements of the Prudential Regulation Authority and the Financial Conduct Authority.

Piper Sandler Hong Kong Limited is licensed by the Hong Kong Securities and Futures Commission, which is subject to the liquid capital requirements of the Securities and Futures (Financial Resources) Rule promulgated under the Securities and Futures Ordinance. At December 31, 2024, Piper Sandler Hong Kong Limited was in compliance with the liquid capital requirements of the Hong Kong Securities and Futures Commission.

Aviditi Capital Advisors Europe GmbH, a European subsidiary, is authorized and regulated by the Federal Financial Supervisory Authority ("BaFin") as a tied agent of AHP Capital Management GmbH, a third-party financial institution.

NOTE 24 | PARENT COMPANY ONLY

Condensed Statements of Financial Condition

(Amounts in thousands)		December 31, 2024		December 31, 2023
Assets				
Cash and cash equivalents	$	1	$	100
Investment in and advances to subsidiaries		1,218,689		1,147,090
Other assets		73,389		14,346
Total assets	$	1,292,079	$	1,161,536
Liabilities and Shareholders' Equity				
Short-term financing	$	10,000	$	30,000
Accrued compensation		51,180		42,698
Other liabilities and accrued expenses		3,069		3,340
Total liabilities		64,249		76,038
Shareholders' equity		1,227,830		1,085,498
Total liabilities and shareholders' equity	$	1,292,079	$	1,161,536

Piper Sandler Companies
Notes to the Consolidated Financial Statements – Continued

Condensed Statements of Operations

		Year Ended December 31,		
(Amounts in thousands)		**2024**	**2023**	**2022**
Revenues				
Dividends from subsidiaries	$	**149,725** $	118,934 $	172,383
Interest income		**2,988**	917	1,235
Investment income/(loss)		**3,263**	1,823	(3,461)
Total revenues		**155,976**	121,674	170,157
Interest expense		**958**	6,083	6,759
Net revenues		**155,018**	115,591	163,398
Total non-interest expenses		**6,401**	6,319	4,497
Income before income tax expense and equity in income of subsidiaries		**148,617**	109,272	158,901
Income tax expense		**38,641**	28,957	41,050
Income of parent company		**109,976**	80,315	117,851
Equity in undistributed/(distributed in excess of) income of subsidiaries		**71,138**	5,176	(7,177)
Net income attributable to Piper Sandler Companies	$	**181,114** $	85,491 $	110,674

Condensed Statements of Cash Flows

		Year Ended December 31,		
(Amounts in thousands)		**2024**	**2023**	**2022**
Operating Activities				
Net income	$	**181,114** $	85,491 $	110,674
Adjustments to reconcile net income to net cash provided by operating activities:				
Stock-based compensation		**1,080**	1,168	941
Equity distributed in excess of/(in undistributed) income of subsidiaries		**(71,138)**	(5,176)	7,177
Net cash provided by operating activities		**111,056**	81,483	118,792
Financing Activities				
Net change in short-term financing		**(20,000)**	30,000	—
Repayment of long-term financing		**—**	(125,000)	—
Advances from subsidiaries		**48,205**	168,541	176,070
Payment of cash dividends		**(73,726)**	(84,444)	(107,528)
Repurchase of common stock		**(66,426)**	(70,680)	(187,334)
Proceeds from stock option exercises		**792**	—	—
Net cash used in financing activities		**(111,155)**	(81,583)	(118,792)
Net change in cash and cash equivalents		**(99)**	(100)	—
Cash and cash equivalents at beginning of year		**100**	200	200
Cash and cash equivalents at end of year	$	**1** $	100 $	200

Piper Sandler Companies
Supplementary Data — Quarterly Information (unaudited)

	2024 Fiscal Quarter			
(Amounts in thousands, except per share data)	**First**	**Second**	**Third**	**Fourth**
Total revenues	$ 344,439	$ 340,844	$ 360,928	$ 485,384
Interest expense	1,383	1,665	1,356	1,277
Net revenues	343,056	339,179	359,572	484,107
Total non-interest expenses	290,634	310,933	303,957	401,978
Income before income tax expense	52,422	28,246	55,615	82,129
Income tax expense	2,844	13,276	15,225	29,627
Net income	49,578	14,970	40,390	52,502
Net income/(loss) attributable to noncontrolling interests	7,085	(19,803)	5,601	(16,557)
Net income attributable to Piper Sandler Companies	$ 42,493	$ 34,773	$ 34,789	$ 69,059
Earnings per common share				
Basic	$ 2.74	$ 2.19	$ 2.19	$ 4.30
Diluted	$ 2.43	$ 1.97	$ 1.96	$ 3.86
Dividends declared per common share	$ 1.60	$ 0.60	$ 0.65	$ 0.65
Weighted average number of common shares outstanding				
Basic	15,499	15,879	15,921	16,052
Diluted	17,504	17,633	17,769	17,870

	2023 Fiscal Quarter			
(Amounts in thousands, except per share data)	**First**	**Second**	**Third**	**Fourth**
Total revenues	$ 300,544	$ 291,331	$ 292,031	$ 474,207
Interest expense	2,639	2,605	2,546	2,356
Net revenues	297,905	288,726	289,485	471,851
Total non-interest expenses	272,096	274,345	292,935	386,005
Income/(loss) before income tax expense/(benefit)	25,809	14,381	(3,450)	85,846
Income tax expense/(benefit)	(7,637)	(250)	10,227	21,273
Net income/(loss)	33,446	14,631	(13,677)	64,573
Net income/(loss) attributable to noncontrolling interests	7,812	10,677	(17,555)	12,548
Net income attributable to Piper Sandler Companies	$ 25,634	$ 3,954	$ 3,878	$ 52,025
Earnings per common share				
Basic	$ 1.77	$ 0.26	$ 0.26	$ 3.44
Diluted	$ 1.49	$ 0.23	$ 0.22	$ 3.00
Dividends declared per common share	$ 1.85	$ 0.60	$ 0.60	$ 0.60
Weighted average number of common shares outstanding				
Basic	14,507	15,066	15,105	15,143
Diluted	17,182	17,084	17,256	17,367

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and our principal financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (b) accumulated and communicated to our management, including our principal executive officer and our principal financial officer, to allow timely decisions regarding disclosure.

During the fourth quarter of our fiscal year ended December 31, 2024, there was no change in our system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting and the attestation report of our independent registered public accounting firm on management's assessment of internal control over financial reporting are included in Part II, Item 8 of this Form 10-K entitled "Financial Statements and Supplementary Data" and are incorporated herein by reference.

Item 9B. Other Information.

During the quarter ended December 31, 2024, no director or officer of the Company adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information regarding our executive officers included in Part I, Item 1 of this Form 10-K under the caption "Information About our Executive Officers" is incorporated herein by reference. The information in the definitive proxy statement for our 2025 annual meeting of shareholders to be held on May 22, 2025, under the captions "Proposal One — Election of Directors," "Information Regarding the Board of Directors and Corporate Governance — Committees of the Board — Audit Committee," "Information Regarding the Board of Directors and Corporate Governance — Codes of Ethics and Business Conduct," "Information Regarding the Board of Directors and Corporate Governance — Insider Trading Policies" and "Delinquent Section 16(a) Reports" is incorporated herein by reference.

Item 11. Executive Compensation.

The information in the definitive proxy statement for our 2025 annual meeting of shareholders to be held on May 22, 2025, under the captions "Executive Compensation," "Certain Relationships and Related Transactions — Compensation Committee Interlocks and Insider Participation," "Information Regarding the Board of Directors and Corporate Governance — Compensation Program for Non-Employee Directors" and "Information Regarding the Board of Directors and Corporate Governance — Non-Employee Director Compensation for 2024" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information in the definitive proxy statement for our 2025 annual meeting of shareholders to be held on May 22, 2025, under the captions "Security Ownership — Beneficial Ownership of Directors, Nominees and Executive Officers," "Security Ownership — Beneficial Owners of More than Five Percent of Our Common Stock," "Executive Compensation — Outstanding Equity Awards at Fiscal Year-End" and "Executive Compensation — Equity Compensation Plan Information" is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information in the definitive proxy statement for our 2025 annual meeting of shareholders to be held on May 22, 2025, under the captions "Information Regarding the Board of Directors and Corporate Governance — Director Independence," "Certain Relationships and Related Transactions — Transactions with Related Persons" and "Certain Relationships and Related Transactions — Review and Approval of Transactions with Related Persons" is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information in the definitive proxy statement for our 2025 annual meeting of shareholders to be held on May 22, 2025, under the captions "Audit Committee Report and Payment of Fees to Our Independent Auditor — Auditor Fees" and "Audit Committee Report and Payment of Fees to Our Independent Auditor — Auditor Services Pre-Approval Policy" is incorporated herein by reference.

PART IV

Item 15. Exhibit and Financial Statement Schedules.

(a)(1) FINANCIAL STATEMENTS.

The Consolidated Financial Statements are incorporated herein by reference and included in Part II, Item 8 of this Form 10-K.

(a)(2) FINANCIAL STATEMENT SCHEDULES.

All financial statement schedules for the Company have been included in the Consolidated Financial Statements or the related footnotes, or are either inapplicable or not required.

(a)(3) EXHIBITS.

Number	Description
2.1	Separation and Distribution Agreement dated as of December 23, 2003, between U.S. Bancorp and Piper Sandler Companies (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed March 8, 2004). #
2.2	Agreement and Plans of Merger, dated July 9, 2019, by and among Piper Sandler Companies, SOP Holdings, LLC, Sandler O'Neill & Partners Corp., Sandler O'Neill & Partners, L.P. and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed July 10, 2019). #
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed May 18, 2023).
3.2	Amended and Restated Bylaws (as of February 9, 2023) (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed February 10, 2023).
4.1	Form of Specimen Certificate for Piper Sandler Companies Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed February 26, 2018).
4.2	Description of Securities (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed February 28, 2020).
10.1	Form of director indemnification agreement between Piper Sandler Companies and its directors (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed March 17, 2014). †
10.2	Office Lease Agreement, dated May 30, 2012, by and among Piper Sandler & Co. and Wells REIT – 800 Nicollett Avenue Owner, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed June 1, 2012).
10.3	Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (as amended and restated May 17, 2023) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed May 18, 2023). †
10.4	Form of Performance Share Unit Agreement for 2020 Leadership Team Grants under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed February 28, 2020). †
10.5	Form of Performance Share Unit Agreement for 2021 Leadership Team Grants under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed February 25, 2021). †
10.6	Form of Performance Share Unit Agreement for 2022 Leadership Team Grants under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed February 25, 2022). †

Number	Description
10.7	Form of Performance Share Unit Agreement for 2023 Leadership Team Grants under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed February 24, 2023). †
10.8	Form of Performance Share Unit Agreement for 2024 Leadership Team Grants under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed February 26, 2024). †
10.9	Form of Performance Share Unit Agreement for 2025 Leadership Team Grants under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan. †*
10.10	Piper Sandler Companies Deferred Compensation Plan for Non-Employee Directors, as amended and restated effective May 4, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2016, filed August 5, 2016). †
10.11	Summary of Non-Employee Director Compensation Program. †*
10.12	Form of Notice Period Agreement (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed March 1, 2007). †
10.13	Amended and Restated Credit Agreement, dated December 20, 2022, by and between Piper Sandler Companies and U.S. Bank National Association (as conformed through the Fourth Amendment to Amended and Restated Credit Agreement, dated December 19, 2024). *
10.14	Amended and Restated Loan Agreement, dated December 28, 2012, between Piper Sandler & Co. and U.S. Bank National Association (as conformed through the Tenth Amendment to Amended and Restated Loan Agreement, dated December 9, 2022) (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed February 24, 2023).
10.15	Eleventh Amendment to Amended and Restated Loan Agreement, dated December 8, 2023, by and between Piper Sandler & Co. and U.S. Bank National Association (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed February 26, 2024).
10.16	Credit Agreement, dated August 23, 2024, among Piper Sandler Companies and Cadence Bank (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2024, filed November 7, 2024).
10.17	Piper Sandler Companies Amended and Restated Mutual Fund Restricted Share Investment Plan, effective as of November 16, 2022 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed February 24, 2023). †
10.18	Form of Non-Qualified Stock Option Agreement for 2018 Promotional Grants under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed February 9, 2018). †
10.19	Form of Non-Qualified Stock Option Agreement for 2023 Special Grant under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed February 10, 2023). †
10.20	Form of Restricted Stock and Mutual Fund Restricted Share Agreement for Employee Grants in 2020 (related to performance in 2019) under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan and Mutual Fund Restricted Share Investment Plan (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed February 28, 2020). †
10.21	Form of Restricted Stock and Mutual Fund Restricted Share Agreement for Employee Grants in 2021 (related to performance in 2020) under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan and Mutual Fund Restricted Share Investment Plan (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed February 25, 2021). †
10.22	Form of Restricted Stock and Mutual Fund Restricted Share Agreement for Employee Grants in 2022 (related to performance in 2021) under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan and Mutual Fund Restricted Share Investment Plan (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed February 25, 2022). †
10.23	Form of Restricted Stock and Mutual Fund Restricted Share Agreement for Employee Grants in 2023 (related to performance in 2022) under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan and Mutual Fund Restricted Share Investment Plan (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed February 24, 2023). †

Number	Description
10.24	Form of Restricted Stock and Mutual Fund Restricted Share Agreement for Employee Grants in 2024 (related to performance in 2023) under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan and Mutual Fund Restricted Share Investment Plan (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed February 26, 2024). †
10.25	Form of Restricted Stock and Mutual Fund Restricted Share Agreement for Employee Grants in 2025 (related to performance in 2024) under the Piper Sandler Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan and Mutual Fund Restricted Share Investment Plan. †*
10.26	Piper Sandler Companies 2019 Employment Inducement Award Plan (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8, filed March 13, 2019). †
10.27	Form of Restricted Stock Agreement for Grants under the Piper Sandler Companies 2019 Employment Inducement Award Plan (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8, filed March 13, 2019). †
10.28	Letter Agreement, dated July 8, 2019, by and between Piper Sandler Companies and Jonathan J. Doyle (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed January 6, 2020). †
10.29	Amendment Letter, dated March 10, 2021, by and between Piper Sandler Companies and Jonathan J. Doyle (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed May 6, 2021). †
10.30	Equity Consideration Restricted Stock Agreement, dated July 9, 2019, by and between Piper Sandler Companies and Jonathan J. Doyle (incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed February 28, 2020). †
10.31	Piper Sandler Companies 2020 Employment Inducement Award Plan (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8, filed November 29, 2019). †
10.32	Form of Restricted Stock Agreement for Grants under the Piper Sandler Companies 2020 Employment Inducement Award Plan (18-Month Cliff Vesting) (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8, filed November 29, 2019). †
10.33	Form of Restricted Stock Agreement for Grants under the Piper Sandler Companies 2020 Employment Inducement Award Plan (3-Year Cliff Vesting) (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8, filed November 29, 2019). †
10.34	Form of Restricted Stock Agreement for Grants under the Piper Sandler Companies 2020 Employment Inducement Award Plan (Years 3, 4 and 5 Pro-rata Vesting) (incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8, filed November 29, 2019). †
10.35	Piper Sandler Companies 2022 Employment Inducement Award Plan (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8, filed September 23, 2022). †
10.36	Piper Sandler Companies 2024 Employment Inducement Award Plan (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8, filed August 19, 2024). †
10.37	Letter Agreement, dated August 8, 2023, by and between Piper Sandler Companies and Katherine P. Clune (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed September 12, 2023). †
19.1	Director, Executive Officer and Employee Insider Trading Policy. *
21.1	Subsidiaries of Piper Sandler Companies *
23.1	Consent of Ernst & Young LLP *
24.1	Power of Attorney *
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer. *
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer. *
32.1	Section 1350 Certifications. **
97.1	Piper Sandler Companies Incentive Compensation Recovery Policy for Accounting Restatements (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed February 26, 2024).

Number	Description
101	The following financial information from our Annual Report on Form 10-K for the year ended December 31, 2024, formatted in iXBRL (inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Financial Condition, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Changes in Shareholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to the Consolidated Financial Statements. *
104	The cover page from our Annual Report on Form 10-K for the year ended December 31, 2024, formatted in iXBRL and included in Exhibit 101. *

\#   The Company hereby agrees to furnish supplementally to the Commission upon request any omitted exhibit or schedule.

†   This exhibit is a management contract or compensatory plan or agreement.

*   Filed herewith.

**   This information is furnished and not filed for purposes of Section 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 27, 2025.

PIPER SANDLER COMPANIES

By   /s/ Chad R. Abraham

Name   Chad R. Abraham

Its   Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 27, 2025.

SIGNATURE	TITLE
/s/ Chad R. Abraham Chad R. Abraham	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ Katherine P. Clune Katherine P. Clune	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Jonathan J. Doyle Jonathan J. Doyle	Director
/s/ William R. Fitzgerald William R. Fitzgerald	Director
/s/ Ann C. Gallo Ann C. Gallo	Director
/s/ Victoria M. Holt Victoria M. Holt	Director
/s/ Robbin Mitchell Robbin Mitchell	Director
/s/ Thomas S. Schreier Jr. Thomas S. Schreier Jr.	Director
/s/ Sherry M. Smith Sherry M. Smith	Director
/s/ Philip E. Soran Philip E. Soran	Director
/s/ Brian R. Sterling Brian R. Sterling	Director
/s/ Scott C. Taylor Scott C. Taylor	Director

Shareholder information

Corporate Headquarters

Piper Sandler Companies
Mail Stop J12NSH
800 Nicollet Mall, Suite 900
Minneapolis, MN 55402
612 303-6000

Company Website

www.pipersandler.com

Common Stock Listing

New York Stock Exchange (symbol: PIPR)

Stock Transfer Agent and Registrar

Broadridge acts as transfer agent and registrar for Piper Sandler Companies and maintains all shareholder records for the company. If you have questions regarding the Piper Sandler Companies stock you own, stock transfers, address corrections or changes, lost stock certificates or duplicate mailings, please contact Broadridge.

Online:
shareholder.broadridge.com/PIPR

Telephone:
Toll-Free   800 872-4409
Outside of U.S.   720 501-4324
Shareowner relations specialists available
Monday through Friday, 9 a.m. to 6 p.m. ET

Written correspondence:
Broadridge Corporate Issuer Solutions, Inc
PO Box 1342
Brentwood, NY 11717

Certified and overnight delivery:
Broadridge Corporate Issuer Solutions, Inc
ATTN: IWS
1155 Long Island Avenue
Edgewood, NY 11717

Independent Accountants

Ernst & Young LLP

Investor Inquiries

Shareholders, securities analysts and investors seeking more information about the company should contact Kate Clune, chief financial officer, at 212 466-7799 or investorrelations@psc.com; or the corporate headquarters address.

Website Access to SEC Reports and Corporate Governance Information

Piper Sandler Companies makes available free of charge on its website, www.pipersandler.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as well as all other reports filed by Piper Sandler Companies with the Securities and Exchange Commission, as soon as reasonably practicable after it electronically files them with, or furnishes them to, the Securities and Exchange Commission. These reports are also available at the Securities and Exchange Commission website, www.sec.gov.

Piper Sandler Companies also makes available free of charge on its website the company's codes of ethics and business conduct, its corporate governance principles and the charters of the audit, compensation, and nominating and governance committees of the board of directors. Printed copies of these materials will be mailed upon request.

Dividends

Piper Sandler Companies began paying cash dividends on its common stock in 2017. The decision to pay future dividends is at the discretion of the board of directors.

Cautionary Note Regarding Forward-Looking Statements

This annual report and the preceding letter to shareholders contain forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are subject to significant risks and uncertainties that are difficult to predict. A number of these risks and uncertainties are described in our reports filed or furnished with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2024. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

